Exhibit 99.1

ITAU CORPBANCA AND SUBSIDIARIES

Interim consolidated financial statements

March 31, 2018

(A free translation from the original in Spanish)

CONTENTS

Independent Auditors Report

Interim consolidated statement of financial position

Interim consolidated statement of income

Interim consolidated statement of comprehensive income

Interim consolidated statement of changes in equity

Interim consolidated statement of cash flows

Notes to the interim consolidated financial statements

	$-	Chilean pesos
MCh$	-	Million Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands United States dollars
MUS$	-	Million United States dollars
COP$	-	Colombian pesos
MCOP$	-	Millions Colombian pesos
UF	-	The Unidad de Fomento is a Chilean government inflation-indexed, peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate

INDEPENDENT AUDITOR’S REPORT

(A free translation from the original in Spanish)

Santiago, April 26, 2018

To the Shareholders and Directors of

Itaú CorpBanca and subsidiaries

We have reviewed the accompanying interim consolidated financial statements of Itaú CorpBanca and its subsidiaries, which comprise the interim consolidated statement of financial position as of March 31, 2018, the interim consolidated statements of income, comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2018 and 2017, and the related notes thereto.

Management’s Responsibility for the Interim Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the interim consolidated financial statements in accordance with accounting standards and instructions issued by the Superintendence of Banks and Financial Institutions. This responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of the interim consolidated financial statements in accordance with the applicable framework for preparation and presentation of financial information.

Auditor’s Responsibility

Our responsibility is to conduct our review in accordance with auditing standards generally accepted in Chile applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. The scope of a review, is substantially less than an audit conducted in accordance with auditing standards generally accepted in Chile, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the interim consolidated financial statements, mentioned in the first paragraph, to be in accordance with accounting standards and instructions issued by the Superintendence of Banks and Financial Institutions.

PwC Chile, Av. Andrés Bello 2711- piso 5, Las Condes - Santiago, Chile
RUT: 81.513.400-1 | Teléfono: (56 2) 2940 0000 | www.pwc.cl

Other Matter — Consolidated statement of financial position as of December 31, 2017

On February 26, 2018 we expressed an unmodified audit opinion on the consolidated financial statements as of December 31, 2017 of Itaú CorpBanca and its subsidiaries, which comprise of the consolidated statement of financial position as of December 31, 2017 set forth in the accompanying interim consolidated financial statements and the notes thereto.

/s/ Fernando Orihuela B.	/s/ PricewaterhouseCoopers
Fernando Orihuela B.

2

Ch$	=	Amounts expressed in Chilean pesos
MCh$	=	Amounts expressed in millions of Chilean pesos
US$	=	Amounts expressed in US dollars
ThUS$	=	Amounts expressed in thousands of US dollars
MUS$	=	Amounts expressed in millions of US dollars
COP$	=	Amounts expressed in Colombian pesos
MCOP$	=	Amounts expressed in millions of Colombian pesos
UF	=	Amounts expressed in Unidades de Fomento

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements — March 31, 2018

Itaú Corpbanca and Subsidiaries

Interim Consolidated Statements of Financial Position

As of March 31, 2018 and December 31, 2017

(In millions of Chilean pesos - MCh$)

		03/31/2018	12/31/2017
	Notes	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	994,862	964,030
Cash in the process of collection	5	628,724	157,017
Trading portfolio financial assets	6	23,513	415,061
Repurchase agreements and securities loans	7	177,991	28,524
Financial derivative contracts		1,204,332	1,248,775
Loans and receivables from banks	8	58,378	70,077
Loans and receivables from Customers	9	19,923,231	19,731,666
Financial Investment available for sale	10	2,780,391	2,653,066
Held-to-maturity investment instruments	10	309,086	202,030
Investments in companies	11	10,642	10,412
Intangibles	12	1,622,336	1,605,234
Fixed Assets	13	125,266	130,579
Current taxes	14	243,405	238,452
Deferred taxes	14	169,723	161,109
Other assets	15	461,616	444,692
TOTAL ASSETS:		28,733,496	28,060,724
LIABILITIES
Deposits and other demand liabilities	16	4,113,471	4,141,667
Cash in the process of collection	5	621,083	109,496
Repurchase agreements and securities loans	7	581,240	420,920
Time Deposits and savings accounts	16	10,126,911	10,065,243
Financial derivative contracts		1,066,313	1,095,154
Borrowings from banks	17	2,364,556	2,196,130
Debt instruments issued	18	5,731,623	5,950,038
Other financial obligations	18	14,214	17,066
Current taxes	14	1,447	624
Deferred taxes	14	5,154	11,434
Allowances		173,340	189,690
Other liabilities	19	484,724	463,432
TOTAL LIABILITIES		25,284,076	24,660,894
EQUITY
Attributable to equity holders of the bank
Capital	21	1,862,826	1,862,826
Reserves	21	1,290,131	1,290,131
Accumulated other comprehensive income	21	10,712	(4,735)
Retained Earnings:		65,841	41,654
Retained earnings from prior fiscal years	21	35,909	1,441
Net income for the period	21	42,760	57,447
Less: Allowance for mandatory dividends	21	(12,828)	(17,234)
		3,229,510	3,189,876
Non-controlling equity interests	21	219,910	209,954
TOTAL EQUITY		3,449,420	3,399,830
TOTAL LIABILITIES AND EQUITY		28,733,496	28,060,724

The explanatory notes are an integral part of these Interim Consolidated Financial Statements

Itaú Corpbanca and Subsidiaries

Interim Consolidated Statements of Income

For the three-month periods ended March 31, 2018 and 2017

(In millions of Chilean pesos - MCh$)

		2018	2017
	Notes	MCh$	MCh$
Interest Income	22	409,543	418,508
Interest Expenses	22	(212,476)	(240,966)
Net income for interest and adjustments		197,067	177,542
Income from fees	23	57,922	55,064
Expenses from fees	23	(12,136)	(12,963)
Net income from service fees		45,786	42,101
Trading and investment income, net	24	(31,787)	12,857
Foreign exchange profits (losses), net	25	47,874	15,338
Other operating income		11,569	5,398
Total operating income		270,509	253,236
Provision for loan losses	26	(52,487)	(64,680)
OPERATING INCOME, NET		218,022	188,556
Personnel salaries expenses	27	(70,649)	(66,894)
Administrative expenses	28	(74,154)	(71,759)
Depreciation and amortizations	29	(19,983)	(20,198)
Impairment	29	—	—
Other operating expenses		(17,167)	(21,209)
TOTAL OPERATING EXPENSES		(181,953)	(180,060)
OPERATING INCOME		36,069	8,496
Income from investments in companies	11	1,273	189
Operating income before income taxes		37,342	8,685
Income Tax	14	5,689	13,388
Income from continuing operations		43,031	22,073
Income (loss) from discontinued operations		—	—
CONSOLIDATED INCOME FOR THE PERIOD		43,031	22,073
Attributable to:
Equity holders of the bank:		42,760	24,414
Non-controlling equity interest	21	271	(2,341)
Earnings per share attributable to equity holders of the Bank: (stated in pesos)
Basic earnings per share	21	0.083	0.048
Diluted earnings per share	21	0.083	0.048
Earnings per share from continuing operations attributable to equity holders of the bank: (stated in pesos)
Basic earnings per share	21	0.083	0.048
Diluted earnings per share	21	0.083	0.048

The explanatory notes are an integral part of these Interim Consolidated Financial Statements

Itaú Corpbanca and Subsidiaries

Interim Consolidated Statements of Other Comprehensive Income

For the three-month periods ended March 31, 2018 and 2017

(In millions of Chilean pesos - MCh$)

		2018	2017
		MCh$	MCh$
CONSOLIDATED INCOME FOR THE PERIOD	21	43,031	22,073
OTHER COMPREHENSIVE INCOME TO BE RECLASSIFIED AS PROFIT (LOSS) IN SUBSEQUENT PERIODS
Financial Investment available for sale	21	4,361	18,527
Exchange differences on translation Investment Colombia and New York Branch	21	37,526	22,377
Gain (loss) from hedge of net investment in foreign operation	21	(22,508)	(22,354)
Gain (loss) from cash flow hedge	21	2,655	(2,192)
Other comprehensive income (loss) before income taxes		22,034	16,358
Income tax on financial instruments available-for-sale	21	(1,751)	(4,615)
Income tax related to hedge of net investment in foreign operations	21	5,722	5,931
Income tax related to cash flow hedge	21	(717)	559
Income tax on other comprehensive income		3,254	1,875
Other comprehensive income to be reclassified as profit (loss) in subsequent periods		25,288	18,233

OTHER COMPREHENSIVE INCOME NOT TO BE RECLASSIFIED AS PROFIT (LOSS) IN SUBSEQUENT PERIODS
Recognition of defined benefit obligation	21	(211)	(4,041)
Income tax related to recognition of defined benefit obligations	21	55	1,123
Other comprehensive income not to be reclassified as profit (loss) in subsequent periods		(156)	(2,918)

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	21	68,163	37,388
CONSOLIDATED COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD
Attributable to:
Equity holders of the bank:	21	58,207	32,524
Non-controlling equity interest	21	9,956	4,864

The explanatory notes are an integral part of these Interim Consolidated Financial Statements

Itaú Corpbanca and Subsidiaries

Interim Consolidated Statements of Changes in Equity

For the three-month periods ended March 31, 2018 and 2017

(In millions of Chilean pesos - MCh$, except number of shares)

			Reserves				Retained Earnings
	Number of Shares	Capital	Reserves from earnings	Other non- earnings reserves	Accumulated other comprehensive income	Retained earnings from prior fiscal years	Income for the period	Allowance for mandatory dividends	Total attributable to equity holders of the bank	Non-controlling equity interest	Total Equity
	Millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of January 01, 2017	512,407	1,862,826	451,011	843,097	15,552	—	2,059	(1,029)	3,173,516	230,780	3,404,296
Distribution of Profits	—	—	—	—	—	1,441	(2,059)	1,029	411	—	411
Allowance for mandatory dividends	—	—	—	—	—	—	—	(7,324)	(7,324)	—	(7,324)
Comprehensive Income for the period	—	—	—	—	8,110	—	24,414	—	32,524	4,864	37,388
Equity as of March 31, 2017	512,407	1,862,826	451,011	843,097	23,662	1,441	24,414	(7,324)	3,199,127	235,644	3,434,771

Equity as of January 1, 2018	512,407	1,862,826	451,011	839,120	(4,735)	1,441	57,447	(17,234)	3,189,876	209,954	3,399,830
Distribution of Profits	—	—	—	—	—		(57,447)	17,234	(40,213)	—	(40,213)
Retained earnings from prior fiscal years	—	—	—	—	—	34,468	—	—	34,468	—	34,468
Allowance for mandatory dividends	—	—	—	—	—	—	—	(12,828)	(12,828)	—	(12,828)
Comprehensive Income for the period	—	—	—	—	15,447	—	42,760	—	58,207	9,956	68,163
Equity as of March 31, 2018	512,407	1,862,826	451,011	839,120	10,712	35,909	42,760	(12,828)	3,229,510	219,910	3,449,420

The explanatory notes are an integral part of these Interim Consolidated Financial Statements

Itaú Corpbanca and Subsidiaries

Interim Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2018 and 2017

(In millions of Chilean pesos - MCh$)

		03/31/2018	03/31/2017
	Notes	MCh$	MCh$
CASHFLOW FROM OPERATING ACTIVITIES:
Profit for the fiscal year before income taxes		37,342	8,685
Charges (credits) to income that do not represent cash flows:
Depreciation and amortizations	29	19,983	20,198
Provisions for credits, account receivables and others		60,934	71,228
Provisions and write-offs for assets received in lieu of payment		4,231	9,688
Provisions for contingencies		333	895
Adjustment to market value of investments and derivatives		379	(28,119)
Net income for interest and adjustments	22	(197,067)	(177,542)
Accrued fees	23	(57,922)	(55,064)
Paid fees	23	12,136	12,963
Net foreign exchange Profit (Losses)	25	(47,874)	(15,338)
Charges (credits) to income that do not represent cash flows:		271	(2,341)
Subtotal		(167,254)	(154,747)
Loans and receivables from customers and banks		(222,635)	(55,377)
Repurchase agreements and securities loans	5c) i)	—	(10,784)
Payables for repurchase agreements and securities loans	5c) i)	160,320	155,633
Trading securities		377,678	(563,276)
Financial Assets available for sale		(143,100)	548,273
Financial Assets held-to-maturity		(107,056)	(27,012)
Other assets and liabilities		81,147	(24,524)
Time Deposits and savings accounts		68,137	(1,100,982)
Current Accounts and other demand deposits		(27,610)	(24,451)
Dividends on investments in companies	11	1,273	189
Foreign borrowings obtained	5c) i)	591,522	1,230,590
Repayment of foreign borrowings	5c) i)	(423,895)	(1,195,688)
Interest paid		(218,394)	(231,132)
Interest received		393,953	428,762
Net fees		45,872	(281)
Payment of Taxes		(25,392)	(65,531)
Repayment of other borrowings		(2,852)	(5,300)
Proceeds from sale of assets received in lieu of payment		3,908	—
Net cash flows used in operating activities		385,622	(1,095,638)
CASHFLOW FROM INVESTMENT ACTIVITIES:
Purchase of property, plant and equipment and intangible assets	12-13	(15,631)	(13,718)
Investments in companies	11	—	(33)
Net cash flows provided by (used in) investing activities		(15,631)	(13,751)
CASH FLOWS FROM FINANCING ACTIVITIES:
Debt instruments issued		334,847	742,505
Redemption of debt issued		(580,288)	(2,494)
Dividends paid	21	(10,105)	(618)
Net cash flows provided by financing activities		(255,546)	739,393
Effect of changes in exchange rates		(14,748)	(30,621)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		99,697	(400,617)
Cash and cash equivalents at beginning of period		1,075,089	2,116,744
Cash and cash equivalents at end of period	5	1,185,863	1,716,127
Net increase (decrease) in cash and cash equivalents		110,774	(400,617)

				Changes other than cash
				Changes
	Balance as of	Cash Flow		other than		Interest and	Currency	Changes in	Balance as of
	12/31/2017	Received	Paid	cash	Acquisition	adjustments	movement	fair value	3/31/2018
Item	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments issued
Letters of credit	67,938	—	(4,735)	—	—	780	—	—	63,983
Bonds (Current and Subordinated)	5,882,100	334,847	(575,553)	—	—	18,353	7,893	—	5,667,640
Total	5,950,038	334,847	(580,288)	—	—	19,133	7,893	—	5,731,623

Dividends paid	—	—	(10,105)	—	—	—	—	—	—
Capital Increase	—	—	—	—	—	—	—	—	—
Subtotal Cash Flows from Financing Activities		334,847	(590,393)
Total Cash Flows from Financing Activities (net)			(255,546)

The explanatory notes are an integral part of these Interim Consolidated Financial Statements

Itaú Corpbanca and Subsidiaries

Notes to the Interim Consolidated Financial Statements

As of March 31, 2018 and December 31, 2017 and

for the three-month periods ended March 31, 2018 y 2017

Note 1-General Information and Summary of Significant Accounting Policies

General Information — Background of Itaú Corpbanca and Subsidiaries

Itaú Corpbanca (the “Bank”) is a corporation incorporated under the laws of the Republic of Chile and regulated by the Superintendency of Banks and Financial Institutions (SBIF) as a consequence of the merger of Banco Itaú Chile and Corpbanca (the latter is the legal successor) which was consummated on April 1, 2016, the date on which the Bank was renamed “Itaú Corpbanca”1.

The current ownership structure is as follows: Itaú Unibanco (36.06%), CorpGroup and subsidiaries (30.65%) and non-controlling shareholders (33.29%).  Itaú Unibanco is the Bank’s controlling shareholder.  In such a context, and notwithstanding the foregoing, Itaú Unibanco and CorpGroup entered into a shareholder agreement that regulates aspects such as corporate governance, dividends, share transfers, liquidity and other matters.

Itaú Corpbanca is headquartered in Chile, and it also has operations in Colombia and Panama.  Moreover, it has a branch in New York and two representation offices in Madrid and Lima2. The Bank has total consolidated assets of MCh$28.733.496 (MUS$47.558) and equity of MCh$3.449.420 (MUS$5.709).  Itaú Corpbanca offers universal banking products targeted toward large and medium-sized companies and retail customers.  The merged Bank is the fourth largest private bank in Chile, with a banking platform for future expansion throughout Latin America, specifically in Chile, Colombia and Peru.

The legal domicile of Itaú Corpbanca is Rosario Norte N° 660, Las Condes, Santiago, Chile, and its web site is www.itau.cl

The Consolidated Financial Statements of Itaú Corpbanca for the period ended March 31, 2018, were approved by the Board of Directors on April 26, 2018.

i)           Itaú Corpbanca at present

As of February 28, 2018, according to the SBIF, Itaú Corpbanca was the 4th largest private bank in Chile in terms of investments, with a market share of 10.8%.

As of January 31, 2018, according to the Financial Superintendence of Colombia (hereinafter “SFC”), Itaú CorpBanca Colombia was the 7th largest bank in that market in terms of total investments and also 7th in total deposits, as reported under the local accounting and regulatory principles. As of the same date, the market share on investments reached 4.9%.

Significant Accounting Policies and Others

a)                 Accounting Period

The Interim Consolidated Financial Statements comprise the three-month periods ended as of March 31, 2018 and 2017 and December 31, 2017.

1 The business combination was a “reverse acquisition” as established in IFRS 3, “Business Combinations”, in which Banco Itaú Chile is the successor for accounting purposes and Corpbanca is the legal successor.

2 None of the markets where Itaú Corpbanca and its subsidiaries operate have a hyperinflationary economy.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

b)                 Basis of Preparation of the Interim Consolidated Financial Statements

These Interim Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards (CAS) issued by the Superintendency of Banks and Financial Institutions (SBIF), the supervisory body that, as set forth in Article No. 15 of the Chilean General Banking Law establishes that, according to the legal provisions, the banks must use the accounting criteria established by that Superintendency and that all those matters not dealt with by it or which are not in conflict with its instructions must comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In case of any differences between IFRS and the accounting rules issued by the SBIF the latter will prevail.

Notes to these Interim Consolidated Financial Statements contain information additional to that submitted in the Interim Consolidated Statements of Financial Position, Interim Consolidated Statements of Income, Interim Consolidated Statements of Other Comprehensive Income, Interim Consolidated Statements of Changes in Equity, and Interim Consolidated Statements of Cash Flows. They provide narrative descriptions or disaggregated information contained in those statements in a clear, relevant, reliable and comparable manner.

As indicated in Chapter C-2 “Interim Financial Statements” of the Compendium of Accounting Standards, issued by the SBIF, the notes contained in these Financial Statements have been prepared in accordance with the criteria of the International Accounting Standard (IAS) 34 “Interim Financial Reporting”, issued by the IASB.

IAS 34 establishes that the interim financial information is prepared mainly for the purpose of updating the contents of the latest Annual Consolidated Financial Statements, emphasizing the new activities, events and circumstances that occurred during the three-month period following the closing of the exercise and not duplicating the information previously published in the most recent Consolidated Financial Statements.

Therefore, these Interim Consolidated Financial Statements do not include all the information required by the full Consolidated Financial Statements prepared in accordance with the international accounting and financial reporting standards agreed by the IASB: Therefore, for a proper understanding of the information included in these Financial Statements, they must be read in conjunction with the annual Consolidated Financial Statements, corresponding to the immediately preceding annual period3.

c)                  Consolidation Criteria

These Interim Consolidated Financial Statements comprise the preparation of the Separate (Individual) Financial Statements of the Bank and of the various companies (controlled entities as well as Subsidiaries) which participate in the consolidation as of March 31, 2018 and 2017, and December 31, 2017, and include the necessary adjustments and reclassifications to standardize the accounting policies and valuation criteria applied by the Bank, in accordance with the standards stipulated in the Compendium of Accounting Standards issued by the SBIF.

Intercompany balances and any unrealized income or expense arising from intercompany transactions are eliminated during the preparation of the Interim Consolidated Financial Statements.

The same accounting policies, presentation and calculation methods applied in these Interim Consolidated Financial Statements were used in the preparation of the financial statements of Itaú Corpbanca and Subsidiaries, hereinafter the “Group”, for the year ended December 31, 2017, except for the adoption of any potential modifications to the rules (letter j) below).

3 Information available on www.itau.cl.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

For consolidation purposes, the Statements of Financial Position of our companies in New York have been converted to Chilean pesos at the exchange rate of Ch$604,18 per US$1 as of March 31, 2018 (Ch$614.48 as of December 31, 2017 and Ch$662.26 as of March 31, 2017)), our Colombian subsidiaries have used the exchange rate of Ch$0.2163 per COP$1 as of March 31, 2017 (Ch$0.2058 as of December 31,2017 and Ch$0.2300 as of December 31, 2017), in accordance with International Accounting Standard (“IAS”) 21, “The Effects of Changes in Foreign Exchange Rates” related to the valuation of foreign investments in economically stable countries.

Assets, liabilities, income, and results of operations of Subsidiaries, net of consolidation adjustments, represent 24%, 27%, 39%, and 37%, respectively, of the total of assets, liabilities, income and operating results consolidated as of March 31, 2018 (23%, 25%, 40%, and 266% in December 2017, and 27%, 30%, 41%, and negative115% in March 2017, respectively).

d)                 Controlled Entities

Regardless of the nature of its involvement in an entity (the investee), the Bank will determine whether it is a parent company by evaluating its control over the investee.

The Bank will determine whether it controls an investee based on whether it has exposure, or rights, to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of its returns.

Therefore, the Bank will control an investee if and only if it has all of the following elements:

1)             Power over the investee, which is related to the existing rights that give it the ability to direct the relevant activities of the investee, i.e., the activities that significantly affect the investee’s returns;

2)             Exposure, or rights, to variable returns from its involvement with the investee;

3)             The ability to use its power over the investee to affect the amount of the investor’s returns;

When the Bank has less than the majority of voting rights in an investee but these voting rights are sufficient to give it the practical ability to unilaterally direct the investee’s relevant activities, then the Bank is determined to have control.  The Bank considers all relevant factors and circumstances in evaluating whether voting rights are sufficient to obtain control, including:

•             The size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of other vote holders.

•             Potential voting rights held by the investor, other vote holders or other parties.

•             Rights arising from other contractual agreements.

•             Any additional facts and circumstances that indicate that the investor has, or does not have, the current ability to direct the relevant activities when decisions need to be made, including voting behavior patterns in prior shareholder meetings.

The Bank reevaluates whether or not it has control over an investee if the facts and circumstances indicate that there have been changes in one or more of the control elements listed above.

The Financial Statements of the controlled companies are consolidated with those of the Bank through the global integration method (line by line). All balances and transactions among consolidated companies were eliminated upon consolidation.  Therefore, the Interim Consolidated Financial Statements include all assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries presented as if they were one sole economic entity.  A controlling company will prepare Interim Consolidated Financial Statements using uniform accounting policies for similar transactions and other similar events under equivalent circumstances.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Additionally, non-controlling interests will also be presented in the Interim Consolidated Statement of Financial Position within equity in the item “Non-Controlling Interest”, separately from that of the equity holders of the Bank.  Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are equity transactions (i.e., transactions with the equity holders in their role as such).

An entity shall attribute profit for the period and each component of other comprehensive income to the equity holders of the parent and to the non-controlling interests.

The entity will also attribute total comprehensive income to the equity holders of the parent and to the non-controlling interests even if this results in the non-controlling interests have a deficit balance.

The following table details the entities over which Itaú Corpbanca has the ability to exercise control and, therefore, the entities that it consolidates:

				Participation percentage
				03/31/2018			12/31/2017			03/31/2017
			Functional	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
	Market	Country	Currency	%	%	%	%	%	%	%	%	%
	National
Itaú Corpbanca Corredores de Bolsa S.A. (Formerly Corpbanca Corredores de Bolsa S.A.”) (4) (9)		Chile	($)	99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Administradora General de Fondos S.A. (Formerly Itaú Chile Administradora General de Fondos S.A.”)		Chile	($)	99.990	—	99.990	99.990	—	99.990	99.990	—	99.990
CorpBanca Administradora General de Fondos S.A. (4) (10)		Chile	($)	—	—	—	—	—	—	99.996	0.004	100.000
CorpBanca Corredores de Seguros S.A. (4) (11)		Chile	($)	99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Chile Corredora de Seguro Ltda. (4) (11)		Chile	($)	99.900	—	99.900	99.900	—	99.900	99.900	—	99.900
Itaú Asesorías Financieras S.A. (5)		Chile	($)	99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
CorpLegal S.A. (5)		Chile	($)	99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Corpbanca Recaudaciones y Cobranzas S.A. (Formerly- Recaudaciones y Cobranzas S.A.) (5) (12)		Chile	($)	99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
	Foreign
Itaú Corpbanca New York Branch (5) (13)		USA	US$	100.000	—	100.000	100.000	—	100.000	100.000	—	100.000
Corpbanca Securities Inc (5) (14)		USA	US$	—	—	—	—	—	—	100.000	—	100.000
Itaú Corpbanca Colombia S.A. (Formerly-Banco CorpBanca Colombia S.A.) (6)		Colombia	COP$	66.279	—	66.279	66.279	—	66.279	66.279	—	66.279
Itaú Corredor de Seguro Colombia S.A. (Ex-Helm Corredor de Seguros S.A) (6)		Colombia	COP$	80.000	—	80.000	80.000	—	80.000	80.000	—	80.000
Itaú Securities Services Colombia S.A. Sociedad Fiduciaria (Formerly-CorpBanca Investment Trust Colombia S.A.) (6)		Colombia	COP$	5.499	62.634	68.133	5.499	62.634	68.133	5.499	62.634	68.133
Itaú Comisionista de Bolsa Colombia S.A (Formerly-Helm Comisionista de Bolsa S.A.) (6)		Colombia	COP$	2.219	64.807	67.026	2.219	64.807	67.026	2.219	64.807	67.026
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria (Formerly-Helm Fiduciaria S.A) (6)		Colombia	COP$	—	66.266	66.266	—	66.266	66.266	—	66.266	66.266
Itaú (Panamá) S.A. (Formerly-Helm Bank (Panamá) S.A.) (7)		Panama	US$	—	66.279	66.279	—	66.279	66.279	—	66.279	66.279
Itaú Casa de Valores S.A (Formerly-Helm Casa de Valores (Panama) S.A.) (8)		Panama	US$	—	66.279	66.279	—	66.279	66.279	—	66.279	66.279

Associates

Associates are entities over which the Bank has the ability to exercise significant influence, but not control.  Usually, this ability emerges as an ownership interest equal to or greater than 20% of the entity’s voting rights and is valued using the equity method. According to the equity method, investments are initially recorded at cost, and subsequently increased or decreased to reflect either the Bank’s proportional share in the net profit or loss of the company and other movements recognized in the corporate equity. The lower value arising from the acquisition of a company is included in the book value of the net investment of any accumulated impairment loss.

Other factors considered to determine the significant influence on an entity are the representations in the Board of Directors and the existence of material transactions. The existence of these factors could determine the existence of significant influence on an entity, despite having a participation of less than 20% of the shares with the right to vote.

4 Companies regulated by the Chilean Financial Market Commission, hereinafter CMF.

5 Companies regulated by the Superintendency of Banks and Financial Institutions (SBIF) of Chile.

6 Companies regulated by the Colombian Financial Superintendency (SFC), which has entered into a supervision agreement with the SBIF.

7 Company regulated by the Superintendency of Banks of Panama.

8 Company regulated by the Superintendency of the Securities Market of Panama.

9 On January 1, 2017, the merger of Corpbanca Corredores de Bolsa S.A. and Itaú BBA Corredor de Bolsa Ltda. took place, by which the latter absorbed the former, and its new corporate name is Itaú Corpbanca Corredores de Bolsa S.A.

10 On December 29, 2017, the merger of Corpbanca Administradora General de Fondos S.A. and Itaú Chile Administradora General de Fondos, took place, by which the latter absorbed the former and its new corporate name is Itaú Administradora General de Fondos S.A.

11 On April 1, 2018, the merger of Corpbanca Corredores de Seguros S.A. and Itaú Chile Corredora de Seguros Limitada took place, by which the latter absorbed the former, and its new corporate name is Itaú Corpbanca Corredores de Seguros S.A. (Note 33 Subsequent Events).

12 On September 29, 2017, the corporate name was changed from Recaudaciones y Cobranzas S.A. to Itaú Corpbanca Recaudaciones y Cobranzas S.A.

13 Company regulated by the Office of the Comptroller of the Currency (OCC) and the Federal Reserve (FED).

14 On December 18, 2017, the dissolution of a branch located in New York was authorized.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Investments in other companies

The shares or rights in other companies are those in which the Bank has neither control nor significant influence. These investments are recorded at cost, with adjustments for impairment loss when appropriate.

Fund Management, Trust Business and Other Related Businesses

The Bank and its subsidiaries manage assets held in common investment funds and other investment vehicles on behalf of investors and receive market-rate compensation for provided services.  The managed resources belong to third parties and, therefore, are not included in the Interim Consolidated Statement of Financial Position.

In accordance with IFRS 10 “Consolidated Financial Statements,” for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent15 or Principal. This evaluation must take into account the following aspects:

•                      Scope of its decision-making authority over the investee.

•                      Rights held by other parties

•                      The remuneration to which it is entitled to in accordance with the remuneration agreements.

•                      Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trust businesses or other entities related to this type of business.

The Bank manage the funds on behalf and for the benefit of investors, acting solely as an Agent.  The assets managed by the Bank and its subsidiaries are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control such transactions when they exercise their decision-making authority.  Therefore, as of March 31, 2018 and 2017, as of December 31, 2017 they act as Agents and, therefore, none of these investment vehicles is consolidated.

e)                  Non-controlling interest

A non-controlling equity interest represents the results and net assets, not directly or indirectly owned by the Bank. A non-controlling equity interest is reflected as a separate line item in the Interim Consolidated Statement of Other Comprehensive Income and in equity in the Interim Consolidated Statements of Financial Position and separately from equity holders of the Bank.

f)                   Use of estimates and assumptions

The preparation of the Interim Consolidated Financial Statements requires Management to make decisions, estimates and assumptions affecting the application of the accounting policies and the reported balances of assets and liabilities, disclosures of contingencies with respect to assets and liabilities as of the date of the Interim Consolidated Financial Statements, as well as the revenue and expenses during the fiscal year. Actual results may differ from those estimates.

The relevant estimates and assumptions are regularly reviewed by Management to quantify certain assets, liabilities, revenues, expenses, and commitments.  Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future fiscal year.

In certain cases, the SBIF Regulations and generally accepted accounting principles require that the assets or liabilities be recorded or presented at their fair value. The fair value is the amount at which an asset may be exchanged, or a canceled liability between a buyer and an interested and duly informed seller, who perform a free transaction. When market prices in active markets are available they have been used as a valuation basis.

15 According to IFRS 10, an agent is a party primarily engaged in acting on behalf and for the benefit of another party or parties (the principal or principals) and, therefore, it does not control the investee when it exercises decision-making authority.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

When market prices in active markets are not available, the Bank has estimated those values as values based on the best available information, including the use of modeling and other evaluation techniques.

The Bank has established provisions against potential loan losses in accordance with the regulation issued by the SBIF.  These regulations require that, in order to estimate provisions, they are regularly evaluated taking into account factors such as changes in the nature and size of the loan portfolio, the expected portfolio trends, credit quality and economic conditions that may affect the borrowers’ payment ability.  Changes in provisions for loan losses are reflected as “Provisions for Loan Losses” in the Interim Consolidated Statement of Profits and Losses.

Loans are written-off when Management determines that a loan or a portion thereof is uncollectible, i.e., in accordance with the regulatory provisions issued by such Superintendency in chapter B-2 “Loans Impairment and Write-offs”. Write-offs are recorded as a reduction of the provisions for loan losses.

In particular, information on significant areas of estimates of uncertainties and critical judgments in the application of accounting policies which have a significant effect on the amounts recognized in the Interim Consolidated Financial Statements are described as follows:

•             Useful life of material and intangible assets (Notes 12, 13 and 29).

•             Valuation of goodwill (Notes 12 and 29).

•             Provisions for loan losses (Notes 8, 9 and 26).

•             Fair value of financial assets and liabilities (Note 31).

•             Contingencies and commitments (Note 20).

•             Impairment losses for certain assets (Notes 8, 9, 12, 13, 26 and 29).

•             Current Deferred Taxes (Note 14)

•             Consolidation perimeter and control evaluation (Note 1) letter d)).

During the three-month period ended March 31, 2018, there have been no significant changes in the estimates made at the end of the 2017 period, other than those indicated in these Consolidated Financial Statements.

g)                 Relative importance

In determining the disclosures about the different items of the financial statements or other matters, in accordance with IAS 34 “Interim Financial Reporting”, the relative importance in relation to the financial statements of the period has been taken into account.

h)                 Seasonality or cyclical nature of intermediate period transactions

The activities developed by the Bank and its subsidiaries do not have a cyclical or seasonal nature. For this reason, specific disclosures are not included in these explanatory notes to the Interim Consolidated Financial Statements for the period ended March 31, 2018.

i)                    Uniformity

The accounting policies used in the preparation of these Consolidated Interim Financial Statements are consistent in significant terms with those used in the audited annual Financial Statements as of December 31, 2017, except for the adoption of any modifications to the standards (letter j) below).

Note 1 - General Information and Summary of Significant Accounting Policies, continued

j)                    New accounting pronouncements

New accounting pronouncements

•             SBIF Circulars

Between January 1, 2018 and the date of issuance of these Interim Consolidated Financial Statements, the new accounting pronouncements and / or those related to these matters that have been issued by the Chilean Superintendency of Banks and Financial Institutions (SBIF) are detailed below:

Circular N° 3.634, March 9, 2018 “Recopilación Actualizada de Normas” (Updated Compilation of Standards). Chapters 12-1 and 12-3. Risk-weighted assets, credit equivalent and credit limits applicable to derivative instruments cleared and settled by the Entidad de Contraparte Central (ECC - by its Spanish acronym) (Central Counterparty Entity). Update instructions. Chapter 12-1 introduces an intermediate category in order to classify the credit equivalent of derivative instruments cleared and settled in a ECC. The risk weight for these assets will be equal to 2%.

Chapter 12-3 specifies that the 30% limit of the actual equity that credits granted to another bank may reach is also applicable to transactions with derivative instruments negotiated with banks or branches of foreign banks established in Chile, which are subsequently cleared and settled through a ECC.

It will be implemented no later than June 30, 2018.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Accounting Standards introduced by the IASB.

The following new Rules and Interpretations have been adopted in these Interim Consolidated Financial Statements:

• Standards and interpretations

IFRS 15, “Revenues from contracts with customers” - published in May 2014 This standard establishes the guidance that an entity must apply for the presentation of useful information to the users of the financial statements in relation to the nature, amount, timing and uncertainty of the revenues and cash flows derived from contracts with customers.  Therefore, the basic principle is that an entity will recognize the revenues that represent the transfer of goods or services promised to customers in an amount that reflects the consideration that the entity expects to be entitled to in exchange for those goods or services.  Its application supersedes IAS 11 “Construction Contracts”; IAS 18 “Ordinary Revenue”; IFRIC 13 “Customer loyalty programs”; IFRIC 15 “Agreements for the construction of real estate”; IFRIC 18 “Transfers of Assets from Customers”; and SIC-31 “Barter transactions involving advertising services.”

Early adoption is permitted. The IFRS 15 is effective for annual periods beginning on or after January 1, 2018.

The Bank’s Management concluded that the adoption of this standard had no significant impacts on its Interim Consolidated Financial Statements.

IFRIC 22 “Foreign currency transactions and advance consideration” — Published in December 2016. This IFRIC standard addresses foreign currency transactions (or a part thereof) when an entity recognizes a non-financial asset or a non-financial liability arising from the payment or collection of an advance consideration before the entity recognizes the related asset, expense or income (or the applicable part thereof). The interpretation provides guidance for when a single payment/receipt is made as well as for situations where multiple payments/receipts are made.  The guidance aims to reduce diversity in practice. Its application is mandatory for annual periods beginning on January 1, 2018.

The Bank’s Management concluded that the adoption of this standard had no significant impacts on its Interim Consolidated Financial Statements.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

• Amendments, improvements and clarifications

Amendment to IFRS 15, “Revenue from contracts with customers”- Published in April 2016.  The amendment introduces clarifications to the guide for the identification of performance obligations in contracts with customers, accounting for intellectual property licenses and the evaluation of principal versus agent (gross versus net income presentation).  It includes new and modified illustrative examples as a guide, as well as practical examples related to the transition to the new income standard.

These amendments will be applied to annual periods beginning on or after January 1, 2018.

The Bank’s Management concluded that the adoption of this standard had no significant impacts on its Interim Consolidated Financial Statements.

Amendments to IFRS 2, “Share based payments. - Published in June 2016. This amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled.  Additionally, it introduces an exception to the IFRS 2 principles that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment.

These amendments will be applied to annual periods beginning on or after January 1, 2018.

The Bank’s Management concluded that the adoption of this standard had no significant impacts on its Interim Consolidated Financial Statements.

Annual Improvements Cycle 2014-2016. The document contemplates the following standards:

• Amendment to IFRS 1, “First-time adoption of IFRS”, - Published in December 2016.This amendment is related to the suspension of short term exemptions for first-time adopters regarding IFRS 7, IAS 19, and IFRS 10. The Bank’s management concluded that this amendment does not apply to the financial statements because the Bank or its subsidiaries will not be a first-time adopter to IFRS during the year the amendment becomes effective.

• Amendment to IAS 28 “Investments in Associates and Joint Ventures” - Published in December 2016. This amendment relates to the fair value measurement of the associate or joint venture. The Bank’s management concluded that they do not apply to the bank´s financial statements because the Bank does not have investments in associates and joint ventures.

These amendments are effective for annual periods beginning on or after January 1, 2018.

• The following new Standards and Interpretations have been issued but have not become in full and force and effect yet as of December 31, 2018.

• Standards and interpretations

IFRS 9 “Financial instruments” - Published in July 2014. The IASB has published the full version of IFRS 9, which replaces the application guidance of IAS 39.  This final version includes requirements relating to the classification and measurement of financial assets and liabilities and an expected credit loss model that replaces the current impairment loss model incurred.  The section of IFRS9 relating to hedge accounting that is part of this final version of IFRS 9 had already been published in November 2013.  Its early adoption is allowed

The IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The Bank’s Management analyzed these amendments / new pronouncements in detail and concluded that, in accordance with the provisions of the SBIF in paragraph 12 of Chapter A-2, Limitations or Details on the General Criteria Use of the CNC, it will not apply this standard early in advance and that it will not apply it while the Chilean Superintendency does not arrange it like a mandatory use standard for all the Banks.

IFRS 16 “Leases” — Published in January 2016.  This standard establishes the recognition, measurement, presentation and disclosure of leases from the point of view of lessor or landlord and lessee or tenant.

IFRS 16 replaces the current IAS 17 and introduces a single accounting model in which it requires a lessee to recognize the assets and liabilities of all leases with a term of more than 12 months, unless the underlying asset is of low value. It aims to ensure that lessees and lessors provide relevant information in a way that faithfully represents transactions.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Its early application is allowed for entities that apply IFRS 15 or before the date of initial application of IFRS 16.

The Bank’s Management is evaluating the potential impact of the adoption of this new pronouncement by analyzing its lease agreements, which will allow the Bank to reflect the effects both in its Consolidated Financial Statements and in its solvency indicators.

“IFRIC 23 “Uncertainty over Income Tax Treatments”— Published in June 2017. This standard aims to reduce diversity in the way companies recognize and measure a tax liability or tax asset when there is uncertainty over income tax treatments.  The interpretation addresses how to reflect uncertainty in accounting for income taxes and is applicable to the determination of tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments under IAS 12.

An entity shall apply this interpretation for annual reporting periods as of January 1, 2019. Early application is allowed but it must disclose this fact.

The Bank’s management is still in the process of evaluating the potential impact of these amendments / new pronouncements in its Interim Consolidated Financial Statements.

• Amendments, improvements and clarifications

Amendments to IFRS 10 “Consolidated financial statements” and IAS 28 “Investments in associates and joint ventures”.  Published in September 2014.  These amendments address a conflict between the requirements of IAS 28 and IFRS 10 and clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture. The main consequence of the amendments is that full gain or loss is recognized when the transaction involves a business (whether it is in a subsidiary or not) and a partial gain or loss when the transaction involves assets that do not constitute a business, even if these assets are in a subsidiary.

On December 17, 2015, the IASB deferred the effective date for these amendments indefinitely.

The Bank’s management analyzed these amendments in detail and concluded that they do not apply to the Bank financial statements because the Bank does not engage in this type of transaction with its associates and does not currently have any joint ventures.

Amendment to IFRS 9 “Financial instruments” - Published in October 2017. this amendment allows more assets to be measured at amortized cost than in the previous version of IFRS 9, in particular some prepaid financial assets with negative compensation. Qualifying assets, which include some loans and debt securities, that would otherwise have been measured at fair value through profit or loss (FVTPL). To qualify at the amortized cost, the negative compensation must be “reasonable compensation for the early termination of the contract”.

Note 1 - General Information and Summary of Significant Accounting Policies, continued

These amendments are effective for annual periods beginning on or after January 1, 2019.

The Bank’s Management analyzed these amendments / new pronouncements in detail and concluded that, in accordance with the provisions of the SBIF in paragraph 12 of Chapter A-2, Limitations or Details on the General Criteria Use of the CNC, it indicates that it will not apply this standard early in advance and that it will not apply it while the Chilean Superintendency does not arrange it like a mandatory use standard for all the Banks.

Amendment to IAS 28 “Investments in Associates and Joint Ventures” — Published in October 2017, these amendments clarify that a company applies IFRS 9 “Financial instruments” to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture. The Board of Directors has published an example that illustrates how companies apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associate or a joint venture.

These amendments are effective for annual periods beginning on or after January 1, 2019.

The Bank’s Management analyzed these modifications in detail and concluded that they do not apply to the bank´s financial statements because the Bank does not have investments in associates and joint ventures.

Annual improvements Cycle 2015 - 2017 - Amendment published in December 2017 which introduces the following improvements:

• IFRS 3 Business Combinations / IFRS 11 Joint Agreements: it deals with the prior interest in a joint operation, as a business combination in stages.

•  IAS 12 Income Tax: it deals with the consequences in income tax on payments of financial instruments classified as equity.

• IAS 23 Costs for loans: it deals with the eligible capitalization costs.

This amendment is effective for annual periods beginning on or after January 1, 2019.

The Bank’s management is still in the process of evaluating the potential impact of these amendments / new pronouncements in its Interim Consolidated Financial Statements.

Conceptual Framework - In March 2018, the International Accounting Standards Board (the Board) issued a complete set of concepts for the financial reporting presentation, the revised Conceptual Framework for Financial Reporting (the Conceptual Framework), replacing the previous version of the Conceptual Framework issued in 2010.

The revised Conceptual Framework has an effective date from January 1, 2020.

The Bank’s management is still in the process of evaluating the potential impact of these amendments / new pronouncements in its Interim Consolidated Financial Statements.

Note 2 - Accounting Changes

During the period ended March 31, 2018, no significant accounting changes have occurred that affect the presentation of these Interim Consolidated Financial Statements.

Note 3 - Relevant Events

As of March 31, 2018, the following significant events that have influenced the operations of the Bank and its subsidiaries or the Interim Consolidated Financial Statements have been recorded:

ITAÚ CORPBANCA

a.         Dividend Distributions

On March 15, 2018, the Bank´s Board of Directors (the “Board”) agreed to propose to the Bank’s shareholders at the Annual Ordinary Meeting to be held on March 27, 2018 the distribution of 40% of profit for the year 2017, or MCh$22,979, as a dividend to the shareholders of all 512,406,760,091 shares validly issued by the Bank, resulting in a dividend of Ch$0.04484469 per share.

At the Annual Ordinary Meeting of the Shareholders of Itaú Corpbanca, held on March 27, 2018, the shareholders approved the following:

1.- Distribution of 40% of profit for the year 2017, or MCh$22,979, as dividends to shareholders, resulting in a dividend of Ch$0.04484469 per share entitled to dividends.

2.- The final appointment of the regular director Bernard Pasquier as independent director, in accordance with article 50 bis of the Chilean Corporations Act who shall hold office until the next Annual General Meeting of Shareholders at which time all Board members must be renewed.

b.         Lawsuit Brought by Helm LLC against Itaú Corpbanca

On December 20, 2016, Helm LLC filed a lawsuit in the New York State Supreme Court (“the State Court Lawsuit”) and a Request for Arbitration before the ICC International Arbitration Court (the “Arbitration”), against Itaú Corpbanca, CorpGroup Holding Inversiones Ltda e Itaú Corpbanca Colombia, the latter as nominal defendant, alleging certain breaches of the shareholders’ agreement of Itaú Corpbanca Colombia as amended and restated of HB Acquisition S.A.S. on July 31, 2013 (“SHA”).

In its lawsuit, Helm LLC seeks, among other things, compensation that would correspond to the value it estimates and claims in exchange for its shares in Itaú Corpbanca Colombia, plus interest. On February 14, 2017 the defendants answered to the complaint of Helm LLC, rejecting their claims in full. Moreover, Itaú CorpBanca and CorpGroup Holding Inversiones Ltda. filed a counterclaim against Helm LLC for breach of the SHA, according to which they request the court, among other things, to declare the termination of the aforementioned SHA. On April 19, 2017, Helm LLC answered such counterclaim.  The arbitration procedure has continued in accordance with the judicial proceedings and the evidentiary period is expected to take place in July 2018. Itaú Corpbanca estimates that the claim of Helm LLC has no merit and will proceed to defend its rights under the SHA and the applicable legislation.

Note 3 - Relevant Events, continued

c.          Recovery of fine for exceeding credit margins

Via Ruling No. 16,191 dated December 30, 2015, the SBIF fined Corpbanca MCh$21,765 (see Note 20 “Contingencies, Commitments and Responsibilities”) for violations of credit margins established in articles 84-1 and 85 of the Chilean General Banking Law (“GBL”) related to Chapter 12-3 of the SBIF’s Updated Standards.  On January 18, 2016, Corpbanca filed an appeal with the Santiago Court of Appeals to challenge the fine in accordance with the GBL.  On August 31, 2016, the Court of Appeals ruled in favor of Corpbanca and rendered all fines null and void.  Five business days thereafter, the SBIF filed an appeal [recurso de queja] complaining against the appellate court ministers, which was heard by the Supreme Court under Case No. 62,128-2016.

On May 9, 2017, the Supreme Court dismissed such appeal filed by the SBIF disagreeing with the aforementioned final ruling issued by the Santiago Court of Appeals. Therefore, the appeal filed by the Bank to render the SBIF fines null and void was accepted, consequently declaring the fines unlawful.

As previously reported, the aforementioned fines were recognized as an expense in the result of the 2015 fiscal year. Pursuant to this decision of the Supreme Court, the reverse of such expense and the other corresponding financial effects (See Note 20) was recorded in due course.

d.         SBIF Ruling

Through a resolution dated June 30, 2017, served to Itaú Corpbanca (the “Bank”) on July 17, 2017, the Chilean Superintendence of Banks and Financial Institutions (“SBIF”) resolved, among other matters, the continuation of the administrative proceeding against the Bank for alleged violations of individual credit limits in granting certain loans to Norte Grande S.A., Potasios de Chile S.A. and Sociedad de Inversiones Pampa Calichera S.A., the same transactions which were the basis for the fines rendered null and void by the Santiago Court of Appeals on August 31, 2016.

On July 19, 2017, the Bank filed a motion against that resolution for considering it against the law, among other reasons, because there is no administrative proceeding in existence to be continued by the SBIF against the Bank, as resolved by the Santiago Court of Appeals and by Chilean Supreme Court, which dismissed the complaint filed by the SBIF against that resolution.  In accordance with a resolution dated July 24, 2017, the SBIF dismissed the aforementioned motion, claiming that the proceeding is in the investigation stage and that the Bank is not formally a party to any administrative proceedings.

On October 23, 2017, the Bank received a communication from the SBIF, filing charges against Itaú Corpbanca for the same operations mentioned above.  The Bank has the conviction that this administrative procedure is not in accordance with the applicable law and the Bank will exercise the defenses granted by the law to that extent. On November 22, 2017, the Bank filed its response with the SBIF.  At present the administrative proceeding brought by the SBIF is undergoing the evidentiary stage.

Note 3 - Relevant Events, continued

CORREDORAS DE SEGUROS

a.         Merger of Subsidiaries

On March 29, 2018, the partners of Itaú Chile Corredora de Seguros Limitada considered the fulfillment of the conditions to which the merger with Corpbanca Corredores de Seguros SA was subject to, as agreed upon by the shareholders on June 30, 2017. In addition, they set the date for the consummation of the merger on April 1, 2018.

BANCO ITAÚ CORPBANCA COLOMBIA

a.         Destination of the results of the previous year

During the month of March 2018, the Shareholders’ Meeting was held where it was agreed to record in the 2018 financial statements the losses for the year 2017 for the sum of MCh $ 26,233 as losses from previous years.

Note 4 - Business Segment

The segment report is determined by the Bank on the basis of its operating segments (Chile 16 and Colombia), which are mainly differentiated by the risks and yields that affect them. 17.

The reportable segments and the criteria used to inform the highest authority of the Bank on the decision making of the operation are in accordance with what is stated in IFRS 8 “Operating Segments”.

a.         Segments

In accordance with the foregoing, the descriptions of each operating segment are as follows:

i)                Chile

The Bank’s business activities in Chile take place mainly in the domestic market. It has strategically aligned its operations into the following five business areas that are directly related to its customers’ needs and the Bank’s strategy: 1) Wholesale Banking (a) Corporate Banking; (b) Large Companies and (c) Real Estate and Construction; 2) Retail Banking (a) Itaú Private Bank, (b) Itaú Companies, (c) Itaú Personal Bank (d) Itaú and (e) Banco Condell; 3) Treasury; 4) Corporate; and 5) Other Financial Services.

The Bank manages these business areas using a reporting system for internal profitability.  The operating results are regularly reviewed by the entity’s highest decision-making authority for operating decisions as one single Cash Generating Unit, to decide on the resource allocation for the segment and evaluate its performance.

The Bank did not enter into transactions with a particular customer or third party in excess of 10% of its total income in the periods ended March 31, 2018 and 2017.

ii)            Colombia

Colombia has been identified as a separate operating segment based on the business activities. Its operating results are regularly reviewed by the entity’s highest decision-making authority for operating decisions as one single CGU, to decide on the resource allocation for the segment and evaluate its performance. Separate financial information is available for this segment.

The commercial activities of this segment are carried out by Banco Itaú Corpbanca Colombia S.A. and its Subsidiaries.

b.         Geographical information

The segments reported by Itaú Corpbanca, disclose revenue from ordinary activities carried out by external customers:

•             attributed to the entity’s country of domicile and

•             attributed, in aggregate, to all foreign countries in which the entity obtains revenue from ordinary activities.

When revenue from external customers attributed to a particular foreign country is significant, it is disclosed separately. Pursuant to the foregoing, the Group operates in two main geographic areas: Chile18 and Colombia19. Information on interest income and readjustments as of March 31, 2018 and 2017, of said geographic areas is shown below:

16 It includes the New York Branch.

17 These segments correspond to the segments used by the merged Bank.

18 This segment includes the transactions carried out by Itaú Corpbanca New York Branch.

19 This segment includes transactions carried out by Itaú (Panamá) S.A., and Itaú Casa de Valores (Panamá).

Note 4 - Business Segment, continued

	Three Months Ended March 31
	2018			2017
	Chile	Colombia	Total	Chile	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest Income	279,134	130,409	409,543	271,613	146,895	418,508
Interest Expenses	(145,891)	(66,585)	(212,476)	(147,648)	(93,318)	(240,966)
Net income for interest and adjustments	133,243	63,824	197,067	123,965	53,577	177,542

c.          Information on assets, liabilities and profits and losses

Segment information on assets, liabilities, profits and losses for the period is presented in accordance with the main items described in the Accounting Standards Compendium issued by the SBIF.

c.1 Assets and Liabilities:

The assets not included in segments are as follows:

		03/31/2018			12/31/2017
		Chile	Colombia	Total	Chile	Colombia	Total
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	654,118	340,744	994,862	609,279	354,751	964,030
Cash in the process of collection	5	625,443	3,281	628,724	155,950	1,067	157,017
Trading securities	6	14,403	9,110	23,513	25,652	389,409	415,061
Repurchase agreements and securities loans	7	119,286	58,705	177,991	2,292	26,232	28,524
Financial derivative contracts		1,086,257	118,075	1,204,332	1,158,002	90,773	1,248,775
Loans and receivables from Banks	8-9	15,564,163	4,417,446	19,981,609	15,593,593	4,208,150	19,801,743
Financial Assets available for sale	10	1,610,391	1,170,000	2,780,391	1,931,639	721,427	2,653,066
Financial Assets held-to-maturity	10	191,124	117,962	309,086	95,652	106,378	202,030
Investments in companies	11	6,271	4,371	10,642	6,271	4,141	10,412
Intangibles (*)	12	1,426,261	196,075	1,622,336	1,414,859	190,375	1,605,234
Fixed Assets	13	75,037	50,229	125,266	82,481	48,098	130,579
Current taxes	14	200,646	42,759	243,405	202,093	36,359	238,452
Deferred taxes	14	169,353	370	169,723	161,109	—	161,109
Other assets	15	369,377	92,239	461,616	364,384	80,308	444,692
Total		22,112,130	6,621,366	28,733,496	21,803,256	6,257,468	28,060,724

(*)It includes Goodwill generated in business combinations between Banco Itaú Chile and Corpbanca totaling MCh$1.180.89920 as of March 31, 2018 (MCh$1.169.243 as of December 31, 2017).

The liabilities not included in segments are as follows

20 In order to verify the impairment, the goodwill acquired in the business combination will be distributed, from the date of acquisition, among each of the acquiring entity’s CGUs or groups of CGUs of the acquiring entity, taking into account the expected synergies of the business combination, regardless of whether other assets or liabilities of the acquired entity are allocated to those units or groups of units, in the case of the Bank: Chile and Colombia, mainly, allocated i terms of CGU as follows: Chile MCh$940.785 and Colombia MCh$240.114, see Note 29.

Note 4 - Business Segment, continued

		03/31/2018			12/31/2017
		Chile	Colombia	Total	Chile	Colombia	Total
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
LIABILITIES
Current Accounts and other demand deposits	16	2,368,736	1,744,735	4,113,471	2,399,159	1,742,508	4,141,667
Cash in the process of collection	5	621,083	—	621,083	109,496	—	109,496
Repurchase agreements and securities loans	7	107,156	474,084	581,240	44,264	376,656	420,920
Time Deposits and savings accounts	16	7,808,135	2,318,776	10,126,911	7,868,572	2,196,671	10,065,243
Financial derivative contracts		964,159	102,154	1,066,313	1,036,024	59,130	1,095,154
Borrowings from banks	17	1,593,711	770,845	2,364,556	1,545,143	650,987	2,196,130
Debt instruments issued	18	5,300,082	431,541	5,731,623	5,484,562	465,476	5,950,038
Other financial obligations	18	14,213	1	14,214	16,255	811	17,066
Current taxes	18	487	960	1,447	624	—	624
Deferred taxes	14	216	4,938	5,154	52	11,382	11,434
Allowances		101,492	71,848	173,340	123,682	66,008	189,690
Other liabilities	19	436,665	48,059	484,724	399,757	63,675	463,432
Total		19,316,135	5,967,941	25,284,076	19,027,590	5,633,304	24,660,894

c.2 Income:

		Three Months Ended March 31
		2018			2017
		Chile	Colombia	Total	Chile	Colombia	Total
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net income for interest and adjustments	22	133,243	63,824	197,067	123,965	53,577	177,542
Net income from service fees	23	38,621	7,165	45,786	30,764	11,337	42,101
Trading and investment income, net	24	(11,080)	(20,707)	(31,787)	(4,722)	17,579	12,857
Foreign exchange profits (losses), net	25	21,984	25,890	47,874	14,540	798	15,338
Other operating income		8,905	2,664	11,569	3,242	2,156	5,398
Provision for loan losses	26	(24,623)	(27,864)	(52,487)	(35,635)	(29,045)	(64,680)
OPERATING INCOME, NET		167,050	50,972	218,022	132,154	56,402	188,556
Depreciation and amortizations	29	(12,394)	(7,589)	(19,983)	(12,436)	(7,762)	(20,198)
Operating Expenses		(111,923)	(50,047)	(161,970)	(97,666)	(62,196)	(159,862)
OPERATING INCOME		42,733	(6,664)	36,069	22,052	(13,556)	8,496
Income from investments in companies	11	25	1,248	1,273	—	189	189
Income Tax	14	(525)	6,214	5,689	6,831	6,557	13,388
Income from continuing operations		42,233	798	43,031	28,883	(6,810)	22,073
CONSOLIDATED INCOME FOR THE PERIOD		42,233	798	43,031	28,883	(6,810)	22,073

Note 5 - Cash and Cash Equivalents

a.         CASH AND CASH EQUIVALENTS

The detail of the balances included under cash and cash equivalents is as follows21:

	03/31/2018	12/31/2017	03/31/2017
	MCh$	MCh$	MCh$
Cash and deposits in banks
Cash	249,123	254,824	265,018
Deposits with the Banco Central de Chile	159,127	53,187	329,895
Deposits with national banks	9,656	9,389	1,929
Foreign deposits	576,956	646,630	857,309
Subtotal cash and deposits in banks	994,862	964,030	1,454,151

Cash in the process of collection, net	7,641	47,521	68,214
Highly liquid financial instruments (1)	5,369	35,014	49,481
Investments under agreements to resell (2)	177,991	28,524	144,281
Total cash and cash equivalents	1,185,863	1,075,089	1,716,127

(1)        It corresponds to those financial instruments in the trading portfolio, available-for-sale portfolio with maturities that do not exceed three months from their dates of acquisition:

(2)        It corresponds to repurchase agreements, with maturities which do not exceed three months from the date of acquisition, which are presented under the item “Repurchase agreements and securities loans” in the balance sheet.

(1) and (2) are broken down as follows:

		03/31/2018	12/31/2017	03/31/2017
	Note	MCh$	MCh$	MCh$
Highly liquid financial instruments
Trading securities	6	5,369	19,239	49,481
Financial Assets available for sale	10	—	15,775	—
Total		5,369	35,014	49,481

Investments under agreements to resell (2)	7 a)	177,991	28,524	144,281

21 The amount in “Cash,” “Deposits in Central Bank of Chile” and Bank of the Republic of Colombia (included in “Foreign deposits”) are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

Note 5 - Cash and cash equivalents, continued

b.         Operations pending settlement

They correspond to transactions pending settlement which will increase or decrease the funds in the Central Bank of Chile or in foreign banks, usually within 12 or 24 business hours following the close of each period:

	03/31/2018	12/31/2017	03/31/2017
	MCh$	MCh$	MCh$
Assets
Outstanding notes from other banks	39,350	66,996	52,263
Funds receivable	589,374	90,021	244,517
Subtotal assets	628,724	157,017	296,780
Liabilities
Funds payable	621,083	109,496	228,566
Subtotal liabilities	621,083	109,496	228,566
Cash in the process of collection, net	7,641	47,521	68,214

c.          Other operating cash flows

Based on the banking nature of its activities, the Bank considers that our funding has a direct relationship with our loan and investing portfolio; for such purpose all those activities are taken into consideration to determine, approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

Finally, the Bank, based on its overall business strategy, considers that gains and losses derived from these transactions are part of the main revenue producing activities and core business, and that the presentation of the cash flows from those items under operating activities consequently shows consistency between our Consolidated Statement of Income and our Consolidated Statement of Cash Flows.

Examples of cash flows from operating activities are:

i. Repurchase agreements and securities loans and Payables under repurchase agreements and securities loans. These items represent the cash flows (collections and payments) corresponding to the purchase and sale of obligations and securities lending associated with financial intermediation activities (see Note 7).

ii. Investing Portfolio.  This item represents the cash flows (collections and payments) of our trading and non-trading portfolio related financial instruments (see Note 10).

iii. Foreign borrowings and Repayment of foreign borrowings.  These items represent the cash flows (collections and payments) of obligations with foreign banks (see note 17) for the financing of foreign trade loans, which are included as part of the following items: “Loans and receivables from banks” (see note 9) and “Loans and receivables from customers” (see note 9).

iv. Repayment of other borrowings.  These items represent the cash flows (collections and payments) arising from the obligations corresponding to financing or operations specific to the business (see note 18).

Note 6 - Trading portfolio financial assets

The detail of the financial instruments classified as trading financial assets is as follows:

	03/31/2018	12/31/2017
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank bonds	4,663	1,705
Chilean - Central Bank notes	1,996	2,258
Other Chilean Central Bank and Goverment securities	4,262	3,163
Other national institution securities
Bonds	3	5
Notes	—	—
Other securities	—	—
Foreign Institution Securities:
Bonds	3,451	381,262
Notes	—	—
Other securities	5,659	8,147
Mutual funds Investments:
Funds managed by related companies	3,479	18,521
Funds managed by third parties	—	—
Total (*)	23,513	415,061

(*) As of March 31, 2018, the trading portfolio financial assets include in the aggregate, MCh$5,369 (MCh$19,239 as of December 31, 2017), with maturities which do not exceed three months from their dates of acquisition (See Note 5).

Note 7 - Transactions under Repurchase Agreements and Securities Loans

a.         The Bank purchases financial instruments to resell them on a future date.  As of December 31, 2018 and December 31, 2017, the instruments acquired under agreements to resell were as follows:

	03/31/2018
	Less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank Securities	15,151	—	—	15,151
Treasury Bonds and Notes	97,694	—	—	97,694
Other fiscal securities	—	—	—	—
Other securities issued locally:
Other local bank securities	6,441	—	—	6,441
Bonds and company business papers	—	—	—	—
Other securities issued locally:	—	—	—	—
Securities issued abroad:
Chilean Central Bank and Government securities	49,078	—	—	49,078
Other securities issued abroad:	9,627	—	—	9,627
Total	177,991	—	—	177,991

	12/31/2017
	Less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank Securities	2,292	—	—	2,292
Treasury Bonds and Notes	—	—	—	—
Other fiscal securities	—	—	—	—
Other securities issued locally:
Other local bank securities	—	—	—	—
Bonds and company business papers	—	—	—	—
Other securities issued locally:	—	—	—	—
Securities issued abroad:
Chilean Central Bank and Government securities	21,248	—	—	21,248
Other securities issued abroad:	4,984	—	—	4,984
Total	28,524	—	—	28,524

Note 7 - Repurchase Agreement and Securities Loans, continued

b.         As of December 31, 2018 and December 31, 2017, the instruments acquired under agreements to resell were as follows:

	03/31/2018
	Less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank Securities	—	—	—	—
Treasury Bonds and Notes	76,557	—	—	76,557
Other fiscal securities	—	—	—	—
Other securities issued locally:
Other local bank securities	—	—	—	—
Bonds and company business papers	—	—	—	—
Other securities issued locally:	30,600	—	—	30,600
Securities issued abroad:
Chilean Central Bank and Government securities	—	—	—	—
Other securities issued abroad:	474,083	—	—	474,083
Total	581,240	—	—	581,240

	12/31/2017
	Less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank Securities	—	—	—	—
Treasury Bonds and Notes	11,703	—	—	11,703
Other fiscal securities	—	—	—	—
Other securities issued locally:
Other local bank securities	26,573	—	—	26,573
Bonds and company business papers	5,988	—	—	5,988
Other securities issued locally:	—	—	—	—
Securities issued abroad:
Chilean Central Bank and Government securities	—	—	—	—
Other securities issued abroad:	376,656	—	—	376,656
Total	420,920	—	—	420,920

Note 8 - Loans and Receivables from Banks

As of the closing of the financial statements as of March 31, 2018 and December 31, 2017, the balances presented under the item “Loans and Receivables from banks” are as follows:

	03/31/2018	12/31/2017
	MCh$	MCh$
Local Banks
Loans to local banks	—	—
Allowances for loans losses	—	—
Subtotal	—	—
Foreign Banks
Interbanks cash loans	5,594	862
Loans to foreign banks	10,557	13,875
Non-transferable deposits with foreign banks	42,477	21,544
Allowances for loans losses	(250)	(208)
Subtotal	58,378	36,073
Central Bank of Chile
Deposits with the Central Bank of Chile not available	—	34,004
Subtotal	—	34,004
Total	58,378	70,077

(*) Correspond to deposits that do not meet the conditions to be classified as demand deposits.

The detail of the movements of provisions and impairment for loans with banks in the country and abroad during the periods January to March of the year 2018 and throughout the year 2017, are summarized as follows:

	Local Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$
Balance a of January 1, 2018	—	(208)	(208)
Write-offs	—	—	—
Established provisions	—	(53)	(53)
Released provisions	—	13	13
Impairment	—	—	—
Exchange differences	—	(2)	(2)
Balances as of March 31, 2018	—	(250)	(250)

	Local Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$
Balance as of January 1, 2017	—	(212)	(212)
Write-offs	—	—	—
Established provisions	—	(226)	(226)
Released provisions	—	209	209
Impairment	—	—	—
Exchange Rate differences	—	21	21
Balances as of December 31, 2017	—	(208)	(208)

Note 9 - Loans and receivables from Customers

a)                 Loans and receivables from Customers

As of March 31, 2018 and December 31, 2017, the composition of the loan portfolio was as follows:

	Assets before Provisions			Allowances
	Normal Portfolio	Impaired Portfolio	Total	Individually Evaluated	Collectively Evaluated	Total	Net Assets
As of March 31, 2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
CoMChercial Loans:
Commercial Loans	10,332,957	813,754	11,146,711	365,749	39,042	404,791	10,741,920
Foreign Trade Loans	662,202	39,180	701,382	28,812	878	29,690	671,692
Current account debtors	124,836	8,298	133,134	6,494	3,601	10,095	123,039
Factoring transactions	129,171	167	129,338	316	4	320	129,018
Students’ Loans	603,207	71,957	675,164	—	13,427	13,427	661,737
Leasing transactions (*)	866,048	93,458	959,506	17,019	4,262	21,281	938,225
Other loans and receivables	24,652	1,750	26,402	882	1,060	1,942	24,460
Subtotal	12,743,073	1,028,564	13,771,637	419,272	62,274	481,546	13,290,091
Mortgage loans:
Letter of Credit Loans	42,092	3,003	45,095	—	266	266	44,829
Endorsable mutual mortgage loans	122,302	8,601	130,903	—	1,945	1,945	128,958
Other mutual mortgage loans	3,594,528	163,581	3,758,109	—	28,683	28,683	3,729,426
Leasing transactions (*)	287,891	12,702	300,593	—	11,842	11,842	288,751
Other loans and receivables	23,475	2,103	25,578	—	372	372	25,206
Subtotal	4,070,288	189,990	4,260,278	—	43,108	43,108	4,217,170
Consumer loans:
Consumer loans in installments	1,782,710	92,305	1,875,015	—	120,354	120,354	1,754,661
Current account debtors	191,926	16,252	208,178	—	14,320	14,320	193,858
Credit card debtors	409,971	15,460	425,431	—	25,472	25,472	399,959
Leasing transactions (*)	9,855	402	10,257	—	439	439	9,818
Other loans and receivables	60,130	2,909	63,039	—	5,365	5,365	57,674
Subtotal	2,454,592	127,328	2,581,920	—	165,950	165,950	2,415,970
Total	19,267,953	1,345,882	20,613,835	419,272	271,332	690,604	19,923,231

(*) leasing transactions (commercial, housing, and consumer) are reflected net of allowance MCh$1,236,794 as of March 31, 2018 and MCh$1.204.830 as of December 31, 2017.

Normal Portfolio

It includes the individual debtors in Normal Portfolio (A1 to A6) as Sub-Standard Portfolio (B1 to B2). For the group case, it includes Normal Portfolio in normal

Impaired Portfolio:

It includes the individual debtors in the Default Portfolio (C1 to C6) as well as the Sub-Standard Portfolio (B3 to B4). For the group case, it includes Portfolio in default.

Note 9 - Loans and receivables from Customers, continued

	Assets before Provisions			Established provisions
	Normal Portfolio	Impaired Portfolio	Total	Individually Evaluated	Collectively Evaluated	Total	Net Assets
As of December 31, 2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
CoMChercial Loans:
Commercial Loans	10,345,995	770,081	11,116,076	367,799	39,180	406,979	10,709,097
Foreign Trade Loans	650,959	49,774	700,733	30,168	918	31,086	669,647
Current account debtors	131,332	8,016	139,348	2,656	2,560	5,216	134,132
Factoring transactions	140,375	363	140,738	377	8	385	140,353
Students’ Loans	618,543	55,535	674,078	—	12,794	12,794	661,284
Leasing transactions (*)	851,882	88,907	940,789	14,577	4,030	18,607	922,182
Other loans and receivables	24,261	1,598	25,859	506	880	1,386	24,473
Subtotal	12,763,347	974,274	13,737,621	416,083	60,370	476,453	13,261,168
Mortgage loans:
Letter of Credit Loans	44,432	2,968	47,400	—	160	160	47,240
Endorsable mutual mortgage loans	127,153	8,766	135,919	—	2,070	2,070	133,849
Other mutual mortgage loans	3,507,384	153,516	3,660,900	—	27,048	27,048	3,633,852
Leasing transactions (*)	272,544	9,591	282,135	—	10,210	10,210	271,925
Other loans and receivables	24,231	2,168	26,399	—	418	418	25,981
Subtotal	3,975,744	177,009	4,152,753	—	39,906	39,906	4,112,847
Consumer loans:
Consumer loans in installments	1,725,652	84,397	1,810,049	—	114,033	114,033	1,696,016
Current account debtors	193,325	14,176	207,501	—	13,492	13,492	194,009
Credit card debtors	405,786	15,383	421,169	—	22,408	22,408	398,761
Leasing transactions (*)	10,832	344	11,176	—	453	453	10,723
Other loans and receivables	60,651	2,760	63,411	—	5,269	5,269	58,142
Subtotal	2,396,246	117,060	2,513,306	—	155,655	155,655	2,357,651
Total	19,135,337	1,268,343	20,403,680	416,083	255,931	672,014	19,731,666

b)                 Allowances

The movement of allowances for the three-month period ended March 31, 2018 and for the year ended December 31, 2017, are summarized as follows:

	Allowances	Allowances
	Individually evaluated for impairment	Collective Evaluated for impairment	Total
	MCh$	MCh$	MCh$
Balance as of January 1, 2018	416,083	255,931	672,014
Portfolio write-offs
Commercial Loans:	(7,328)	(7,459)	(14,787)
Mortgage loans:	—	(601)	(601)
Consumer loans:	—	(39,705)	(39,705)
Total write-offs	(7,328)	(47,765)	(55,093)
Established provisions	26,495	87,127	113,622
Released provisions	(23,810)	(29,233)	(53,043)
Application of provisions	—	—	—
Exchange Rate differences	7,832	5,272	13,104
As of March 31, 2018	419,272	271,332	690,604

Note 9 - Loans and receivables from Customers, continued

	Allowances	Allowances
	Individually evaluated for impairment	Collective Evaluated for impairment	Total
	MCh$	MCh$	MCh$
Balance as of January 1, 2017	381,239	217,491	598,730
Portfolio write-offs
Commercial Loans:	(56,939)	(35,504)	(92,443)
Mortgage loans:	—	(3,879)	(3,879)
Consumer loans:	—	(115,708)	(115,708)
Total write-offs	(56,939)	(155,091)	(212,030)
Established provisions	310,103	359,423	669,526
Released provisions	(183,917)	(145,915)	(329,832)
Application of provisions	(9,760)	—	(9,760)
Exchange Rate differences	(24,643)	(19,977)	(44,620)
Balance as of December 31, 2017	416,083	255,931	672,014

c)                  Portfolio sales

As part of their regular business, the Bank and its subsidiaries engaged in portfolio purchases and sales.  The effect on income of these transactions as a whole does not exceed 5% of before-tax profit for the year, in usual terms. The result for the three-month period ended March 31, 2018 was MCh$47 (MCh$16 in 2017) and is included in the net profit / loss of financial operations in the Interim Consolidated Statements of Income.

Note 10 - Investment Instruments

a.         As of March 31, 2018 and December 31, 2017, the detail of the instruments held as available for sale and until their maturity was as follows:

	03/31/2018			12/31/2017
	Available for sale	Held to maturity	Total	Available for sale	Held to maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Quoted Securities on Active Markets:
Chilean Central Bank and Government securities
Chilean Central Bank securities	642,450	—	642,450	687,945	—	687,945
Chilean Treasury Bonds	931,355	—	931,355	1,081,879	—	1,081,879
Other government securities	13,410	—	13,410	14,053	—	14,053
Other national institution securities
Promissory notes related to deposits in local banks	1	—	1	114,038	—	114,038
Chilean mortgage finance bonds	63	—	63	64	—	64
Bank bonds	—	—	—	9,032	—	9,032
Other securities	6,156	—	6,156	6,159	—	6,159
Financial instruments issued abroad
Foreign government and central bank instruments	539,559	—	539,559	420,687	—	420,687
Other securities issued abroad	630,441	309,086	939,527	300,740	202,030	502,770
Allowance for loan losses	—	—	—	—	—	—
Unquoted securities in active markets:
Bonds and company business papers	16,956	—	16,956	18,469	—	18,469
Other securities	—	—	—	—	—	—
Allowance for loan losses	—	—	—	—	—	—
Total	2,780,391	309,086	3,089,477	2,653,066	202,030	2,855,096

(*) As of March 31, 2018, the total of available-for-sale instruments does not include amounts with maturities that do not exceed three months from their dates of acquisition. As of December 31, 2017, the amount of instruments that does not exceed three months from the acquisition date is MCh$15,775 (See Note 5).

As of December 31, 2018, the portfolio of financial investments available-for-sale includes an unrealized gain of MCh$26,696 (profit of MCh$24,552 as of December 31, 2017), presented as equity reserve accounts.

Unrealized profits and losses of the available-for-sale portfolio as of March 31, 2018 and December 31, 2017 are as follows:

Note 10 - Investment Instruments, continued

	03/31/2018
	Accounting Value	MtM Positive Adjustment	MtM Negative Adjustment	Total
	MCh$	MCh$	MCh$	MCh$
Quoted Securities on Active Markets:
Chilean Central Bank and Government securities
Chilean Central Bank securities	641,901	991	(442)	642,450
Chilean Treasury Bonds	927,694	5,157	(1,496)	931,355
Other government securities	13,730	—	(320)	13,410
Other national institution securities
Promissory notes related to deposits in local banks	1	—	—	1
Chilean mortgage finance bonds	62	1	—	63
Bank bonds	—	—	—	—
Other securities	6,156	—	—	6,156
Financial instruments issued abroad
Government or central banks securities	519,444	28,371	(8,255)	539,560
Other securities issued abroad	628,308	13,182	(11,050)	630,440
Allowance for loan losses	—	—	—	—
Unquoted securities in active markets:
Bonds and company business papers	16,399	557	—	16,956
Other securities	—	—	—	—
Allowance for loan losses	—	—	—	—
Total	2,753,695	48,259	(21,563)	2,780,391

	12/31/2017
	Accounting Value	MtM Positive Adjustment	MtM Negative Adjustment	Total
	MCh$	MCh$	MCh$	MCh$
Quoted Securities on Active Markets:
Chilean Central Bank and Government securities
Chilean Central Bank securities	688,770	806	(1,631)	687,945
Chilean Treasury Bonds	1,081,633	3,526	(3,280)	1,081,879
Other government securities	14,206	—	(153)	14,053
Other national institution securities
Promissory notes related to deposits in local banks	114,073	—	(35)	114,038
Chilean mortgage finance bonds	64	—	—	64
Bank bonds	9,034	25	(27)	9,032
Other securities	3,942	2,217	—	6,159
Financial instruments issued abroad
Government or central banks securities	416,995	3,921	(229)	420,687
Other securities issued abroad	281,833	19,090	(183)	300,740
Allowance for loan losses	—	—	—	—
Unquoted securities in active markets:
Bonds and company business papers	17,964	505	—	18,469
Other securities	—	—	—	—
Allowance for loan losses	—	—	—	—
Total	2,628,514	30,090	(5,538)	2,653,066

Note 11 - Investments in Companies

As of March 31, 2018 and December 31, 2017, the main investments in companies are detailed below:

		03/31/2018		12/31/2017
		%		%
	Company	Participation	MCh$	Participation	MCh$
	Nexus S.A.	12.9000	1,056	12.9000	1,056
	Transbank S.A.	8.7200	3,616	8.7200	3,616
	Combanc S.A.	9.1800	344	9.1800	344
	Redbanc S.A.	2.5000	110	2.5000	110
	Sociedad Interbancaria de Depósitos de Valores S.A.	9.4000	132	9.4000	132
	Imerc OTC S.A.	8.6600	1,012	8.6600	1,012
(*)	A.C.H Colombia	4.2100	194	4.2100	184
(*)	Redeban Multicolor S.A.	1.6000	224	1.6000	213
(*)	Cámara de Compensación Divisas de Col. S.A.	6.2056	81	6.2056	77
(*)	Cámara de Riesgo Central de Contraparte S.A.	2.4300	164	2.4300	156
(*)	Servibanca - Tecnibanca	4.5300	961	4.5300	915
(*)	Bolsa de Valores de Colombia	0.6700	553	0.6700	508
(*)	Credibanco	6.3662	2,178	6.3662	2,072
(*)	Patrimonio autonomo Fiducredicorp (Comisionista)	5.2630	17	5.2630	17
	Total		10,642		10,412

(*) it corresponds to investments in other companies made by the subsidiaries established in Colombia.

During the three-month periods ended March 31, 2018 and 2017, the Bank received dividends, according to the following detail:

	03/31/2018	03/31/2017
	MCh$	MCh$
Received Dividends	1,273	189
Total	1,273	189

The movement of investments in companies as of March 31, 2018 and December 31, 2017, is as follows:

	03/31/2018	12/31/2017
	MCh$	MCh$
Initial Book value as of January 1	10,412	19,967
Investment acquisition	—	29
Investment sale	—	(4,917)
Carryforward to instruments available for sale	—	(4,118)
Exchange Rate differences	230	(549)
Total	10,642	10,412

Note 12 - Intangible Assets

a.         Intangibles assets as of March 31, 2018 and December 31, 2017 are as follows:

As of March 31, 2018

Items	Useful life years	Remaining amortization years	Net Balance as of 01/01/2018:	Gross Balance	Accumulated Amortization	Net Balance as of 03/31/2018:
			MCh$	MCh$	MCh$	MCh$
Integrated banking system	15	1	463	9,815	(9,368)	447
Computer equipment system or software	3	1	112,892	207,816	(85,878)	121,938
IT Projects	8	5	16,663	42,475	(26,918)	15,557
Generated in business combination			1,474,570	1,566,243	(82,457)	1,483,786
- Goodwill			1,169,243	1,180,899	—	1,180,899
- Trademarks			42,106	51,437	(10,607)	40,830
- Customer relationship	12	11	76,038	94,330	(17,769)	76,561
- Core Deposit	9	8	187,183	239,577	(54,081)	185,496
Other projects	10	2	646	3,645	(3,037)	608
Total			1,605,234	1,829,994	(207,658)	1,622,336

As of December 31, 2017

Items	Useful life years	Remaining amortization years	Net Balance as of 1/1/2017:	Gross Balance	Accumulated Amortization	Net Balance as of 12/31/2017:
			MCh$	MCh$	MCh$	MCh$
Integrated banking system	15	1	1,214	9,824	(9,361)	463
Computer equipment system or software	3	1	86,110	193,256	(80,364)	112,892
IT Projects	8	5	21,300	42,474	(25,811)	16,663
Generated in business combination			1,548,173	1,545,195	(70,625)	1,474,570
- Goodwill			1,188,447	1,169,243	—	1,169,243
- Trademarks			47,209	51,417	(9,311)	42,106
- Customer relationship	12	11	89,827	91,046	(15,008)	76,038
- Core Deposit	9	8	222,690	233,489	(46,306)	187,183
Other projects	10	2	817	3,645	(2,999)	646
Total			1,657,614	1,794,394	(189,160)	1,605,234

b.         The movement of the gross balance of intangible assets as of March 31, 2018 and December 31, 2017 is as follows:

	Integrated banking system	Computer equipment system or software	IT Projects	Generated in business combination	Goodwill	Other projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
January 1, 2018	9,824	193,256	42,474	375,952	1,169,243	3,645	1,794,394
Acquisition	(1)	11,320	4	—	—	—	11,323
Exchange Rate differences	(8)	3,240	(3)	9,392	11,656	—	24,277
Balances as of March 31, 2018	9,815	207,816	42,475	385,344	1,180,899	3,645	1,829,994

	Integrated banking system	Computer equipment system or software	IT Projects	Generated in business combination	Goodwill	Other projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
January 1, 2017	9,825	152,560	42,447	391,583	1,188,447	3,645	1,788,507
Acquisition	39	42,828	36	—	—	—	42,903
Exchange Rate differences	(40)	(2,132)	(9)	(15,631)	(19,204)	—	(37,016)
Balances as of December 31, 2017	9,824	193,256	42,474	375,952	1,169,243	3,645	1,794,394

Note 12 - Intangible Assets, continued

c.          The movement of the accumulated amortization of intangible assets as of March 31, 2018 and December 31, 2017 is as follows:

	Integrated banking system	Computer equipment system or software	IT Projects	Generated in business combination	Goodwill	Other projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
January 1, 2018	(9,361)	(80,364)	(25,811)	(70,625)	—	(2,999)	(189,160)
Amortization for the period	(14)	(3,993)	(1,109)	(10,135)	—	(45)	(15,296)
Exchange Rate differences	7	(1,453)	2	(1,697)	—	—	(3,141)
Others	—	(68)	—	—	—	7	(61)
Balances as of Saturday, March 31, 2018	(9,368)	(85,878)	(26,918)	(82,457)	—	(3,037)	(207,658)

	Integrated banking system	Computer equipment system or software	IT Projects	Generated in business combination	Goodwill	Other projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
January 1, 2017	(8,611)	(66,450)	(21,147)	(31,857)	—	(2,828)	(130,893)
Amortization for the period	(788)	(15,819)	(4,672)	(41,038)	—	(158)	(62,475)
Exchange Rate differences	38	1,905	8	2,270	—	(13)	4,208
Balances as of December 31, 2017	(9,361)	(80,364)	(25,811)	(70,625)	—	(2,999)	(189,160)

d.         Impairment

At the end of each reporting period, Banco Itaú Corpbanca will evaluate whether there is any indication of impairment of any asset (including the goodwill). Should any such indication exist, or when impairment testing is required, the entity will estimate the recoverable amount of the asset. As of March 31, 2018, there are no additional impairment indications other than those disclosed as of December 31, 2017 (See note 29).

e.          Restrictions

Itaú Corpbanca and its subsidiaries have no restrictions on intangible assets as of March 31, 2018 and December 31, 2017.  In addition, no intangible assets have been pledged as collateral to secure the fulfillment of any obligations. Moreover, there are no amounts owed by the Bank on intangible assets as of the aforementioned dates.

Note 13 - Fixed Assets

a.         Fixed Assets as of March 31, 2018 and December 31, 2017 are broken down as follows:

Item	Useful life years	Remaining amortization years	Net Balance as of 01/01/2018:	Gross Balance	Accumulated depreciation	Net Balance as of 03/31/2018:
			MCh$	MCh$	MCh$	MCh$
Land and Buildings	25	15	83,151	113,529	(35,212)	78,317
Equipment	5	1	25,160	67,426	(42,999)	24,427
Others	5	2	22,268	52,389	(29,867)	22,522
- Furniture			10,357	28,840	(18,346)	10,494
- Leasing Assets			—	28	(28)	—
- Others			11,911	23,521	(11,493)	12,028
Total			130,579	233,344	(108,078)	125,266

Item	Useful life years	Remaining amortization year average	Net Balance as of 1/1/2017:	Gross Balance	Accumulated depreciation	Net Balance as of 12/31/2017:
			MCh$	MCh$	MCh$	MCh$
Land and Buildings	25	16	78,034	118,481	(35,330)	83,151
Equipment	5	1	25,997	65,018	(39,858)	25,160
Others	8	3	17,012	50,773	(28,505)	22,268
- Furniture			8,418	27,860	(17,503)	10,357
- Leasing Assets			50	28	(28)	—
- Others			8,544	22,885	(10,974)	11,911
Total			121,043	234,272	(103,693)	130,579

The useful life presented in the following tables is the residual useful life of the Bank’s fixed assets. The total useful lives have been determined based on our expected use considering the quality of the original construction, the environment in which the assets are located, the quality and degree of maintenance carried out, and appraisals performed by external experts of the Bank.

b.         The movement of the gross balance of fixed assets as of March 31, 2018 and December 31, 2017, respectively, is as follows:

	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
January 1, 2018	118,481	65,018	50,773	234,272
Purchases	2,008	788	1,512	4,308
Sales and/or retirements for the period	(9,067)	(42)	(320)	(9,429)
Exchange Rate differences	2,373	1,662	333	4,368
Others	(266)	—	91	(175)
Balances as of March 31, 2018	113,529	67,426	52,389	233,344

	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
January 1, 2017	107,989	62,007	42,726	212,722
Purchases	27,125	7,853	9,274	44,252
Sales and/or retirements for the period	(12,636)	(2,241)	(952)	(15,829)
Exchange Rate differences	(3,007)	(2,837)	(1,509)	(7,353)
Others	(990)	236	1,234	480
Balances as of December 31, 2017	118,481	65,018	50,773	234,272

Note 13 - Fixed Assets, continued

c.          The movement of the accumulated depreciation of fixed assets as of March 31, 2018 and December 31, 2017, respectively, is as follows:

	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
January 1, 2018	(35,330)	(39,858)	(28,505)	(103,693)
Depreciation for the period	(1,599)	(1,992)	(1,096)	(4,687)
Sales and/or retirements for the period	2,229	14	209	2,452
Exchange Rate differences	(687)	(1,173)	(510)	(2,370)
Impaired	—	—	—	—
Others	175	10	35	220
Balances as of March 31, 2018	(35,212)	(42,999)	(29,867)	(108,078)

	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
January 1, 2017	(29,955)	(36,010)	(25,714)	(91,679)
Depreciation for the period	(7,218)	(8,054)	(4,098)	(19,370)
Sales and/or retirements for the period	—	2,178	481	2,659
Exchange Rate differences	1,211	2,029	951	4,191
Impaired	—	(27)	—	(27)
Others	632	26	(125)	533
Balances as of December 31, 2017	(35,330)	(39,858)	(28,505)	(103,693)

d.         The Bank and its subsidiaries have no restrictions on fixed assets as of March 31, 2018 and December 31, 2017. In addition, no fixed assets have been pledged as collateral to secure the fulfillment of any obligations. Moreover, there are no amounts owed by the Bank on fixed assets as of the aforementioned dates.

Note 14 - Current Taxes and Deferred Taxes

a)                 Current taxes

At the end of each year the Bank recognizes a First Category Income Tax Provision, which is determined based on currently enacted tax legislation.  The net provision for current recoverable taxes recognized as of March 31, 2018 was MCh$241,958 (MCh$237,828 as of December 31, 2017). The income tax provision (net of recoverable taxes) is as follows:

a.1) Current tax

	03/31/2018				12/31/2017
	Chile	USA (*)	Colombia	Total	Chile	USA (*)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current tax assets	200,646	—	42,759	243,405	202,093	—	36,359	238,452
Current tax liabilities	(487)	—	(960)	(1,447)	(624)	—	—	(624)
Net total	200,159	—	41,799	241,958	201,469	—	36,359	237,828

(*) Corresponds the subsidiary located in New York.

a.2) Current tax by geographic area.

	03/31/2018				12/31/2017
	Chile	USA (*)	Colombia	Total	Chile	USA (*)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income tax, rate 27% / 25,5%	12,304	—	2,482	14,786	8,332	—	11,357	19,689

Less:
Monthly Provisional Payment	(51,628)	—	(7,616)	(59,244)	(49,035)	—	(3,434)	(52,469)
Tax Credit for Training Costs	(495)	—	—	(495)	(831)	—	—	(831)
Tax Credit Donations	(251)	—	—	(251)	—	—	—	—
Other taxes to be recovered	(160,089)	—	(36,665)	(196,754)	(159,935)	—	(44,282)	(204,217)
Total	(200,159)	—	(41,799)	(241,958)	(201,469)	—	(36,359)	(237,828)

(*) Corresponds the subsidiary located in New York.

b)                 Effect on Income

The tax expense effect during the period January 1 and March 31, 2018 and 2017 is comprised of the following items:

	Three-Month Ended March 31
	2018	2017
	MCh$	MCh$
Income Tax Expense:
Current income tax	(6,480)	(4,717)
Deferred tax payment / (charge):
Origination and reversal of temporary differences current year	12,169	18,105
Subtotal	5,689	13,388
Others	—	—
Net payment (charge) to results for income tax	5,689	13,388

c)                   Effective Tax Rate Reconciliation

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of December 31, 2018 and 2017.

The nominal tax rates of the countries where consolidated subsidiaries were located are as follows:

Note 14 - Current Taxes and Deferred Taxes, continued

	2018	2017
	Rate	Rate
Chile	27.0%	25.5%
Colombia	37.0%	40.0%
US	21.0%	35.0%

	Three-Month Ended March 31
	2018		2017
	Tax rate.	Tax Amount	Tax rate	Tax Amount
	%	MCh$	%	MCh$
Statutory Rate Calculation	27	10,082	25.5	2,215
Colombia investment foreign exchange rate variation	(12)	(4,472)	(24)	(2,049)
Monetary Correction Tax Capital	(15)	(5,556)	(51)	(4,424)
Permanent differences and others (*)	(14)	(5,553)	(58)	(5,066)
Effect of rate change Chile	—	—	3	218
Effect of rate change Colombia	2	567	(19)	(1,689)
Effect of rates New York subsidiary (**)	(1)	(215)	(9)	(784)
Effect of rates Colombia subsidiary (**)	(2)	(542)	(21)	(1,809)
Effective rate and tax expense (profit)	(15)	(5,689)	(154)	(13,388)

(*) This line contains the observed dollar variation effects that affect the valuation of the tax investment of the New York branch and other effects.

(**) This line reflects differences in tax rates of other jurisdictions, based on the Bank’s consolidated result.

d)                 Tax Effects on Other Comprehensive Income

The table below reflects the deferred tax effects on other comprehensive income of the Bank:

d.1) Tax effect of “OCI” that may be reclassified as profits or losses in subsequent periods:

	Three-Month Ended March 31
	2018	2017
	MCh$	MCh$
Financial assets available-for sale	(1,751)	(4,615)
net investment hedge	5,722	5,931
Cash flow hedge	(717)	559
Total charge to other comprehensive income	3,254	1,875

d.2) “OCI” that will not be subsequently reclassified as profits or losses:

	Three-Month Ended March 31
	2018	2017
	MCh$	MCh$
Income tax related to defined benefit obligation	55	1,123
Total charge to other comprehensive income	55	1,123

Note 14 - Current Taxes and Deferred Taxes, continued

e)                  Effect of deferred taxes

The deferred tax effects presented by geographic area are as follows:

e.1) Deferred taxes

The table below reflects the deferred tax effects on assets and liabilities:

	03/31/2018			12/31/2017
	Asset	Liabilities	Net	Asset	Liabilities	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loan provision	104,044	18,892	122,936	105,479	17,621	123,100
Accrued interest and indexation past due portfolio	7,322	—	7,322	6,970	—	6,970
Unaccrued price difference	176	—	176	220	—	220
Personnel provisions	4,679	5,054	9,733	7,891	4,659	12,550
Miscellaneous provisions	33,497	(3,216)	30,281	29,803	4,225	34,028
Tax loss	31,740	48,394	80,134	25,753	46,166	71,919
Net tax value of amortizable assets	21,432	—	21,432	20,683	—	20,683
Depreciation of property, plant and equipment	(34,230)	(7,564)	(41,794)	(34,169)	(11,687)	(45,856)
Lease division and others	25,260	6,697	31,957	25,392	4,175	29,567
Market value of financial instruments	(10,478)	(21,880)	(32,358)	(12,259)	(26,730)	(38,989)
Business combination CorpBanca	(17,582)	(51,889)	(69,471)	(18,139)	(50,158)	(68,297)
Others	3,863	358	4,221	3,485	295	3,780
Total assets (liabilities) for current taxes	169,723	(5,154)	164,569	161,109	(11,434)	149,675

e.2) Deferred taxes by geographic area:

	03/31/2018				12/31/2017
	Chile	USA (*)	Colombia	Total	Chile	USA (*)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred tax assets	144,848	24,506	369	169,723	136,224	24,885	—	161,109
Deferred tax liabilities	(216)	—	(4,938)	(5,154)	(53)	—	(11,381)	(11,434)
Total by geographic area, net	144,632	24,506	(4,569)	164,569	136,171	24,885	(11,381)	149,675

(*) Corresponds to the subsidiary located in New York.

The effects of deferred taxes on assets and liabilities assigned as a result of temporary differences (by geographic area) are as follows:

	03/31/2018				12/31/2017
	Chile	USA (*)	Colombia	Total	Chile	USA (*)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loan provision	92,635	11,409	18,892	122,936	93,864	11,615	17,621	123,100
Accrued interest and indexation past due portfolio	7,322	—	—	7,322	6,970	—	—	6,970
Unaccrued price difference	176	—	—	176	220	—	—	220
Personnel provisions	4,334	86	5,313	9,733	7,829	282	4,439	12,550
Miscellaneous provisions	32,357	1,116	(3,192)	30,281	28,582	1,221	4,225	34,028
Subsidiary tax loss	22,540	9,170	48,424	80,134	16,607	9,146	46,166	71,919
Net tax value of amortizable assets	21,432	—	—	21,432	20,683	—	—	20,683
Depreciation of property, plant and equipment	(34,360)	—	(7,434)	(41,794)	(34,308)	—	(11,548)	(45,856)
Lease division and others	25,260	—	6,697	31,957	25,392	—	4,175	29,567
Market value of financial instruments	(10,479)	—	(21,879)	(32,358)	(12,259)	—	(26,730)	(38,989)
Business combination CorpBanca	(17,542)	—	(51,929)	(69,471)	(18,139)	—	(50,158)	(68,297)
Others	957	2,725	539	4,221	730	2,621	429	3,780
Total assets (liabilities) net	144,632	24,506	(4,569)	164,569	136,171	24,885	(11,381)	149,675

(*) Corresponds to the subsidiary located in New York.

Note 15 - Other Assets

a.         As of March 31, 2018 and December 31, 2017, the composition of the other assets is as follows:

	03/31/2018	12/31/2017
	MCh$	MCh$
Assets for leasing (1)	21,001	25,741
Awarded and recovered assets (2)	14,897	17,036
Assets received in lieu of payment	31,890	29,889
Provisions for assets received in lieu of payment	(22,351)	(19,613)
Assets awarded at judicial auction	5,358	6,760
Other Assets	425,718	401,915
Deposits in escrow	47,110	28,539
Account and note receivables (3)	147,167	167,450
Brokerage fees	45,523	33,247
Rentals in advance (4)	7,401	7,960
Prepaid expenses (5)	4,320	13,501
Projects under development (6)	4,312	4,312
Collateral for financial transactions (threshold)	118,371	88,520
Others	51,514	58,386
Total	461,616	444,692

(1) Fixed assets available for delivery under financial leases.

(2) Within this item, are included items recovered from leasing kept for sale, corresponding to computers, furniture, and transportation equipment. These assets are available for sale and have high probability of being sold. For most of such assets, the Bank expects to complete the sale within one year from the date when the assets are classified as available for sale and/or lease assets recovered held for sale. The set of assets maintained in this manner must not exceed 20% of the Bank’s actual equity at any time. These assets currently represent 1.08% (1.1% as of December 31, 2017) of the Bank’s actual equity.

The assets awarded in a judicial auction correspond to assets that have been acquired in a judicial sale in payment of debts previously contracted with the Bank. The assets acquired at a judicial sale are not subject to the previously mentioned margin.  These properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the date on which the asset is received or acquired. Should such asset not be sold within a year, it must be written-off.

Provisions are also recorded resulting from the difference between the initial value of these assets in relation to their realizable value, when the former is greater.

(3) This includes rights and accounts that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending collections.

(4) Rent paid in advance to SMU S.A for ATM locations. (See Note 30, letter b))

(5) Includes payments made for different services that will be received (leases, insurance, and others) that have not been accrued yet.

(6) IT projects and other projects in progress.

b.         The movement of the provision for assets received in lieu payment or awarded assets, during the periods ended March 31, 2018 and December 31, 2017, is as follows:

	03/31/2018	12/31/2017
	MCh$	MCh$
Initial balance	(19,613)	(14,543)
Provision release	10,702	11,130
Provision creation	(14,472)	(14,472)
Exchange rate differences	1,032	(1,728)
Total	(22,351)	(19,613)

Note 16 - Deposits, Other Demand Liabilities and Time Deposits

a.         As of March 31, 2018 and December 31, 2017, Deposits and other demand liabilities are as follows:

	03/31/2018	12/31/2017
	MCh$	MCh$
Current Accounts	2,413,611	2,473,283
Other deposits and demand accounts	1,359,739	1,363,017
Advance payments received from customers	124,981	131,169
Other demand liabilities	215,140	174,198
Total	4,113,471	4,141,667

b.         As of March 31, 2018 and December 31, 2017, Deposits and other time deposits are as follows

	03/31/2018	12/31/2017
	MCh$	MCh$
Time deposits	10,097,294	10,036,583
Term savings account	29,371	28,410
Other term creditors	246	250
Total	10,126,911	10,065,243

Note 17 - Borrowing from Financial Institutions

a.         As of March 31, 2018 and December 31, 2017 borrowings from financial institutions are as follows:

	03/31/2018	12/31/2017
	MCh$	MCh$
Loans obtained from local financial institutions
Banco de Chile	6,994	21,958

Loans obtained from foreign financial institutions
Standard Chartered Bank	153,787	140,397
Kookmin Bank of New York	6,070	12,324
Multibank Inc	3,022	9,222
Bank of Taiwan (L.A. Branch)	4,908	4,965
Bayern Landesbank	11,056	11,245
China Construction Bank	13,896	14,133
Corp. Financiera de Desarrollo S.A (Cofide)	58,823	10,407
Export Development Canada	30,209	30,724
Interfondos S.A Sociedad Admin de fondos	30,240	19,906
Land Bank of Taiwan, (N.Y. Branch)	6,135	6,206
Shanghai CoMChercial & Savings Bank	6,042	6,145
The Export-IM Apple Bank for Saving	6,042	6,145
CoMCherzbank AG	99,691	89,274
Wells Fargo Bank, N.A.	160,924	157,029
Banco AV Villas	10,388	—
Citibank N.A.	170,974	168,232
Findeter S.A - Financiera del Desarrollo Territorial	54,269	49,528
Sumitomo Mitsui Banking Corporation	193,755	145,156
Bancoldex S.A - Banco de Comercio Exterior de Colombia S.A	101,934	100,834
Bank of America, N.A.	278,165	248,514
Bank of Montreal	65,559	42,836
Itaú Panamá S.A	12,089	—
Corporacion Andina de Fomento	30,209	30,724
Bank of Nova Scotia	64,900	65,442
IFC Corp Financiera Internacional	184,783	187,507
Cobank CB	8,983	9,108
Banco de la Nación Argentina	9,100	—
Banco Crédito del Peru	41,696	31,031
HSBC USA	15,105	15,362
Deg Deutsche Investitions	2,719	21,410
Ing Bank NV	29,733	16,965
Bank of China lt	4,531	4,609
Mercantil CA Banco Universal	13,113	17,395
Banco de Bogota	4,328	4,118
Taiwan Cooperative Bank	—	9,384
Banco República	12,702	15,119
Mizuho Corporate Bank	38,819	39,480
FONDOS SURA SAF S.A.C.	10,822	25,436
BNP Paribas	38,819	39,480
Banco Latinoamericano de export.	56,348	57,132
Apple Bank for Saving	12,084	12,290
Scotia Fondos Soc. Admin de Fondos S.A.	74,163	62,205
Credicorp capital SASAF	124,843	125,706
Uni Bank & Trust, Inc	—	4,916
Bancaribe curacao Bank n.v.	13,607	13,831
BBVA ASSET MGMT CONTL SA SOC ADM FONDOS PERU	36,893	39,791
Other banks	51,284	52,509
Total	2,364,556	2,196,130

Note 17 - Borrowings from Financial Institutions, continued

b.         Borrowings from financial institutions by maturity:

	03/31/2018	12/31/2017
	MCh$	MCh$
Due within 1 year	1,633,163	1,475,588
Due after 1 year but within 2 years	430,513	422,911
Due after 2 year but within 3 years	109,552	106,260
Due after 3 year but within 4 years	13,007	15,154
Due after 4 year but within 5 years	74,133	73,536
Due after 5 years	104,189	102,681
Total	2,364,556	2,196,130

Note 18 - Debt Instruments Issued and Other Financial Obligations

Balances as of March 31, 2018 and December 31, 2017 are as follows:

	03/31/2018	12/31/2017
	MCh$	MCh$
Debt instruments issued
Letters of credit	63,983	67,938
Current bonds	4,630,491	4,840,918
Subordinated bonds	1,037,149	1,041,182
Subtotal	5,731,623	5,950,038
Other financial obligations
Public sector liabilities	—	—
Borrowings from domestic financial institutions	14,213	16,255
Foreign borrowings	1	811
Subtotal	14,214	17,066
Total	5,745,837	5,967,104

Debts classified as “short term” include demand liabilities or obligations that will mature not later than one year. All other debt is classified as “long term”, and is detailed as follows:

	03/31/2018
	Long-term	Short-term	Total
	MCh$	MCh$	MCh$
Letters of credit	52,436	11,547	63,983
Current bonds	4,413,743	216,748	4,630,491
Subordinated bonds	1,037,149	—	1,037,149
Debt instruments issued	5,503,328	228,295	5,731,623
Other financial obligations	14,213	1	14,214

	12/31/2017
	Long-term	Short-term	Total
	MCh$	MCh$	MCh$
Letters of credit	55,678	12,260	67,938
Current bonds	4,178,313	662,605	4,840,918
Subordinated bonds	1,041,182	—	1,041,182
Debt instruments issued	5,275,173	674,865	5,950,038
Other financial obligations	16,255	811	17,066

Note 18 - Debt Instruments Issued and Other Financial Obligations, continued

A greater detail of each debt instrument, according to its balances as of March 31, 2018 and December 31, 2017 follows:

a.   Letters of Credit

	03/31/2018	12/31/2017
	MCh$	MCh$
Due within 1 year	11,547	12,260
Due after 1 year but within 2 years	9,090	9,965
Due after 2 year but within 3 years	8,185	8,114
Due after 3 year but within 4 years	7,190	7,554
Due after 4 year but within 5 years	6,772	6,952
Due after 5 years	21,199	23,093
Letters of credit	63,983	67,938

b.   Current Bonds

				03/31/2018	12/31/2017
	Maturity Date	Interest Rate	Currency	MCh$	MCh$
E	01/06/2032	5.00%	CLF	43,231	42,493
F	01/01/2032	4.00%	CLF	27,829	27,399
G	01/03/2032	4.00%	CLF	42,369	42,529
I	01/10/2030	4.00%	CLF	27,855	27,961
J	01/01/2031	4.00%	CLF	28,051	27,625
K	01/06/2021	3.50%	CLF	26,851	26,906
L-2	01/10/2022	3.50%	CLF	26,956	26,543
M-2	01/10/2018	3.50%	CLF	27,241	26,829
N	01/05/2019	3.50%	CLF	27,245	26,839
O	01/03/2021	3.50%	CLF	27,045	26,630
P	01/03/2026	3.75%	CLF	27,144	26,725
Q-1	01/03/2023	3.75%	CLF	27,331	26,912
R-2	01/02/2028	3.75%	CLF	27,265	26,846
S	01/09/2020	3.50%	CLF	27,225	26,814
T	10/09/2022	3.50%	CLF	27,204	26,797
U	01/09/2024	3.75%	CLF	27,044	26,621
V	01/09/2027	3.75%	CLF	26,847	26,425
W	01/09/2029	3.75%	CLF	26,809	26,388
X	01/03/2024	3.80%	CLF	54,824	53,993
AND	01/03/2028	3.80%	CLF	54,677	53,840
/z	01/02/2033	3.80%	CLF	27,598	27,181
AA	01/06/2018	6.70%	CLP	30,725	27,868
AB	01/10/2029	3.80%	CLF	42,972	42,360
AC	01/10/2033	3.80%	CLF	56,561	55,727
AF	01/06/2022	3.50%	CLF	55,204	54,437
AG	01/06/2024	3.50%	CLF	166,774	164,469
AH	01/06/2029	3.60%	CLF	56,385	55,595
AI	01/04/2020	3.50%	CLF	140,380	138,739
AJ	01/06/2025	3.60%	CLF	56,323	55,554
AL-2	01/07/2025	3.50%	CLF	55,169	55,321
Sub total Ex Itaú				1,319,134	1,300,366
BCORAG0710	10/09/2018	3.00%	CLF	81,367	77,592
BCORAI0710	01/07/2020	3.00%	CLF	197,412	197,220
BCORAJ0710	03/08/2021	3.00%	CLF	104,501	104,654
BCOR-P0110	09/07/2020	7.30%	CLP	24,097	23,838
BCORBW0914	30/08/2020	5.00%	CLP	45,156	45,379
BCOR-R0110	09/07/2020	4.00%	CLF	140,022	140,265
BCORUSD0118	15/01/2018	3.13%	USD	—	452,172
BCORUSD0919	22/09/2019	3.88%	USD	458,382	471,546
BCORAL0710	03/08/2023	3.00%	CLF	111,913	112,173
BCORAN0710	01/07/2025	3.00%	CLF	181,563	181,908
BCORAO0710	01/07/2026	3.00%	CLF	323,464	324,089
BCORBX0914	30/08/2021	5.00%	CLP	41,073	41,718
BCORCA0914	01/09/2024	5.00%	CLP	98,888	100,105
BCORAR0710	01/07/2029	3.00%	CLF	214,332	—
BCORBZ0914	01/09/2023	5.00%	CLP	101,598	102,921
BCORBY0914	01/09/2022	5.00%	CLP	30,887	31,306
BCORAP0710	01/07/2027	3.00%	CLF	379,484	380,404
BCORAQ0710	01/07/2028	3.00%	CLF	350,884	293,884
BCORAK0710	01/07/2022	3.00%	CLF	172,823	173,514
Sub total Ex Corpbanca				3,057,846	3,254,688
BBSA0116SA24	02/03/2018	8.99%	COP	—	45,254
BBSA26SA48	10/12/2019	8.74%	COP	45,642	43,406
BBSA316SA060	10/08/2031	8.03%	COP	39,881	37,940
BBCR1109B84	03/08/2018	7.87%	COP	20,678	19,686
BBCR3119B84	03/08/2018	4.58%	COP	14,092	13,205
BBCR1099B120	10/12/2019	8.58%	COP	18,977	17,676
BBSA69C120	23/11/2031	7.76%	COP	22,839	21,732
BBSA69C180	03/08/2018	8.03%	COP	42,645	40,578
BBSA3169C180	10/08/2026	7.98%	COP	48,757	46,387
Sub total CorpBanca Colombia				253,511	285,864
Total				4,630,491	4,840,918

Note 18 - Debt Instruments Issued and Other Financial Obligations, continued.

Maturities of Current Bonds are as follows:

	03/31/2018	12/31/2017
	MCh$	MCh$
Due within 1 year	216,748	662,605
Due after 1 year but within 2 years	550,246	516,061
Due after 2 years but within 3 years	601,337	653,601
Due after 3 years but within 4 years	172,425	199,908
Due after 4 years but within 5 years	340,405	312,597
Due after 5 years	2,749,330	2,496,146
Total	4,630,491	4,840,918

c.          Subordinated Bonds

				03/31/2018	12/31/2017
	Maturity Date	Interest Rate	Currency	MCh$	MCh$
AE1	01/01/2034	3.80%	CLF	54,412	54,585
C1	01/04/2033	3.50%	CLF	6,382	6,285
C2	01/04/2033	3.50%	CLF	13,917	13,681
S.	01/10/2033	4.50%	CLF	21,324	20,934
Sub total Ex Itaú				96,035	95,485
UCOR-V0808	01/08/2033	4.60%	CLF	158,645	159,479
UCOR-Y1197	01/11/2022	6.50%	CLF	6,777	6,689
UCOR-Z1197	01/11/2022	6.50%	CLF	15,821	15,614
UCORAA0809	09/08/2035	4.90%	CLF	144,343	145,174
UCORBF0710	01/07/2032	4.00%	CLF	13,960	14,013
UCORBI0710	01/07/2035	4.00%	CLF	32,111	32,230
UCORBJ0710	01/07/2036	4.00%	CLF	152,751	153,334
UCORBL0710	01/07/2038	4.00%	CLF	111,255	111,668
UCORBN0710	01/07/2040	4.00%	CLF	85,658	85,968
UCORBP0710	01/07/2042	4.00%	CLF	41,762	41,917
Sub total Ex Corpbanca				763,083	766,086
BBSA1099B1	30/03/2019	10.79%	COP	433	445
US05968TAB17	08/03/2024	LIBOR+4%	USD	102,501	106,041
BBSA1099B4	30/03/2019	6.50%	COP	20,452	21,055
BBSA1139AS10	07/02/2023	3.89%	COP	22,730	21,659
BBSA1139AS15	07/02/2028	4.00%	COP	31,915	30,411
Sub total CorpBanca Colombia				178,031	179,611
Total				1,037,149	1,041,182

Maturities of Subordinated Bonds are as follows:

	03/31/2018	12/31/2017
	MCh$	MCh$
Due within 1 year	—	—
Due after 1 year but within 2 years	20,885	21,500
Due after 2 years but within 3 years	—	—
Due after 3 years but within 4 years	—	—
Due after 4 years but within 5 years	45,328	22,303
Due after 5 years	970,936	997,379
Total	1,037,149	1,041,182

Note 18 - Debt Instruments Issued and Other Financial Obligations, continued

d.         Other Financial Obligations

	03/31/2018	12/31/2017
	MCh$	MCh$
Due within 1 year	1	811
Due after 1 year but within 2 years	—	—
Due after 2 years but within 3 years	—	—
Due after 3 years but within 4 years	—	—
Due after 4 years but within 5 years	—	—
Due after 5 years	—	—
Total financial obligations	1	811
Short-term obligations:
Amounts due to credit card transactions	14,213	16,255
Others	—	—
Total short-term financial obligations	14,213	16,255
Total other financial obligations	14,214	17,066

As of March 31, 2018 and December 31, 2017, the Bank has not incurred any default in the payment of principal, interest or other debt instruments.

Note 19 - Other Liabilities

As of March 31, 2018 and December 31, 2017, the composition of this item is as follows:

	03/31/2018	12/31/2017
	MCh$	MCh$
Account and note receivables (1)	328,907	348,036
Dividends payable	13,139	703
Income received in advance	6,568	7,850
Creditors through Intermediation	37,320	21,933
Guarantees on financial transactions (threshold)	94,857	79,589
Other liabilities	3,933	5,321
Total	484,724	463,432

(1)        Group obligations for business operations, such as withholding taxes, social security contributions, balances due on purchases of materials, balances due on obligations for leasing contracts for acquisition of fixed assets and other.

Note 20 - Contingencies, Commitments and Responsibilities

This section discloses information on contingencies of significant losses, contingent loans, contingent liabilities not reflected in the financial statements and other responsibilities, lawsuits or other legal actions involving the Bank and/or its subsidiaries.

a)        Lawsuits and Legal Proceedings

As of the date of issuance of these Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its transactions in the ordinary course of business. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no risk of significant loss. Notwithstanding the foregoing, provisions for MCh$11,490 and MCh$10,096 as of March 31, 2018 and December 31, 2017, respectively are recorded in Consolidated Statement of Financial Position as follows:

	03/31/2018	12/31/2017
	MCh$	MCh$
Initial balance	10,096	31,487
Creations	1,394	3,966
Releases	—	(25,357)
Total	11,490	10,096

On December 20, 2016, Helm LLC filed a lawsuit in the New York State Supreme Court (“the State Court Lawsuit”) and a Request for Arbitration before the ICC International Arbitration Court (the “Arbitration”), against Itaú Corpbanca, CorpGroup Holding Inversiones Ltda e Itaú Corpbanca Colombia, the latter as nominal defendant, alleging certain breaches of the shareholders’ agreement of Itaú Corpbanca Colombia as amended and restated of HB Acquisition S.A.S. on July 31, 2013 (“SHA”).

In its lawsuit, Helm LLC seeks, among other things, compensation that would correspond to the value it estimates and claims in exchange for its shares in Itaú Corpbanca Colombia, plus interest. On February 14, 2017 the defendants answered to the complaint of Helm LLC, rejecting their claims in full. Moreover, Itaú CorpBanca and CorpGroup Holding Inversiones Ltda. filed a counterclaim against Helm LLC for breach of the SHA, according to which they request the court, among other things, to declare the termination of the aforementioned SHA. On April 19, 2017, Helm LLC answered such counterclaim. The arbitration procedure has continued in accordance with the judicial proceedings and the evidentiary period is expected to take place in July 2018. Itaú Corpbanca estimates that the claim of Helm LLC has no merit and will proceed to defend its rights under the SHA and the applicable legislation.

Other legal actions have been filed against the Bank and its subsidiaries involving its transactions carried out in the ordinary course of business. The Bank’s maximum exposure for these lawsuits amounts to approximately MCh$36,309 as of March 31, 2018 and December 31, 2017.  However, in Management’s opinion based on reports from the Legal Division as of year-end 2017 and 2016, it is more likely than not that these lawsuits will not result in significant losses not contemplated by the Bank in these Financial Statements

Note 20 - Contingencies, Commitments and Responsibilities, continued

b)        Contingent Loans and Provisions

The following table contains the amounts for which the Bank and its Subsidiaries are contractually obliged to grant loans together with the relevant provisions for loan losses:

	Credits		Allowances
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
	MCh$	MCh$	MCh$	MCh$
Collateral and guarantees	238,693	262,924	2,566	2,749
Confirmed Foreign Letters of Credit	4,118	3,824	30	31
Letters of documentary credits issued	85,194	88,940	310	303
Boletas de garantía (Performance Bonds)	1,269,103	1,286,807	7,795	7,867
Cleared credit facilities	2,381,520	2,349,626	12,406	11,831
Other credit coMChitments	1,248,896	1,299,494	42,291	42,160
Total	5,227,524	5,291,615	65,398	64,941

c)         Responsibilities

The Bank and its subsidiaries have the following responsibilities arising from its regular course of business:

	03/31/2018	12/31/2017
	MCh$	MCh$
Third Party’s transactions
Collections	26,700	26,143
Transferred financial assets administered by the bank	999,386	997,530
Third party funds under management	2,210,085	2,215,038
Subtotal	3,236,171	3,238,711
Security in Custody
Security in custody held by the bank	7,499,399	8,675,906
Securities in custody deposited in another entity	552,543	549,848
Bank-issued Securities	171,666	163,713
Subtotal	8,223,608	9,389,467
CoMChitments
Others	—	—
Subtotal	—	—
Total	11,459,779	12,628,178

d)        Guarantees, Contingencies and Other

Itaú Corpbanca Colombia S.A.

The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. The outstanding civil and administrative proceedings are 166, 88 of them are related to banking transactions, and the remaining ones (78) derive from the ownership of leased assets. Such claims amount, in the aggregate, to MCh$15.227. The likelihood of loss is considered possible in 8 of them, remote in 135 and probable in 23. Based on this evaluation, the Bank has recorded a provision of MCh$848.  The Bank’s provisions for labor proceedings amount to MCh$1.084.  The outstanding labor proceedings are 185, the claims of which amounted to MCh$2.156. The likelihood of loss is considered possible in 61 of them and remote in 124.

Note 20 - Contingencies, Commitments and Responsibilities, continued

Corpbanca Corredores de Seguros S.A.

In order to comply with Article 58, letter d) of the Chilean Decree with Force of Law (“DFL”) 251 of 1930, which states that, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Chilean SVS, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties taking policies through the brokerage house,” the subsidiary has renewed the following (civil liability and guarantee) insurance policies:

Entity	From	End	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	4/15/2017	4/14/2018	60,000 and 500.	Corpbanca Corredores de Seguros S.A.

Itaú Chile Corredora de Seguros Ltda.

As established in Article No. 58, letter d) of the DFL. 251 and SVS Circular No. 1,160, the subsidiary has taken out liability (a) and guarantee (b) insurance policies to cover the risk of potential damages that could affect it and to ensure correct and full compliance with all obligations arising from its activities and, especially, regarding damages that may be incurred by insured parties that contract policies through the brokerage house.

Entity	From	End	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	4/15/2017	4/14/2018	60,000 and 500.	Itaú Corredora de Seguros

Itaú Corpbanca Corredores de Bolsa S.A.

In order to comply with articles 30 and 31 of Chilean Law 18,045, this subsidiary kept a bank guarantee certificate with the Chilean Electronic Stock Exchange and Santiago Stock Exchange, to ensure the correct and complete fulfillment of its obligations as stockbroker. The beneficiaries are the current or future creditors that the subsidiary has or will have derived from its transactions.  The detail of the bank guarantee certificate is as follows.

Entity	From	End	Amount (UF)	Beneficiary
Itaú Chile	06-30-2017	04-22-2018	16,000	Bolsa Electrónica de Chile
Mapfre Compañía de Seguros S.A	06-30-2017	04-22-2018	4,000	Bolsa de Comercio de Santiago

In addition, the company has taken out a comprehensive insurance policy to comply with Law No. 52 of the Chilean Electronic Stock Exchange.  Amounts recorded with respect to the comprehensive insurance policy are as follows:

Entity	From	End	Amount(MUS$)	Beneficiary
Orión Seguros Generales S.A	5/1/2017	4/30/2018	5,000 and 10,000.	Bolsa Electrónica de Chile

The company pledged its shares of the Santiago Stock Exchange in favor of said company, to secure the fulfillment of the Obligations related to the transactions carried out with other brokers.  This amounts to MCh$14,533.

As of December 31, 2017, this subsidiary is under guarantee with CCLV, Contraparte Central S.A in cash for MCh$1,131 and a financial instrument for MCh$955.

Note 20 - Contingencies, Commitments and Responsibilities, continued

The Company granted a bank guarantee certificate, as a representative of the beneficiaries the guarantee pursuant to Articles 98 and 99 of Chilean Law 20,172 to secure its obligations as Portfolio Manager. The detail of the bank guarantee certificate is as follows.

Entity	From	End	Amount (UF)	Beneficiary
Itaú Chile	4/20/2017	4/20/2018	10,000	Itaú Chile

Itaú Chile Administradora General de Fondos S.A.

In 2018, the Company has executed bank guarantee certificates with Itaú Corpbanca, for the funds it manages in order to secure the fulfillment of the obligations of the Managers, for the management of the funds of third parties and the compensation for the damages resulting from non-compliance thereof in accordance with the provisions set forth in Articles No. 226 and No. 227 of Chilean Law No. 18.045, for UF 1,123,569.

Note 21 - Equity

a.                  Movement in equity accounts and reserves (attributable to the equity holders of the Bank)

As of March 31, 2018 and December 31, 2017, the Bank’s capital is represented by subscribed and paid-up, common shares with no par value, as follows:

Common Shares
	03/31/2018	12/31/2017
	(number)	(number)
Issued as of January 1	512,406,760,091	512,406,760,091
Issuance of paid-up shares	—	—
Issuance of shares pending payment	—	—
Repurchase of treasury shares	—	—
Sale of treasury shares	—	—
Increase in shares for Itaú-CorpBanca business combination	—	—
Total	512,406,760,091	512,406,760,091

i.            Subscribed and Paid-up Shares

Year 2018

As of March 31, 2018, the Bank’s capital is represented by 512,406,760,091 subscribed and paid-up, common shares with no par value, totaling MCh$1,862,826.

Year 2017

As of Sunday, December 31, 2017, the Bank’s capital is represented by 512,406,760,091 subscribed and paid-up, common shares with no par value, totaling MCh$1,862,826.

ii.        Purchase and sale of treasury shares

As of March 31, 2018 and December 31, 2017, no treasury shares were purchased or sold in such fiscal years.

iii.    Profit Distribution

Year 2018

At an Ordinary Meeting of the Shareholders of Banco Itaú Corpbanca held on March 27, 2018, the shareholders agreed to distribute profits for MCh$22,979 representing 40% of the profits for 2017.

Year 2017

At an Ordinary Meeting of the Shareholders of Banco Itaú Corpbanca held on March 27, 2017, the shareholders agreed to distribute profits for MCh$618, representing 30% of the profits for 2016.

Note 21 - Equity, continued

List of major shareholders

The distribution of shares during the three-month  periods ended March 31, 2018 and December 31, 2017 is as follows:

	Common Shares
	As of March 31, 2018
	No. of Shares	Share %

CORP GROUP BANKING S.A	136,127,850,073	26.5700	%(**)
ITAÚ UNIBANCO HOLDING, S.A.	115,039,610,411	22.4500	%(*)
ITB HOLDING BRASIL PARTICIPACOES LTDA	57,008,875,206	11.1300	%(*)
BANCO SANTANDER POR CUENTA DE INV EXTRANJEROS	28,277,314,111	5.5200%
BANCO DE CHILE POR CUENTA DE TERCEROS NO RESIDENTES	16,626,221,478	3.2400%
COMPANIA INMOBILIARIA Y DE INVERSIONES SAGA SPA	20,918,245,555	4.0800	%(**)
BANCO ITAU CORPBANCA POR CTA DE INVERSIONISTAS EXTRANJEROS	13,054,972,703	2.5500%
CGB II SPA	10,908,002,836	2.1300	%(*)
SIERRA NEVADA INVESTMENTS CHILE DOS LTDA	9,817,092,180	1.9200%
BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	4,576,678,612	0.8900%
LARRAIN VIAL S A CORREDORA DE BOLSA	11,246,573,183	2.1900%
MONEDA SA AFI PARA PIONERO FONDO DE INVERSION	6,085,584,275	1.1900%
DEUTSCHE BANK TRUST COMPANY AMERICAS (ADRS)	4,370,460,500	0.8500%
BTG PACTUAL CHILE S A C DE B	4,035,185,737	0.7900%
BANCHILE C DE B S A	4,148,113,635	0.8100%
SANTANDER CORREDORES DE BOLSA LIMITADA	3,746,696,002	0.7300%
MONEDA CORREDORES DE BOLSA LIMITADA	3,104,921,782	0.6100%
MBI CORREDORES DE BOLSA S A	3,254,286,470	0.6400%
BICE INVERSIONES CORREDORES DE BOLSA S A	3,235,196,889	0.6300%
CIA DE SEGUROS DE VIDA CONSORCIO NACIONAL DE SEGUROS SA	2,917,592,780	0.5700%
BCI C DE B S A	2,530,416,844	0.4900%
CREDICORP CAPITAL SA CORREDORES DE BOLSA	4,910,863,410	0.9600%
CONSORCIO C DE B S A	2,710,402,236	0.5300%
INMOB E INVERSIONES BOQUINENI LTDA	2,353,758,526	0.4600%
MBI ARBITRAGE FONDO DE INVERSION	2,376,829,105	0.4600%
BOLSA ELECTRONICA DE CHILE BOLSA DE VALORES	2,150,479,191	0.4200%
INV LAS NIEVES S A	1,890,725,224	0.3700%
CGB III SPA	1,800,000,000	0.3500	%(*)
VALORES SECURITY S A C DE B	1,654,878,408	0.3200%
ITAU CORPBANCA CORREDORES DE BOLSA SA	1,668,537,362	0.3300%
OTHERS	29,860,395,367	5.8200%
TOTAL	512,406,760,091	100.0000%

(*) The equity interest of the controlling group Itaú Unibanco Holding S.A. is 36.06%.

(**) The equity interest of the Saieh family is 30.65%, considering that the equity interest of Cía. Inmobiliaria y de Inversiones Saga SPA includes 182,125,023 shares under the custody of a third party.

Note 21 - Equity, continued

	Common Shares
	As of Sunday, December 31, 2017
	No. of Shares	Share %
CORP GROUP BANKING S.A	136,127,850,073	26.5700	%(**)
ITAÚ UNIBANCO HOLDING, S.A.	115,039,610,411	22.4500	%(*)
ITB HOLDING BRASIL PARTICIPACOES LTDA	57,008,875,206	11.1300	%(*)
BANCO SANTANDER POR CUENTA DE INV EXTRANJEROS	23,969,149,414	4.6800%
BANCO DE CHILE POR CUENTA DE TERCEROS NO RESIDENTES	21,005,216,549	4.1000%
COMPANIA INMOBILIARIA Y DE INVERSIONES SAGA SPA	20,918,245,555	4.0800	%(**)
BANCO ITAU CORPBANCA POR CTA DE INVERSIONISTAS EXTRANJEROS	14,855,609,437	2.9000%
CGB II SPA	10,908,002,836	2.1300	%(*)
SIERRA NEVADA INVESTMENTS CHILE DOS LTDA	9,817,092,180	1.9200%
BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	9,394,008,435	1.8300%
LARRAIN VIAL S A CORREDORA DE BOLSA	6,767,755,931	1.3200%
MONEDA SA AFI PARA PIONERO FONDO DE INVERSION	6,215,000,000	1.2100%
DEUTSCHE BANK TRUST COMPANY AMERICAS (ADRS)	5,508,798,500	1.0800%
BTG PACTUAL CHILE S A C DE B	4,776,696,832	0.9300%
BANCHILE C DE B S A	4,344,021,387	0.8500%
SANTANDER CORREDORES DE BOLSA LIMITADA	4,070,279,257	0.7900%
MBI CORREDORES DE BOLSA S A	3,591,497,546	0.7000%
BICE INVERSIONES CORREDORES DE BOLSA S A	3,165,903,988	0.6200%
CIA DE SEGUROS DE VIDA CONSORCIO NACIONAL DE SEGUROS SA	2,917,592,780	0.5700%
BCI C DE B S A	2,895,637,765	0.5700%
CREDICORP CAPITAL SA CORREDORES DE BOLSA	2,869,055,927	0.5600%
CONSORCIO C DE B S A	2,766,317,093	0.5400%
INMOB E INVERSIONES BOQUINENI LTDA	2,353,758,526	0.4600%
MBI ARBITRAGE FONDO DE INVERSION	2,340,829,105	0.4600%
BOLSA ELECTRONICA DE CHILE BOLSA DE VALORES	2,015,270,526	0.3900%
INV LAS NIEVES S A	1,890,725,224	0.3700%
CGB III SPA	1,800,000,000	0.3500	%(*)
VALORES SECURITY S A C DE B	1,719,455,989	0.3400%
ITAU CORPBANCA CORREDORES DE BOLSA SA	1,708,710,397	0.3300%
CRN INMOBILIARIA LIMITADA	1,535,239,055	0.3000%
OTHERS	28,110,554,167	5.4700%
TOTAL	512,406,760,091	100.0000%

(*) The equity interest of the controlling group Itaú Unibanco Holding S.A. is 36.06%.

(**) The equity interest of the Saieh family is 30.65%, considering that the equity interest of Cía. Inmobiliaria y de Inversiones Saga SPA includes 182,125,023 shares under the custody of a third party.

b.         Dividends

The distribution of dividends of the Bank was as follows:

	Income attributable to equity holders of the Bank	Allocated to reserves and retained earnings	Allocated to dividends	Distributed Percentage		Dividend per share
Period	MCh$	MCh$	MCh$	%	No. of Shares	(in pesos)
Year 2017 (Shareholders’ Meeting March 2018)	57,447	34,468	22,979	40.00%	512,406,760,091	0.04485
Year 2016 (Shareholders’ Meeting March 2017)	2,059	1,441	618	30.01%	512,406,760,091	0.00121

Note 21 - Equity, continued

From January 1 to March 31 2018 and 2017, the basic earnings and diluted earnings are as follows:

	03/31/2018		12/31/2017		03/31/2017
	No. of Shares	Amount	No. of Shares	Amount	No. of Shares	Amount
	MCh	MCh$	MCh	MCh$	MCh	MCh$
Basic and diluted earnings
Basic earnings per share
Net income for the fiscal year	—	42,760	—	57,447	—	24,414
Weighted average number of shares outstanding	512,407	—	512,407	—	512,407	—
Assumed Convertible Debt Conversion	—	—	—	—	—	—
Adjusted number of shares	512,407	—	512,407	—	512,407	—
Basic earning per share (Chilean pesos)	—	0.083	—	0.112	—	0.048
Basic earnings per share
Net income for the fiscal year	—	42,760	—	57,447	—	24,414
Weighted average number of shares outstanding	512,407		512,407		512,407
Diluted effect:
Assumed Convertible Debt Conversion	—	—	—	—	—	—
Conversion of coMChon shares	—	—	—	—	—	—
Options rights	—	—	—	—	—	—
Adjusted number of shares	512,407		512,407		512,407
Basic earnings per share (Chilean pesos)		0.083		0.112		0.048

c.          Valuation accounts

Fair Value Reserve: It includes accumulated net changes in the fair value of investments available for sale until the investment is disposed of or there is a significant or prolonged decline in value.

Translation Reserve: It includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the filing currency of Banco Itaú Corpbanca (the Chilean peso).

Cash Flow Hedge Reserve:  It includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which may affect the results of the period.

Foreign Investment Accounting Hedge Reserve:  Corresponds to adjustments for hedges of net investments in foreign operations.

Defined Benefit Obligation Reserve:  This includes the effects of complying with IAS 19 “Employees Benefit”.

Note 21 - Equity, continued

The following are the equity effects and income taxes for the periods ended March 31, 2018 and December 31, 2017:

	03/31/2018	12/31/2017
Comprehensive Income (Loss) for the period	MCh$	MCh$
Financial Assets available for sale
Balances as of January 1	16,592	10,372
Gains (losses) from adjustment of valuation of portfolios and others	4,479	6,220
Total	21,071	16,592
Foreign Hedges
Balances as of January 1	64,741	14,917
Losses and gains from valuation adjustment hedges and others	(23,976)	49,824
Total	40,765	64,741
Cash flow hedges
Balances as of January 1	(5,730)	(5,603)
Losses and gains from valuation adjustment hedges and others	2,655	(127)
Total	(3,075)	(5,730)
Exchange Rate differences
Balances as of January 1	(57,485)	2,380
Gains (losses) on exchange differences, net	28,461	(59,865)
Total	(29,024)	(57,485)
Recognition of defined benefit obligations
Balances as of January 1	(2,736)	(2,598)
Gains (losses) on defined benefit obligations	(140)	(138)
Total	(2,876)	(2,736)
Other comprehensive income (loss) before income taxes	26,861	15,382
Income tax related to components of other comprehensive income
Income tax related to instruments available for sale
Balances as of January 1	(4,937)	(2,764)
Gains and losses on income tax related to Instruments Available for Sale	(1,590)	(2,173)
Total	(6,527)	(4,937)
Income tax related to foreign transaction hedges
Balances as of January 1	(17,287)	(3,219)
Gains and losses on income tax related to hedges of foreign investments	6,238	(14,068)
Total	(11,049)	(17,287)
Income tax related to cash flow hedges
Balances as of January 1	1,389	1,345
Gains and losses on income tax related to Cash Flow hedges	(717)	44
Total	672	1,389
Income tax related to recognition of defined benefit obligations
Balances as of January 1	718	722
Gains and losses on Income tax related to recognition of defined benefit obligations	37	(4)
Total	755	718
Total Income tax in valuation accounts	(16,149)	(20,117)
Other comprehensive income (loss) before income taxes	10,712	(4,735)

Note 21 - Equity, continued

d.         Reserves

This item is made up of Other Reserves not from profits22 of MCh$839,120 and Reserves from profits of MCh$451,01123.

e.          Retained earnings from prior fiscal years:

Corresponds to the profits for 2016 and 2017 not distributed to shareholders for a total of MCh$35,909.

f.           Non-controlling equity interest:

Corresponds to the net equity amount of the subsidiaries attributable to equity instruments which do not belong, either directly or indirectly, to the Bank, including the part that has been attributed to the result of the fiscal year. The participation of the non-controlling interest in the equity and the results of the subsidiary are shown below:

As of March 31, 2018

				Other comprehensive income / (loss)
	Third parties’ interest	Equity	Results	Defined benefit obligations	Financial Instruments Available for sale	Effect var. exchange rate Colombia and NY Branch	Effect var. hedges of foreign investments	Effect Var. Cash flow hedges	Deferred tax	Total other comprehensive income	Comprehensive Profit / Loss
Subsidiary	%	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$		MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A.	20.00%	401	1	—	—	—	—	—	—	—	1
Banco Itaú Corpbanca Colombia S.A. y Filiales	33.72%	219,497	266	(71)	(118)	9,065	1,468		(659)	9,685	9,951
Itaú Chile C. de Seguros Ltda.	0.10%	7	4	—	—	—	—	—	—	—	4
Itaú Adm. General de Fondos S.A.	0.01%	1	—	—	—	—	—	—	—	—	—
Itaú Corpbanca Corredores de Bolsa S.A	0.01%	4	—	—	—	—	—	—	—	—	—
		219,910	271							9,685	9,956

As of December 31, 2017

				Other comprehensive income / (loss)
	Third parties’ interest	Equity	Results	Defined benefit obligations	Financial Instruments Available for sale	Effect var. exchange rate Colombia and NY Branch	Effect var. hedges of foreign investments	Effect Var. Cash flow hedges	Deferred tax	Total other comprehensive income	Comprehensive Profit / Loss
Subsidiary	%	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$		MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A.	20.00%	380	(5)	—	—	—	—	—	—	—	(5)
Banco Itaú Corpbanca Colombia S.A. y Filiales	33.72%	209,557	(4,138)	(70)	3,746	(18,437)	(627)	—	(1,305)	(16,693)	(20,831)
Itaú Chile C. de Seguros Ltda.	0.10%	12	10	—	—	—	—	—	—	—	10
Itaú Adm. General de Fondos S.A.	0.01%	1	—	—	—	—	—	—	—	—	—
Itaú Corpbanca Corredores de Bolsa S.A	0.01%	4	—	—	—	—	—	—	—	—	—
		209,954	(4,133)							(16,693)	(20,826)

The following table shows the non-controlling interest movement:

	03/31/2018	12/31/2017
	MCh$	MCh$
Initial balance	209,954	230,780
Comprehensive income for the fiscal year	9,956	(20,826)
Final balance	219,910	209,954

22 The values presented in this item correspond to the adjustments made as a result of the business combination between Banco Itaú Chile and CorpBanca.

23 From Banco Itaú Chile before the merger.

Note 21 - Equity, continued

Itaú Corpbanca’s main subsidiary with non-controlling interest is as follows:

Entity Name	Country	Group participation	Non-controlling equity interests	Main activity
Itaú Corpbanca Colombia S.A.	Colombia	66.28%	33.72%	Main activity

The information that represents the non-controlling interest of the aforementioned company before the consolidation elimination adjustments is as follows:

	03/31/2018	12/31/2017
Summary of Statement of Financial Position	MCh$	MCh$

Current Assets	4,757,957	4,562,751
Current Liabilities	4,063,509	3,939,178
Net Current Assets	694,448	623,573

Non Current Assets	1,931,870	1,690,890
Non Current Liabilities	1,974,895	1,692,197
Net Non Current Assets	(43,025)	(1,307)

Net Assets	651,423	622,266
Non-controlling interests accumulated	219,497	209,557

	03/31/2018	12/31/2017
Summary of Income Statement	MCh$	MCh$

Interest Income and adjustments	130,406	482,806
Income (Loss) for the Period	787	(14,994)
Non-controlling interest income	266	(4,138)

	03/31/2018	12/31/2017
Summary of Statement of Cash Flows	MCh$	MCh$

Cash flow from operating activities	163,092	16,822
Cash flow from investing activities	(149,871)	(158,402)
Cash flow from financing activities	13,839	35,937
Net increase (decrease) in cash flow	27,060	(105,643)

g.         Consolidated Comprehensive Income for the Fiscal Year

	03/31/2018			12/31/2017
	Equity holders of the Bank	Non-controlling equity interest	Total	Equity holders of the Bank	Non-controlling equity interest	Total
Involved Concepts	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Comprehensive Income (Loss) for the period	42,760	271	43,031	57,447	(4,133)	53,314

Other comprehensive income (loss) before income taxes
Instruments available for sale	4,479	(118)	4,361	6,220	3,746	9,966
Foreign transaction Hedges	(23,976)	1,468	(22,508)	49,824	(627)	49,197
Cash flow hedges	2,655	—	2,655	(127)	—	(127)
Exchange Rate differences	28,461	9,065	37,526	(59,865)	(18,437)	(78,302)
Defined benefit obligations	(140)	(71)	(211)	(138)	(70)	(208)
Total	54,239	10,615	64,854	53,361	(19,521)	33,840
Income Tax
Instruments available for sale	(1,590)	(161)	(1,751)	(2,173)	(1,160)	(3,333)
Foreign transaction Hedges	6,238	(516)	5,722	(14,068)	(143)	(14,211)
Cash flow hedges	(717)	—	(717)	44	—	44
Defined benefit obligations	37	18	55	(4)	(2)	(6)
Total	3,968	(659)	3,309	(16,201)	(1,305)	(17,506)
Comprehensive Income (Loss) for the period	58,207	9,956	68,163	37,160	(20,826)	16,334

Note 22 - Interest Income and Expenses and Adjustments

This item comprises interest accrued in the period by all financial assets, the implicit or explicit performance of which is obtained by applying the effective interest rate method, independently if these are assessed at fair value, as well as of the effect from accounting hedges, the foregoing is made a part of the interest income and expenses and adjustments shown in the Interim Statement of Profits and Losses for the Period.

a.         The composition of interest income and inflation-indexing for the period January 1 to March 31, 2018 and 2017 is as follows:

	Three-Month Periods Ended March 31
	2018				2017
	Interest	Readjustments	Prepaid CoMChissions	Total	Interest	Readjustments	Prepaid CoMChissions	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Investments under agreements to repurchase	880	4	—	884	2,715	—	—	2,715
Loans and receivables to Banks	750	—	—	750	2,114	—	—	2,114
CoMChercial Loans	190,981	25,027	1,275	217,283	226,013	18,787	384	245,184
Mortgage loans	46,337	22,763	229	69,329	46,508	15,704	3	62,215
Consumer loans	90,468	265	534	91,267	88,751	—	352	89,103
Financial Investments	24,782	5,737	—	30,519	14,150	1,281	—	15,431
Other Interest Income and adjustments	2,070	16	—	2,086	2,161	16	—	2,177
Gain (loss) from accounting hedges	(2,575)	—	—	(2,575)	(431)	—	—	(431)
Total	353,693	53,812	2,038	409,543	381,981	35,788	739	418,508

b.         For the three-month periods ended, the breakdown of interest expenses and adjustments is as follows:

	Three-Month Periods Ended March 31
	2018			2017
	Interest	Readjustments	Total	Interest	Readjustments	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(12,247)	(38)	(12,285)	(19,639)	(38)	(19,677)
Investments under agreements to repurchase	(7,171)	—	(7,171)	(8,368)	—	(8,368)
Deposits and time deposits	(94,645)	(4,473)	(99,118)	(118,432)	(4,562)	(122,994)
Borrowings from banks	(16,403)	(77)	(16,480)	(10,578)	—	(10,578)
Debt instruments issued	(47,781)	(26,149)	(73,930)	(52,333)	(20,148)	(72,481)
Other financial obligations	(103)	—	(103)	(47)	—	(47)
Other Interest expenses and adjustments	(196)	(1,066)	(1,262)	(182)	(304)	(486)
Gain (loss) from accounting hedges	(2,127)	—	(2,127)	(6,335)	—	(6,335)
Total	(180,673)	(31,803)	(212,476)	(215,914)	(25,052)	(240,966)

For purposes of the Statement of Cash Flows, the net amount of interest and adjustments for March 2018 is MCh $197,067 (MCh$177,542 in March 2017).

Note 23 - Income and Expenses for Commissions

This item comprises the amount of all commissions accrued and paid in the period, except for those that form an integral part of the effective interest rate of the financial instruments, corresponds mainly to the following items:

a)                 Income for Commissions:

This item includes the financial income of the period corresponding to remunerations accrued as a consequence of the services rendered by the entity and its subsidiaries mainly with regard to the following items:

	Three-Month Period Ended March 31
	2018	2017
	MCh$	MCh$
Income for Commissions
Commissions on lines of credit and overdrafts	1,618	949
Commissions on guarantees and letters of credit	3,327	3,470
Commissions on credit card services	17,972	15,701
Commissions on account administration	2,406	3,232
Commissions on collections, billings and payments	5,134	7,071
Commissions on brokerage and management of securities	2,681	3,116
Commissions on investments in mutual funds and others	6,048	6,673
Insurance brokerage fees	9,005	6,210
Financial advisory	4,947	1,912
Commissions on student loan credits	1,262	1,152
Commissions on loan transactions	326	362
Commissions on mortgage loans	399	250
Other fees for rendered services	1,959	3,911
Other commissions earned	838	1,055
Total income from services fees	57,922	55,064

b)                 Expenses for Commissions:

This item includes expenses for commissions accrued during the year for operations, with regard to the following items:

	Three-Month Period Ended March 31
	2018	2017
	MCh$	MCh$
Commission expenses
Fees for credit card transactions	(8,627)	(8,910)
Commissions on securities transactions	(967)	(1,077)
Commissions paid for foreign trade transaction	(505)	(224)
Commissions paid for customer loyalty program benefits	(615)	(727)
Commissions paid for loan services to customers	(646)	(667)
Commissions on payroll deduction agreement	—	(142)
Other commissions paid	(776)	(1,216)
Total Expenses for Commissions	(12,136)	(12,963)

Commissions earned on loans with letters of credit are recorded in the Interim Consolidated Statement of Income under “Interest income and adjustments”.

Note 24 - NET TRADING AND INVESTMENT INCOME

This item includes the amount of adjustments for variation of financial instruments, except those attributable to interest accrued by applying the effective interest rate method of asset value adjustments, as well as the results obtained in the purchase and sale thereof.

Net Trading and investment income recognized on the Interim Consolidated Statements of Income for the years was as follows:

	Three-Month Period Ended March 31
	2018	2017
	MCh$	MCh$
Trading instruments (securities)	1,337	20,069
Trading instruments (derivatives)	(39,578)	(12,488)
Sale of credit portfolio	47	16
Financial assets available-for sale	4,256	4,255
Income from ineffective hedges	—	26
Loss from repurchase fixed-term deposit own issuance	(23)	(73)
Others	2,174	1,052
Total	(31,787)	12,857

Note 25 - Net Foreign Exchange Income (Losses)

This item includes the income earned from foreign currency trading, the differences arising from converting monetary items in a foreign currency to the functional currency and those generated by non-monetary assets in foreign currency at the time of their disposal. Net foreign exchange profits (losses) as of the closing date of the period are broken down as follows:

	Three-Month Period Ended March 31
	2018	2017
	MCh$	MCh$
Net gains (losses) of foreign currency exchange
Net gains (losses) of foreign currency exchange positions	58,817	18,687
Other foreign currency exchange gains (losses)	807	394
Subtotal	59,624	19,081
Gains (losses) of exchange rate readjustments
Adjustment to loan to customers	(19)	(8)
Adjustment to investment instruments	(168)	(74)
Adjustments to other liabilities	237	213
Net gains (losses) on foreign currency hedging derivatives	(11,800)	(3,874)
Subtotal	(11,750)	(3,743)
Total	47,874	15,338

Note 26 - Provisions for Loan Losses

The changes in provision for loan losses recorded from January to March 2018 and 2017 are summarized as follows:

	Three-Month Periods Ended March 31, 2018
							Minimum
	Loans and	Loans and receivables from Customers					provision
	receivables from banks	CoMChercial Loans	Mortgage loans	Consumer loans	Contingent Credits	Additional allowances	normal portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Established Provision:
Individually Evaluated	(53)	(26,495)	—	—	(1,964)	—	—	(28,512)
Collectively Evaluated	—	(12,684)	(6,882)	(67,561)	(217)	—	—	(87,344)
Income (Loss) for established provisions	(53)	(39,179)	(6,882)	(67,561)	(2,181)	—	—	(115,856	)(*)
Provision release:
Individually Evaluated	13	23,810	—	—	1,606	—	—	25,429
Collectively Evaluated	—	3,422	4,115	21,696	260	—	—	29,493
Income (Loss) for released provisions	13	27,232	4,115	21,696	1,866	—	—	54,922	(*)
Recovery of assets previously written-off	—	3,355	412	4,680	—	—	—	8,447
Net Result	(40)	(8,592)	(2,355)	(41,185)	(315)	—	—	(52,487)

	Three-Month Periods Ended March 31, 2017
							Minimum
	Loans and	Loans and receivables from Customers					provision
	receivables from banks	CoMChercial Loans	Mortgage loans	Consumer loans	Contingent Credits	Additional allowances	normal portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Established Provision:
Individually Evaluated	(77)	(98,574)	—	—	(4,331)	—	—	(102,982)
Collectively Evaluated	—	(10,449)	(4,887)	(53,851)	(349)	—	—	(69,536)
Income (Loss) for established provisions	(77)	(109,023)	(4,887)	(53,851)	(4,680)	—	—	(172,518	)(*)
Provision release:
Individually Evaluated	101	75,844	—	—	3,762	—	—	79,707
Collectively Evaluated	—	2,774	2,225	16,383	201	—	—	21,583
Income (Loss) for released provisions	101	78,618	2,225	16,383	3,963	—	—	101,290	(*)
Recovery of assets previously written-off	—	2,438	350	3,760	—	—	—	6,548
Net Result	24	(27,967)	(2,312)	(33,708)	(717)	—	—	(64,680)

(*) The amounts disclosed in the Interim Consolidated Statements of Cash Flows are broken down below:

	03/31/2018	03/31/2017
	MCh$	MCh$
Charge to income for provisions recognized	115,856	172,518
Credit to income for provisions used	(54,922)	(101,290)
	60,934	71,228

Note 27 - Personnel Salaries Expenses

Personnel salary expenses for the three-month periods ended March 31, 2018 and 2017, are broken down as follows:

	2018	2017
	MCh$	MCh$
Personnel remuneration	(41,885)	(41,935)
Bonus or gratifications	(18,135)	(16,608)
Seniority compensation	(3,745)	(2,748)
Training expenses	(208)	(254)
Life and health insurance	(902)	(556)
Other personnel expenses	(5,774)	(4,793)
Total	(70,649)	(66,894)

Note 28 - Administration Expenses

For the three-month periods ended of March 31, 2018 and December 31, 2017, the composition of this item is as follows:

	2018	2017
	MCh$	MCh$
Maintenance and repair of fixed assets	(7,630)	(8,667)
Office rental	(9,268)	(9,076)
Equipment rentals	(631)	(630)
Insurance premiums	(5,539)	(5,225)
Office supplies	(411)	(256)
IT and coMChunications expense	(12,734)	(6,900)
Lighting, heating and other services	(1,016)	(1,257)
Supervisory Service and transportation of securities	(1,119)	(1,447)
Representation and staff traveling expenses	(1,028)	(581)
Legal and notarial costs	(3,203)	(2,381)
Technical report fees	(2,933)	(2,726)
Professional services fees	(483)	(561)
Securities classification fees	(172)	(209)
Fines applied by other bodies	(125)	(7)
ATM comprehensive management	(1,082)	(1,850)
Postage and mailing expenses	(594)	(330)
Internal events	(161)	(144)
donations	—	(84)
Retained Services	(1,704)	(3,216)
Miscellaneous contributions	(16)	(16)
CoMChercial Programs	(121)	—
Credit Card Management	(739)	(1,726)
Other administrative expenses	(3,207)	(2,557)
Subtotal	(53,916)	(49,846)
Outsourced services	(6,717)	(6,832)
Data processing	(4,024)	(4,261)
Sales	(217)	(146)
Credit evaluation	—	(3)
Others	(2,476)	(2,422)
Expenses of the board of directors	(338)	(380)
Remuneration of the board of directors.	(338)	(380)
Marketing and advertising	(3,162)	(2,940)
Taxes and contributions	(10,021)	(11,761)
Real estate contributions	(77)	(42)
Patents	(371)	(687)
Other taxes (*)	(7,564)	(9,020)
Contributions to SBIF	(2,009)	(2,012)
Total	(74,154)	(71,759)

(*) This amount primarily corresponds to taxes other than income taxes that affect Banco Itaú Corpbanca Colombia and its Subsidiaries (Colombian segment). They are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

Note 29 - Depreciation, Amortizations and Impairments

a.         Depreciation and amortization expenses charged to income (loss) for the three-month periods ended March 2018 and 2017 were as follows:

		2018	2017
		MCh$	MCh$
Depreciation and amortizations
Depreciation of property, plant and equipment	13	(4,687)	(4,513)
Amortization of intangible assets	12	(15,296)	(15,685)
Total		(19,983)	(20,198)

b.         Impairment:

For the three-month period ended March 31, 2018 and December 31, 2017, the composition of this item is as follows:

		2018	2017
		MCh$	MCh$
Impairment of financial investments available-for-sale		—	—
Impairment of financial investments held-to-maturity		—	—
Subtotal financial assets		—	—
Impairment of property, plant and equipment	13	—	—
Impairment of goodwill and intangibles	12	—	—
Subtotal Non-financial assets		—	—
Total		—	—

At the end of each reporting period, the Bank will evaluate whether there is any indication of impairment of property, plant and equipment, intangibles and goodwill gathered under Cash Generating Unit (CGU). Should any such indication exist, or when impairment testing is required, the Bank will estimate the recoverable amount (RA) of its CGU.

The Bank has defined two CGUs:  CGU Chile24 and CGU Colombia25, These CGUs were defined based on their main geographic areas. Their cash flow generation and performance are analyzed separately by senior management because their contributions to the consolidated entity may be identified independently.  It is worth mentioning that these CGUs are consistent with the Bank’s operating segments (see Note 4).

24 UGE Chile includes Banco Itaú Corpbanca and its Chilean subsidiaries plus the New York branch.

25 UGE Colombia includes Banco Itaú Corpbanca Colombia and its Colombian subsidiaries plus Itaú Corredor de Seguros Colombia S.A.

Note 29 - Depreciation, Amortizations and Impairments, continued

a)             Financial assets

Banco Itaú-Corpbanca and its Subsidiaries evaluate at the end of each period if there is objective evidence of any financial asset or a group of them impaired in their values. A financial asset or group of assets is considered impaired in its value only if there is objective evidence of impairment of that value as a result of one or more events that occurred after the initial recognition of the asset, and provided always that the event that causes the loss has an impact on the estimated future cash flows of the financial asset or group of financial assets, and, that impact may be reliably estimated. Evidence of a deterioration in value could include, among others, indications such as that the debtors or a group of debtors are undergoing significant financial difficulties, the default or delay in debt payments of principal or interest, the probability that they may be declared in bankruptcy or take another form of financial reorganization, or any observable data that indicate the existence of a possible measurable decrease in the estimated future cash flows.

b)             Non-financial assets

The carrying amounts of these assets, evaluated in accordance with IAS 36 “Impairment of Assets”, are reviewed regularly or at least on each closing date of the reporting period to determine whether there are any impairment indications. If there are such indications, then the amount to be recovered from the asset is estimated. The recoverable amount of an asset is the higher value between the fair value less the costs of sale, either of an asset or a cash generating unit (CGU), and its value in use. This recoverable amount will be determined for an individual asset, unless the asset does not generate cash flows that are substantially independent of the cash flows of other assets or group of assets.

The foregoing also includes the annual verification of the impairment of each intangible asset with an indefinite useful life, as well as intangible assets that are not yet available for use, comparing their carrying amount with their recoverable amount. This impairment test may be carried out at any time within the annual period, provided that it is carried out on the same date each year, in accordance with the provisions of IAS 36. The impairment verification of the different intangible assets may be carried out on different dates. However, if said intangible asset had been initially recognized during the current annual period, its value impairment will be verified before the end of it.

In this same sense, goodwill impairment is determined by evaluating the recoverable amount of each CGU or CGU group to which it relates. When the CGU recoverable amount is less than its carrying amount, an impairment loss is recognized; the goodwill acquired (generated) in a business combination will be distributed from the date of acquisition, between each of the CGUs or CGU group of the acquiring entity, which is/are expected to benefit from the synergies of the business combination, regardless of other assets or liabilities of the acquired entity be assigned to those units or groups of units. Impairment losses related to goodwill may not be reversed in future periods.

When assessing whether there is any indication that the value of an asset may have been impaired, an entity shall consider, at least, the following.

External sources of information:

a)             Significant decrease in the market value of the asset which decreased during the period significantly more than what it would be expected as a result of the passage of time or its regular use.

b)             Adverse legal, economic, technological or market environmental conditions.

c)              Increase in interest rates.

d)             Market value of the equity lower than the equity book value.

Note 29 - Depreciation, Amortizations and Impairments, continued

Internal sources of information that indicate signs of deterioration:

a)             Evidence of obsolescence or physical deterioration of an asset.

b)             Plans of discontinuation or restructuring of the operation to which the asset belongs, plans to dispose of the asset before the expected date, and the reconsideration as finite of the useful life of an asset, instead of indefinite.

c)              Decrease or expectations of decrease in asset performance.

Upon the objective existence of impairment, the carrying amount of an asset will be abated until it reaches its recoverable amount if, and only if, this recoverable amount is lower than the carrying amount. This reduction is a loss due to impairment of value.

The impairment loss is recognized immediately in the profit or loss for the period, unless the asset is accounted for by its reassessed value in accordance with another standard. Any impairment loss on the revalued assets will be treated as a decrease in the revaluation made in accordance with such other standard. When the estimated amount of an impairment loss is greater than the carrying amount of the asset to which it relates, the entity recognizes a liability if, and only if, it is bound to do so by another regulation. After the recognition of an impairment loss, the asset depreciation charges shall be adjusted in future periods, in order to distribute the revised carrying amount of the asset, less its potential residual value systematically throughout its remaining useful life.

If an impairment loss is recognized, the related deferred tax assets and liabilities will be also determined by comparing the revised carrying amount of the asset with its tax base in accordance with IAS 12 “Income Taxes”.

Note 30 - Related Party Transactions

In accordance with the provisions set forth in the Chilean General Banking Law and the instructions issued by the Chilean Superintendency of Banks and Financial Institutions, related parties are those individuals or corporations related to the ownership or management of the Institution either directly or through third parties.

Article 89 of the Ley de Sociedades Anónimas (Chilean Stock Corporation Law), which also applies to Banks, establishes that any transaction with a related party must be carried out on an arm’s length basis.

In the case of sociedades anónimas abiertas (publicly-held companies) and their Subsidiaries, transactions with related parties involve any negotiation, act, contract or transaction in which the company must intervene; the following are considered as parties related to them: those entities of the corporate group to which the company belongs; the corporations that, with respect to the company, have the status as parent, controlling entity, affiliate, subsidiary; the Directors, Managers, Administrators, Chief Executive Officers or Liquidators of the company, acting in their own names or on behalf of individuals other than the company, and their respective spouses or their relatives up to the second degree of consanguinity, as well as any entity controlled either directly or indirectly, through any of them; and any person who either acting individually or jointly with others with whom it has executed a joint operation agreement, may appoint at least one member of the management of the company or controls 10% or more of its capital stock, with the right to vote, in the case of a sociedad por acciones (stock corporation);  those established by the bylaws of the company, or justifiably identified by the Directors’ Committee; and those in which it has acted as Director, Manager, Administrator, Chief Executive Officer or Liquidator of the company, during the last eighteen months. Article 147 of the Ley de Sociedades Anónimas (Chilean Stock Corporation Law) sets forth that a sociedad anónima abierta (publicly held company) may only carry out transactions with related parties when they are intended to contribute to the corporate interest, are adjusted in the price, terms and conditions to those prevailing in the market at the time of their approval and comply with the requirements and the procedure indicated by it. Moreover, Article 84 of the Chilean General Banking Law establishes limits for the loans that may be granted to related parties and the prohibition to grant loans to the Directors, Managers or General Attorneys of the Bank.

a.                  Loans granted to related parties

Loans granted to related parties as of March 31, 2018 and December 31, 2017 are as follows:

	03/31/2018			12/31/2017
	Production Companies	Investment Companies	Individuals	Production Companies	Investment Companies	Individuals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Other loans and receivables
Commercial Loans	92,885	83,399	3,750	113,202	79,715	3,730
Mortgage loans	—	—	19,693	—	—	19,273
Consumer loans	—	—	5,258	—	—	5,081
Gross Loans	92,885	83,399	28,701	113,202	79,715	28,084
Loan provision	(903)	(5,405)	(105)	(1,627)	(5,252)	(96)
Net Loans	91,982	77,994	28,596	111,575	74,463	27,988
Contingent Credits	11,123	14,947	8,666	13,039	13,658	7,990
Provisions on contingent credits	(16)	(300)	(12)	(35)	(298)	(11)
Net contingent loans	11,107	14,647	8,654	13,004	13,360	7,979

Note 30 - Transactions with Related Parties, continued

b.                  Other transactions with Related Parties

For the three-month periods ended March 31 2018 and 2017, and December 31, 2017, the Bank entered into the following transactions with related parties for amounts in excess of 1,000 Unidades de Fomento:

		03/31/2018			12/31/2017	03/31/2017
		Balances of accounts receivable	Effect on results		Balances of accounts receivable	Effect on results
		(payable)	Income	Expenses	(payable)	Income	Expenses
Corporate name	Description	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Redbanc S.A.	ATM comprehensive management	—	—	824	—	—	674
Transbank S.A.	Credit Card Management	—	—	4,738	—	—	2,284
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurance policies	—	168	235	—	—	483
Corp Research S.A.	Administrative consulting	—	—	76	—	—	75
Recuperadora de Créditos Ltda.	Collection Services	—	—	—	—	—	176
Itaú Chile Inv. Serv. y Administración S.A.	leases	—	—	67	—	—	114
VIP Asesorias y Servicios Integrales Ltda.	Advisory	—	—	51	—	—	53
Promoservice S.A.	Promotion services	—	—	—	—	—	171
Comder Contraparte Central S.A	Bank services	—	—	—	—	—	91
Operadora de Tarjeta de Crédito Nexus S.A.	Credit Card Management	—	—	795	—	—	481
Bcycle Latam SPA	Other services	—	—	—	—	—	552
Inmobiliaria Edificio Corpgroup S.A.	Office rent and coMChon expenses	—	—	1,028	—	—	713
Hotel Corporation of Chile S.A.	Accomodations, events	—	—	57	—	—	53
Combanc S.A.	Data transmission services	—	—	83	—	—	31
Corp Group Holding Inversiones Limitada	Advisory	—	—	34	—	—	66
SMU S.A., Rendic Hnos. S.A.	ATM space rentals (See Note 15)	7,401	—	—	7,960	—	555
INVERSIONES CORP GROUP INTERHOLD LIMITADA.,	Administrative consulting	—	—	948	—	—	601
Everis Chile S.A.	Advisory	—	—	280	—	—	—
CAI Gestión Inmobiliaria	Casas Comerciales (Large Stores)	—	—	34	—	—	—

These transactions were carried out at normal market prices prevailing on the date of the transactions.

c.                   Donations:

		Effect on Income (Expenses)
		03/31/2018	03/31/2017
Corporate name	Description	MCh$	MCh$
Fundación Corpgroup Centro Cultural	donations	589	327
Fundación Descúbreme	donations	96	59
Fundación Itaú	donations	76	84

Note 31 - Financial Assets and Liabilities Measured at Fair Value

This disclosure was prepared based on the application of the local regulatory guidelines stated in Chapter 7-12 “Fair value of financial instruments” of the SBIF and IFRS 13 “Fair value measurement”. These standards have been applied to both financial assets and non-financial assets measured at fair value (recurring and non-recurring).

The following section details the main guidelines and definitions used by the Group:

Fair value: The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal26 or most advantageous27 market and is not forced (i.e. it does not consider factors specific to the Group that may influence a real transaction).

Market participants: Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

a.   They are independent of each other, i.e. they are not related parties as defined in IAS 24, “Related Party Disclosures,” although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.

b.   They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.

c.   They are able to enter into a transaction for the asset or liability.

d.   They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

Fair value measurement: When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

Aspects of the transaction: A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability.

Market participants: The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest.

Prices: Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

26 The market with the greatest volume and level of activity for the asset or liability.

27 The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

Note 31.- Financial Assets and Liabilities Measured at Fair Value, continued

Highest and best use of non-financial assets: The fair value measurement of these assets takes into account the market participant’s ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

Group’s own liabilities and equity instruments:  The fair value measurement assumes that these items are transferred to a market participant on the date of measurement.  The transfer of these items assumes that:

a.              A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation.  The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.

b.              An entity’s own equity instrument would remain outstanding and the market participant transferee would undertake the rights and responsibilities associated with the instrument.  The instrument would not be canceled or otherwise extinguished on the measurement date.

Default Risk. The fair value of a liability reflects the default risk. This risk includes, but is not limited to, the entity’s own credit risk.  This risk is assumed to be the same before and after the liability is transferred.

Initial recognition.  When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price).  In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price).  Entities do not necessarily sell assets at the prices paid to acquire them.  Likewise, they do not necessarily transfer liabilities at the price received to assume them.

Valuation techniques The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.  The following approaches are highlighted, the first two being the ones most used by the group:

a.         Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g., a business).

b.         Income approach.  Converts future amounts (e.g., cash flows or income and expenses) to a single current (i.e., discounted) amount. The fair value measurement is determined based on the value indicated by the current market expectations about such future amounts.

c.          Cost approach.  Reflects the amount that would be currently required to replace the service capacity of an asset (often referred to as current replacement cost).

Present value techniques: Technique to adjust the discount rate and expected cash flows (expected present value).  The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Components of the present value measurement. The present value is the tool used to link future amounts (e.g., cash flows or values) to a present amount using a discount rate.  A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants on the measurement date.

a.         An estimate of future cash flows for the asset or liability being measured.

b.         Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.

Note 31.- Financial Assets and Liabilities Measured at Fair Value, continued

b.   Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.

c.   The time value of money, represented by the rate on risk-free monetary  assets with maturity dates or terms of duration which coincide with the period  covered by the cash flows and pose neither uncertainty in timing nor risk of  default to the holder (i.e. a risk-free interest rate).

d.   The price for bearing the uncertainty inherent in the cash flows (i.e. a risk premium).

e.   Other factors that market participants would take into account in such circumstances.

f.    For a liability, the non-performance risk relating to that liability, including the entity’s (i.e. the debtor’s) own credit risk.

Fair value hierarchy: Gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Determination of the fair value of financial instruments

The following table summarizes the fair values of the Bank’s main financial assets and liabilities as of March 31, 2018 and 2017 including those that are not recorded at fair value in the Interim Consolidated Statement of Financial Position.

		03/31/2018		12/31/2017
		Book Value	Estimated Fair Value	Book Value	Estimated Fair Value
	Note	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	994,862	994,862	964,030	964,030
Cash in the process of collection	5	628,724	628,724	157,017	157,017
Trading securities	6	23,513	23,513	415,061	415,061
Repurchase agreements and securities loans	7	177,991	177,991	28,524	28,524
Financial derivative contracts		1,204,332	1,204,332	1,248,775	1,248,775
Loans and receivables from banks	8	58,378	58,378	70,077	70,077
Loans and receivables from Customers	9	19,923,231	20,097,587	19,731,666	19,893,448
Financial Assets available for sale	10	2,780,391	2,780,391	2,653,066	2,653,066
Financial Assets held-to-maturity	10	309,086	310,352	202,030	201,283
LIABILITIES
Current Accounts and other demand deposits	16	4,113,471	4,113,471	4,141,667	4,141,667
Cash in the process of collection	5	621,083	621,083	109,496	109,496
Repurchase agreements and securities loans	7	581,240	581,240	420,920	420,920
Time Deposits and savings accounts	16	10,126,911	10,151,399	10,065,243	10,099,251
Financial derivative contracts		1,066,313	1,066,313	1,095,154	1,095,154
Borrowings from banks	17	2,364,556	2,377,172	2,196,130	2,216,507
Debt instruments issued	18	5,731,623	6,027,050	5,950,038	6,185,043
Other financial obligations	18	14,214	14,214	17,066	17,066

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group’s profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

Note 31.- Financial Assets and Liabilities Measured at Fair Value, continued

The following section describes the methods used to estimate fair value:

a.                  Fair Value Measurements of assets and liabilities only for disclosure purposes (Non-recurring):

		Measurement at fair value of items on NON recurring basis
		03/31/2018	12/31/2017
	Note	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	994,862	964,030
Cash in the process of collection	5	628,724	157,017
Repurchase agreements and securities loans	7	177,991	28,524
Loans and receivables from banks	8	58,378	70,077
Loans and receivables from Customers		20,097,587	19,893,448
Financial Assets held-to-maturity		310,352	201,283
		22,267,894	21,314,379
LIABILITIES
Current Accounts and other demand deposits	16	4,113,471	4,141,667
Cash in the process of collection	5	621,083	109,496
Repurchase agreements and securities loans	7	581,240	420,920
Time Deposits and savings accounts		10,151,399	10,099,251
Borrowings from banks		2,377,172	2,216,507
Debt instruments issued		6,027,050	6,185,043
Other financial obligations	18	14,214	17,066
		23,885,629	23,189,950

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their book value given their short-term nature. These items include:

•                                Cash and deposits in banks

•                                Cash in the process of collection

•                                Investments under agreements to resell

•                                Current accounts and demand deposits

•                                Other financial obligations

Loans

The fair value of loans is determined using a discounted cash flow analysis. In the case of mortgage loans and consumer loans, the cash flows were discounted by using the effective average placement rate of the last month of the reporting period for each type of product. The fair value of commercial loans is determined using a discounted cash flow analysis, using a risk-free interest rate adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on variables observable in the market and the Group’s policies for qualitative and quantitative credit risk methodologies.

This methodology was applied to:

•                                Loans and receivables from banks

•                                Loans and receivables from customers

Note 31.- Financial Assets and Liabilities Measured at Fair Value, continued

Financial instruments held to maturity

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers.

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

•             Time deposits and saving accounts

•             Borrowings from financial institutions

•             Debt issued

b.                  Fair Value Measurement of financial assets and liabilities for recording purposes (recurring):

	Measurement at fair value of items on a recurring basis
	03/31/2018	12/31/2017
	MCh$	MCh$
ASSETS
Trading securities	23,513	415,061
Chilean Central Bank and Government securities	10,921	7,126
Other securities issued locally:	3	5
Foreign government and central bank instruments	3,451	381,262
Other securities issued abroad	5,659	8,147
Mutual funds Investments:	3,479	18,521
Financial Assets available for sale	2,780,391	2,653,066
Chilean Central Bank and Government securities	1,587,216	1,783,877
Other securities issued locally:	23,175	147,762
Foreign government and central bank instruments	539,559	420,687
Other securities issued abroad	630,441	300,740
Financial derivative contracts	1,204,332	1,248,775
Forward .	216,534	316,867
Swaps	987,014	930,745
Call Options	281	419
Put Options	472	709
Futures	31	35
Total	4,008,236	4,316,902

LIABILITIES
Financial derivative contracts	1,066,313	1,095,154
Forward .	243,896	333,481
Swaps	820,727	759,216
Call Options	132	87
Put Options	1,558	2,370
Total	1,066,313	1,095,154

Note 31.- Financial Assets and Liabilities Measured at Fair Value, continued

Financial Instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

•                                Trading portfolio

•                                Financial instruments available for sale

Financial derivatives contracts

The estimated fair value of derivative instruments is calculated using prices quoted in the market for financial instruments with similar characteristics. Therefore, the methodology recognizes the credit risk of each counterparty. The adjustment is internationally known as the counterparty risk, which consists of an adjustment for debtor risk (credit value adjustment or “CVA”) and for creditor risk (debit value adjustment or “DVA”). The sum of these adjustments gives the effective counterparty risk that the derivative contract must have. This adjustment is periodically recorded in the financial statements. As of March 31, 2018, the portfolio of derivative contracts both in Chile and Colombia have an aggregate effect of (MCh$50,669), broken down as follows:

	CVA
	03/31/2018	12/31/2017
	MCh$	MCh$
Derivatives held for hedging	10	(2)
Fair Value	14	(11)
Currency Forwards	—	—
Currency Swaps	15	(5)
Interest Rate Swaps	(1)	(6)
Cash Flow	1	1
Currency Forwards	—	(1)
Currency Swaps	—	—
Interest Rate Swaps	1	2
Foreign investment	(5)	8
Currency Forwards	(5)	8
Currency Swaps	—	—
Interest Rate Swaps	—	—
Derivatives held for trading	(50,679)	(53,396)
Currency Forwards	(276)	(258)
Interest Rate Swaps	(40,663)	(42,829)
Currency Swaps	(9,740)	(10,244)
Currency call options	—	—
Currency put options	—	(65)
Total financial derivatives	(50,669)	(53,398)

Note 31.- Financial Assets and Liabilities Measured at Fair Value, continued

c.                   Fair value hierarchy

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for their valuation.

•   Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. The inputs required to value the instruments in this category are available daily and directly used.

In the case of currencies, shares, and mutual funds, prices are directly observed in over-the-counter (“OTC”) markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, a price provider is used, which corresponds to a public quotation (prices are used by most financial institutions in Chile). This provider uses comparative prices which are defined under the criterion of similarity in duration, currency and if they are traded equivalently on a daily basis. The valuation technique used for these instruments is identical to the one used by the Santiago Stock Exchange, which is a standard and international methodology. This methodology uses the rate of internal return to discount the cash flows of the instrument.

Level 2: the specific instrument does not have daily quotes. However, market transactions or information for instruments with similar characteristics and features can be observed in (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). Although the inputs are not directly observable, observable inputs are available with the required frequency.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics issued by entities with a similar risk profile. The income approach is used, which consist in converting future amounts to present amounts.

For derivative instruments within this category, quotes from over-the-counter (“OTC”) transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the cash flows of an instrument or the price volatility of an asset. Finally, cash flows are discounted.

The Black and Scholes model is used for options based on prices provided by brokers in the OTC market.

For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and creates market curves for use in the final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

Note 31.- Financial Assets and Liabilities Measured at Fair Value, continued

•   Level 3: inputs are unobservable inputs for the asset or liability. This level is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for assets or liabilities as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category.

Due to the lack of liquidity of the active banking rate (“TAB”), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the Interest Rate Swap with the greatest market depth.

In addition, the Bank develops American forwards to meet its customers’ needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, widely used by the financial services industry.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. Also, the parameters of the model are very stable.

The table below summarizes the portfolio impacts as a consequence of the recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

03/31/2018

Calibration Impact in MCh$	Total	USD-CLP Exchange Rate Volatility	TAB 30	TAB 90	TAB 180	TAB 360
American Forward USD-CLP	—	—	—	—	—	—
Basis TAB CLP	271	—	148	40	79	5
Basis TAB CLF	37	—	—	—	29	8
Total	308	—	148	40	108	13

12/31/2017

Calibration Impact in MCh$	Total	USD-CLP Exchange Rate Volatility	TAB 30	TAB 90	TAB 180	TAB 360
American Forward USD-CLP	—	—	—	—	—	—
Basis TAB CLP	292	—	157	46	84	5
Basis TAB CLF	38	—	—	—	30	8
Total	330	—	157	46	114	13

Note 31. - Financial Assets and Liabilities Measured at Fair Value, continued

The following table summarizes the fair value hierarchy for the Group’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
1	Currencies	Not Applicable	OTC, Bloomberg	Directly observable price.
	Shares	Various	Stock Exchange	Directly observable price.
	Mutual Funds	Asset Managers	CMF (formerly SVS)	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Stock Exchange	Internal rate of return (“IRR”) based on prices.
2	Derivatives	Not Applicable	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market instruments	Chilean Central Bank and Chilean Treasury	Stock Exchange	Interest rate curves based on prices.
	Money market instruments	Banks	Stock Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing provider	Interest rate curves based on correlations, spreads, interpolations, etc.
3	Derivatives, active banking rate (TAB)	Not Applicable	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	Not Applicable	Bloomberg	Black and Scholes with inputs from European options.

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for March 31, 2018 and December 31, 2017.

Note 31. - Financial Assets and Liabilities Measured at Fair Value, continued

			Measurement at fair value of instruments on a recurring basis using:
03/31/2018	Note	Fair Value	Market value of the asset for identified assets (Level1)	Other observable significant inputs (Level 2)	Non- observable significant inputs (Level 3)
		MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	6	23,513	17,851	5,662	—
Chilean Central Bank and Government securities		10,921	10,921	—	—
Other securities issued locally:		3	—	3	—
Foreign government and central bank instruments		3,451	3,451	—	—
Other securities issued abroad		5,659	—	5,659	—
Mutual funds Investments:		3,479	3,479	—	—
Financial Assets available for sale	10	2,780,391	2,217,657	562,734	—
Chilean Central Bank and Government securities		1,587,216	1,587,216	—	—
Other securities issued locally:		23,175	—	23,175	—
Foreign government and central bank instruments		539,559	—	539,559	—
Other securities issued abroad		630,441	630,441	—	—
Financial derivative contracts		1,204,332	—	1,173,242	31,090
Forward.		216,534	—	216,517	17
Swaps		987,014	—	955,941	31,073
Call Options		281	—	281	—
Put Options		472	—	472	—
Futures		31	—	31	—
Others		—	—	—	—
Total		4,008,236	2,235,508	1,741,638	31,090

LIABILITIES
Financial derivative contracts		1,066,313	—	1,065,625	688
Forward.		243,896	—	243,869	27
Swaps		820,727	—	820,066	661
Call Options		132	—	132	—
Put Options		1,558	—	1,558	—
Futures		—	—	—	—
Others		—	—	—	—
Total		1,066,313	—	1,065,625	688

Note 31. - Financial Assets and Liabilities Measured at Fair Value, continued

			Measurement at fair value of instruments on a recurring basis using:
12/31/2017	Note	Fair Value	Market value of the asset for identified assets (Level1)	Other observable significant inputs (Level 2)	Non- observable significant inputs (Level 3)
		MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	6	415,061	409,197	5,864	—
Chilean Central Bank and Government securities		7,126	7,126	—	—
Other securities issued locally:		5	—	5	—
Foreign government and central bank instruments		381,262	378,636	2,626	—
Other securities issued abroad		8,147	4,914	3,233	—
Mutual funds Investments:		18,521	18,521	—	—
Financial Assets available for sale	10	2,653,066	2,505,304	147,762	—
Chilean Central Bank and Government securities		1,783,877	1,783,877	—	—
Other securities issued locally:		147,762	—	147,762	—
Foreign government and central bank instruments		420,687	420,687	—	—
Other securities issued abroad		300,740	300,740	—	—
Financial derivative contracts		1,248,775	—	1,218,247	30,528
Forward .		316,867	—	316,814	53
Swaps		930,745	—	900,270	30,475
Call Options		419	—	419	—
Put Options		709	—	709	—
Futures		35	—	35	—
Others		—	—	—	—
Total		4,316,902	2,914,501	1,371,873	30,528

LIABILITIES
Financial derivative contracts		1,095,154	—	1,094,549	605
Forward .		333,481	—	333,481	—
Swaps		759,216	—	758,611	605
Call Options		87	—	87	—
Put Options		2,370	—	2,370	—
Futures		—	—	—	—
Others		—	—	—	—
Total		1,095,154	—	1,094,549	605

Note 31.- Financial Assets and Liabilities Measured at Fair Value, continued

d.         Transfers between level 1 and 2

The following table shows the transfers of assets and liabilities between Level 1 and Level 2 during 2018:

	Measurement at fair value of instruments on a recurring basis
	Fair Value	Level 1 to 2.	Level 2 to 1
03/31/2018	MCh$	MCh$	MCh$
ASSETS
Trading securities	23,513	—	—
Financial Assets available for sale	2,780,391	—	—
Financial derivative contracts	1,204,332	—	—
Total	4,008,236	—	—
LIABILITIES
Financial derivative contracts	1,066,313	—	—
Total	1,066,313	—	—

	Measurement at fair value of instruments on a recurring basis
	Fair Value	Level 1 to 2.	Level 2 to 1
12/31/2017	MCh$	MCh$	MCh$
ASSETS
Trading securities	415,061	—	—
Financial Assets available for sale	2,653,066	—	—
Financial derivative contracts	1,248,775	—	—
Total	4,316,902	—	—
LIABILITIES
Financial derivative contracts	1,095,154	—	—
Total	1,095,154	—	—

During 2018 no assets were transferred between levels 1 and 2.

e.          Disclosures regarding level 3 assets and liabilities

Level 3 assets and liabilities are valued using techniques that require inputs not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

•                  Derivative financial instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.

•                  American forward options.

As none of these products has a market, the Bank uses valuation techniques which incorporate unobservable input.

Note 31.- Financial Assets and Liabilities Measured at Fair Value, continued

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of March 31, 2018 compared to December 31, 2017.

Level 3 Reconciliation

	Initial balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Net of purchases, sales and agreements	Transfers from level 1 or level 2	Final balance
31/03/2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	—	—	—	—	—	—
Financial Assets available for sale	—	—	—	—	—	—
Financial derivative contracts	30,528	1,783	—	(1,221)	—	31,090
Forward	53	51	—	(87)	—	17
Swaps	30,475	1,732	—	(1,134)	—	31,073
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Total	30,528	1,783	—	(1,221)	—	31,090

LIABILITIES
Financial derivative contracts	605	171	—	(88)	—	688
Forward	—	29	—	(2)	—	27
Swaps	605	142	—	(86)	—	661
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Total	605	171	—	(88)	—	688

Level 3 Reconciliation

	Initial balance	Gain (loss) recognized in profit or loss	Gain (loss) recognized in equity	Net of purchases, sales and agreements	Transfers from level 1 or level 2	Final balance
31/12/2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	—	—	—	—	—	—
Financial Assets available for sale	—	—	—	—	—	—
Financial derivative contracts	41,124	4,849	—	(15,445)	—	30,528
Forward	—	209	—	(156)	—	53
Swaps	41,124	4,640	—	(15,289)	—	30,475
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Total	41,124	4,849	—	(15,445)	—	30,528

LIABILITIES
Financial derivative contracts	1,340	(325)	—	(410)	—	605
Forward	609	(465)	—	(144)	—	—
Swaps	731	140	—	(266)	—	605
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Total	1,340	(325)	—	(410)	—	605

Note 31.- Financial Assets and Liabilities Measured at Fair Value, continued

f.           Hierarchy for remaining assets and liabilities

The following table classifies assets and liabilities measured at fair value on a non-recurring basis, in accordance with the fair value hierarchy as of March 31, 2018 and December 31, 2017.

		Measurement at fair value of items on a NON-recurring basis
		Estimated Fair Value	Market value of the asset for identified assets (Level1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)
31/03/2018	Note	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	994,862	994,862	—	—
Cash in the process of collection	5	628,724	628,724	—	—
Repurchase agreements and securities loans	7	177,991	177,991	—	—
Loans and receivables from banks	8	58,378	58,378	—	—
Loans and receivables from Customers		20,097,587	—	—	20,097,587
Financial Assets held-to-maturity		310,352	—	310,352	—
		22,267,894	1,859,955	310,352	20,097,587
LIABILITIES
Current Accounts and other demand deposits	16	4,113,471	4,113,471	—	—
Cash in the process of collection	5	621,083	621,083	—	—
Repurchase agreements and securities loans	7	581,240	581,240	—	—
Time Deposits and savings accounts		10,151,399	—	10,151,399	—
Borrowings from banks		2,377,172	2,377,172	—	—
Debt instruments issued		6,027,050	—	6,027,050	—
Other financial obligations	18	14,214	14,214	—	—
		23,885,629	7,707,180	16,178,449	—

		Measurement at fair value of items on a NON-recurring basis
		Estimated Fair Value	Market value of the asset for identified assets (Level1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (Level 3)
31/12/2017	Note	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	964,030	964,030	—	—
Cash in the process of collection	5	157,017	157,017	—	—
Repurchase agreements and securities loans	7	28,524	28,524	—	—
Loans and receivables from banks	8	70,077	70,077	—	—
Loans and receivables from Customers		19,893,448	—	—	19,893,448
Financial Assets held-to-maturity		201,283	—	201,283	—
		21,314,379	1,219,648	201,283	19,893,448
LIABILITIES
Current Accounts and other demand deposits	16	4,141,667	4,141,667	—	—
Cash in the process of collection	5	109,496	109,496	—	—
Repurchase agreements and securities loans	7	420,920	420,920	—	—
Time Deposits and savings accounts		10,099,251	—	10,099,251	—
Borrowings from banks		2,216,507	2,216,507	—	—
Debt instruments issued		6,185,043	—	6,185,043	—
Other financial obligations	18	17,066	17,066	—	—
		23,189,950	6,905,656	16,284,294	—

Note 32 - Risk Management

a.   Introduction:

As a result of their activities, the Bank and its Subsidiaries are exposed to several types of risks mainly related to the loan portfolio and financial instruments.

Risk management policies are established for the purpose of identifying and analyzing the risks faced by the Bank, setting adequate limits and controls and monitoring risks and compliance with limits.   Risk management policies and structures are reviewed regularly in order to reflect changes in the Bank’s activities.   The Bank, through its standards and procedures, aims to develop an appropriate control environment in which all associates understand their roles and responsibilities.

The following sections describe the Bank’s main business activities and policies as they relate to risk management.

Risk Management Structure:

Board of Directors

In the Bank and its Subsidiaries, the Board of Directors plays a leading role in Corporate Governance. It is responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the SBIF.  One of the principal functions of the Board of Directors is to ensure that measures are in place to monitor, evaluate and guide senior management to ensure that their actions are in line with best practices and defined risk appetite levels.   To accomplish this, a governance structure made up of various committees has been formed. These committees lay out behavioral guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank’s risks.

Audit Committee

The Audit Committee’s goal is to monitor the Bank’s internal control systems and its compliance with regulations and other internal standards.  It is also responsible for the supervision of the different aspects of maintenance, application and operation of the Bank’s internal controls, as well as for monitoring compliance with standards and procedures regulating its practices, and having an understanding of the risks that may arise from the business conducted by the Bank.

The committee is linked to the Board of Directors through the participation of at least two board members appointed by the Board of Directors itself.  Such members must report to the Board any occurrences and events analyzed by the Committee, thus holding the Bank’s board members responsible for complying with both self-control policies established and practiced by the entity as well as laws and regulations to which it is subject.

The Audit Committee must reinforce and support internal audit functions including its independence from management and serve, at the same time, as a link between the internal audit department and the independent auditors as well as between these two groups and the Board of Directors.

Note 32 - Risk Management, continued

Directors’ Committee

The Directors’ Committee’s goal is to strengthen the self-regulation of the Bank and other entities under its control, making the Board’s work more efficient through an increased supervision of management’s activities.

Moreover, it is responsible for adopting the resolutions required to protect shareholders, especially the minority shareholders, by examining executives’ compensation systems and analyzing the any background regarding the transactions referred to in title XVI of Law 18.046 and issuing a report thereon. A copy of this report will be sent to the board of directors which must read the report and approve or reject the respective transaction.

In its role as supervisor of the corporate activity, the Committee must inform the market of any violations or major corporate events as well as transactions that the company carries out with related parties of the controlling shareholder or any other type of takeovers.

Corporate Governance Committee

For the purposes of this Committee, which is aware of how difficult it is to bring together all aspects of good corporate governance under only one definition, corporate governance shall be defined as the set of bodies and institutional practices that impact a company’s decision making process, contributing to sustainable value creation in a framework of transparency, proper management, risk control and corporate responsibility towards the market.

Therefore, appropriate corporate governance in a bank must align organizational incentives and promote the rights of shareholders and other direct or indirect stakeholders.

The Corporate Governance Committee is a consultation body of the Board of Directors mainly engaged in ensuring the existence and development within the Bank of the best corporate governance practices for financial entities.  To this end, it will evaluate the current practices and policies, propose and make recommendations to the Board of Directors on improvements, amendments and adjustments that it deems appropriate and work to ensure the proper implementation and application of such corporate governance practices and policies defined by the Board of Directors of the Bank.

Executive Loan Committees

The Executive Loan Committee’s goal is to approve transactions and matters submitted to it in accordance with defined limits and procedures, ensuring application and compliance of credit risk policies defined by the Bank and in strict adherence of current regulations.

Note 32 - Risk Management, continued

Asset-Liability Committee (“ALCO”)

After the Board of Directors and its specialized committees, the Asset-Liability Committee (hereinafter also referred to as “ALCO”) is the next highest body involved in the management of the Institution’s financial policies.

The Committee’s main goal is to comply with the financial guidelines set by the Board of Directors.  In this sense, it must approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

It will consider the diverse alternatives available to make decisions that ensure the highest and most sustainable returns with financial risk levels that are compatible with the business, current regulations and internal standards.

Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee

This Committee’s main goal is to plan and coordinate activities to comply with the policies and procedures to prevent asset laundering, terrorism financing and bribery, to maintain itself informed of the work carried out by the Bank’s Compliance Officer, who has also been designated as the head of prevention in conformity with Law No. 20.393, as well as to adopt agreements to improve prevention and control measures proposed by the compliance officer.

Operational Risk Committee

This committee’s objective is to evaluate the status of critical processes that are directly related to the Bank’s Operational Risk and Internal Controls, in accordance with current Superintendency of Banks and Financial Institutions standards in order to improve any weaknesses that the Bank may present and ensure proper implementation of regulatory changes.   It is also responsible for attaining critical processes under an internal control environment that enables the Bank to operate stably and consistently, thus procuring desired levels of reliability, integrity and availability for information resources.

Compliance Committee

The Compliance Committee’s main goal is to define, promote and ensure that the conduct of all Itaú Corpbanca employees meets the highest possible standards of personal and professional excellence. Employee conduct should, at all times, be guided by the principles and values that embody our organization’s spirit, philosophy and good business practices.  It is also responsible for ensuring that the Bank’s regulatory compliance model is properly applied in accordance with the definitions set by this committee, and for maintaining itself informed of the work carried out by the compliance officer on such matters, as well as adopting agreements to improve control measures proposed by the compliance officer.

Internal Audit

The main function of Internal Audit is to support the Board of Directors and the Senior Management to independently assess the maintenance, application and proper functioning of the Bank’s internal control system, which also entails supervising compliance with rules and procedures.

Note 32 - Risk Management, continued

Code of Conduct and Market Information Manual

The purpose of such Code is to continue progressing to become the best bank and have first-rate human capital.   All associates, directors and subsidiaries must adhere to ethical standards based on principles and values designed to guide and maintain the highest possible standards.

In response to our customers’ trust and recognition, which are vital to our success, all associates and Directors should strive to retain this trust, strictly complying with the Code of Conduct.

b.   Main Risks and Requirements Affecting the Bank and its Subsidiaries:

b.1 Credit Risk

The Corporate Risk Division is responsible for identifying, analyzing and monitoring risks at the Bank.

Credit risk is the risk of potential loss faced by the Bank if a customer or counterparty in a financial instrument does not comply with its contractual obligations to the Bank.

•    Quantitative and Qualitative Disclosures on Credit Risk

For Itaú Corpbanca, proper risk management in all areas, particularly regarding credit risk, is one of the core pillars of the Bank’s portfolio management efforts, striving to maintain a proper risk/return ratio.

The Bank’s risk philosophy outlines three lines of defense: first, its business areas; second, the credit risk areas and third, the internal auditing area.

The credit risk areas are fully autonomous vis-à-vis the business areas. Their size and organizational structure are in accordance with the size of their portfolio and the complexity of their transactions.

Each Credit Risk Management area uses tools and methodologies tailored to the particular segments it serves to manage and monitor credit risk.   This allows them to properly control risk based on the size and complexity of the transactions carried out by the Bank.

The credit risk management is based on the following key elements:

•    Loan policies.

•    Loan approval processes.

•    Sound risk culture that is consistent with the Bank’s strategy.

•    Regulatory and preventative outlook on risk.

•    Human resources with considerable expertise in loan-related decision making.

•    Active participation from Credit Risk Division in the approval process, using a market segmented structure.

•    Defined monitoring and collections processes with involvement from the commercial and risk areas.

•    Dissemination of a risk culture throughout the Bank with internal and external training programs for the commercial and risk areas.

Moreover, the Bank has Credit Committees which include risk managers that determine debtor risk ratings. Over and above certain amounts, the concurrence of Bank Directors is required.

These committees define individual and group exposure levels with customers as well as mitigating conditions such as collateral, loan agreements, etc.  As part of the policies it defines that all customers must be analyzed at least once a year when the credit line is renewed or when a warning is activated, whichever occurs first.

Note 32 - Risk Management, continued

The Bank’s risk management tool divides its portfolio into the following categories:

•    Normal risk portfolio.

•    Substandard portfolio.

•    Default portfolio.

Normal Risk Portfolio

This includes debtors with payment capacity to comply normally with their obligations and commitments whose economic and financial situation shows no signs that this may change.

They are evaluated by analyzing a general parametric model with three qualitative factors (industry, shareholders and access to credit) and three quantitative financial rating parameters, which are weighted based on the Bank’s total sales.

Substandard portfolio.

This portfolio includes debtors with financial difficulties that significantly affect their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreed-upon terms, showing low flexibility to meet its financial obligations in the short term.  Among other customers, this portfolio includes debtors with recent balances between 30 and 89 days past due that can be attributed to the company’s performance.

They are evaluated by analyzing a default parametric model that includes payment behavior and also considers the impact of negative results (losses).

Default portfolio.

This portfolio consists of debtors managed by the Normalization Area, including customers with individual default ratings and all customers that have defaulted on any loan as a result of payment capacity problems, regardless of their rating.

The Rating and Asset Control area reviews compliance with this provision on a monthly basis.

Contingent Commitments

The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet. These include co-signatures and guarantees, documentary letters of credit, performance and bid bonds and commitments to grant loans, among others.

Collaterals and guarantees represent an irrevocable payment obligation.   In the event that a customer with a co-signer does not fulfill its obligations with third parties guaranteed by the Bank, this will affect the corresponding payments so that these transactions represent the same exposure to credit risk as a common loan.

The letters of credit are commitments documented by the Bank on behalf of a customer that are secured by the merchandise on board, which therefore have less risk than direct indebtedness.   Performance and bid bonds are contingent commitments that take effect only if the customer does not comply with a commitment made with a third party, secured by them.

Financial instruments

For this type of asset, the Bank measures the probability of not being able to collect from issuers using internal and external ratings such as risk rating agencies that are independent from the Bank.

Note 32 - Risk Management, continued

Maximum Exposure to Credit Risk

The following table shows the Bank’s maximum credit risk exposure by financial asset as of March 31, 2018 and December 31, 2017, for different balance sheet items, including derivatives, without deducting security interests or collateral on property or other credit enhancements received:

		Maximum Exposure
		03/31/2018	12/31/2017
	Note	MCh$	MCh$
Loans and receivables from banks	8	58,378	70,077
Loans and receivables from Customers	9	19,923,231	19,731,666
Financial derivative contracts		1,204,332	1,248,775
Repurchase agreements and securities loans	7	177,991	28,524
Financial Assets available for sale	10	2,780,391	2,653,066
Financial Assets held-to-maturity	10	309,086	202,030
Other assets	15	461,616	444,692
Contingent Credits	20	5,227,524	5,291,615
Total		30,142,549	29,670,445

For more detail on maximum credit risk exposure and concentration by type of financial instrument, see the specific notes.

Guarantees:

In order to mitigate credit risk, guarantees have been established in the Bank’s favor.  The main guarantees provided by customers are detailed as follows:

For loans to companies, the main guarantees are:

•    Machinery and/or equipment,

•    Projects under construction, buildings with specific purposes and

•    Urban plots or land.

For loans to individuals, the main guarantees are:

•    Houses

•    Apartments.

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets).

Credit Quality by Financial Asset Class

Credit quality is described in accordance with the compendium of regulations of the Chilean SBIF.  A detail by credit quality is summarized as follows:

Note 32 - Risk Management, continued

	Individual Portfolio																				Group Portfolio
	Normal Portfolio							Substandard Portfolio					Default Portfolio								Normal	Default		Total
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Portfolio	Portfolio	Total	Portfolio
31/03/2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and Account Receivables
Loans and receivables from banks	5,594	6,050	42,724	4,260	—	—	58,628	—	—	—	—	—	—	—	—	—	—	—	—	58,628	—	—	—	58,628
Allowances	2	75	173	—	—	—	250	—	—	—	—	—	—	—	—	—	—	—	—	250	—	—	—	250
% Allowances	0.04%	1.24%	0.40%	0.00%	0.00%	0.00%	0.43%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.43%	0.00%	0.00%	0.00%	0.43%
Loans and receivables from Customers
CoMChercial Loans	32,369	261,215	2,599,037	3,290,721	2,540,118	521,533	9,244,993	134,111	78,076	54,920	205,387	472,494	76,093	68,867	8,688	44,566	91,768	88,963	378,945	10,096,432	943,509	106,770	1,050,279	11,146,711
Foreign Trade Loans	—	—	147,232	229,114	141,386	12,962	530,694	16,064	7,895	5,585	30,339	59,883	10,282	4,753	12,291	—	1,063	10,406	38,795	629,372	57,004	15,006	72,010	701,382
Current account debtors	—	958	10,880	19,503	28,649	6,310	66,300	4,574	475	263	269	5,581	2,357	1,635	287	289	548	6,376	11,492	83,373	39,714	10,047	49,761	133,134
Factoring transactions	4,558	9,140	24,837	55,649	16,532	4,573	115,289	—	—	—	—	—	61	—	—	17	—	60	138	115,427	13,881	30	13,911	129,338
Students’ Loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	603,115	72,049	675,164	675,164
Leasing transactions	2,222	6,906	100,349	275,821	322,677	68,004	775,979	14,624	3,681	5,024	16,656	39,985	18,118	14,399	6,934	14,433	3,456	8,046	65,386	881,350	71,763	6,393	78,156	959,506
Other loans and receivables	5	41	568	3,420	4,252	508	8,794	168	30	87	48	333	70	249	392	32	36	834	1,613	10,740	12,340	3,322	15,662	26,402
Subtotal CoMChercial Loans	39,154	278,260	2,882,903	3,874,228	3,053,614	613,890	10,742,049	169,541	90,157	65,879	252,699	578,276	106,981	89,903	28,592	59,337	96,871	114,685	496,369	11,816,694	1,741,326	213,617	1,954,943	13,771,637
Allowances	16	325	2,925	28,326	67,065	21,778	120,435	6,216	2,450	9,098	72,877	90,641	2,140	8,990	7,148	23,735	62,966	103,217	208,196	419,272	23,693	38,581	62,274	481,546
% Allowances	0.04%	0.12%	0.10%	0.73%	2.20%	3.55%	1.12%	3.67%	2.72%	13.81%	28.84%	15.67%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	41.94%	3.55%	1.36%	18.06%	3.19%	3.50%
Housing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4,070,288	189,990	4,260,278	4,260,278
Allowances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	26,181	16,927	43,108	43,108
% Allowances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.64%	8.91%	1.01%	1.01%
Consumption	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,454,592	127,328	2,581,920	2,581,920
Allowances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	113,313	52,637	165,950	165,950
% Allowances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4.62%	41.34%	6.43%	6.43%
Total loans	39,154	278,260	2,882,903	3,874,228	3,053,614	613,890	10,742,049	169,541	90,157	65,879	252,699	578,276	106,981	89,903	28,592	59,337	96,871	114,685	496,369	11,816,694	8,266,206	530,935	8,797,141	20,613,835
Allowances	16	325	2,925	28,326	67,065	21,778	120,435	6,216	2,450	9,098	72,877	90,641	2,140	8,990	7,148	23,735	62,966	103,217	208,196	419,272	163,187	108,145	271,332	690,604
% Allowances	0.04%	0.12%	0.10%	0.73%	2.20%	3.55%	1.12%	3.67%	2.72%	13.81%	28.84%	15.67%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	41.94%	3.55%	1.97%	20.37%	3.08%	3.35%
Financial Investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	Individual Portfolio																				Group Portfolio
	Normal Portfolio							Substandard Portfolio					Default Portfolio								Normal	Default		Total
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Portfolio	Portfolio	Total	Portfolio
31/12/2017	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and Account Receivables
Loans and receivables from banks	862	42,105	23,025	4,293	—	—	70,285	—	—	—	—	—	—	—	—	—	—	—	—	70,285	—	—	—	70,285
Allowances	—	76	132	—	—	—	208	—	—	—	—	—	—	—	—	—	—	—	—	208	—	—	—	208
% Allowances	0.00%	0.18%	0.57%	0.00%	0.00%	0.00%	0.30%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.30%	0.00%	0.00%	0.00%	0.30%
Loans and receivables from Customers
CoMChercial Loans	34,371	188,865	2,651,517	3,263,945	2,423,298	593,069	9,155,065	158,313	106,093	68,175	177,854	510,435	74,550	69,410	10,162	24,072	90,249	92,470	360,913	10,026,413	980,093	109,570	1,089,663	11,116,076
Foreign Trade Loans	—	—	150,154	244,954	145,609	13,995	554,712	17,078	8,085	5,658	40,563	71,384	10,224	4,753	12,407	—	1,066	10,361	38,811	664,907	27,168	8,658	35,826	700,733
Current account debtors	633	922	13,317	25,229	24,647	5,443	70,191	4,345	640	63	514	5,562	285	223	8	1	407	2,946	3,870	79,623	48,594	11,131	59,725	139,348
Factoring transactions	27,456	9,726	17,735	50,559	18,656	3,443	127,575	598	—	—	129	727	—	—	—	—	—	169	169	128,471	12,202	65	12,267	140,738
Students’ Loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	619,152	54,926	674,078	674,078
Leasing transactions	2,186	7,059	94,226	269,425	310,915	66,536	750,347	25,076	5,783	5,271	15,388	51,518	17,507	12,523	7,198	15,559	3,945	4,840	61,572	863,437	70,641	6,711	77,352	940,789
Other loans and receivables	3	59	508	2,972	3,509	563	7,614	126	39	37	47	249	44	49	9	33	66	593	794	8,657	13,817	3,385	17,202	25,859
Subtotal CoMChercial Loans	64,649	206,631	2,927,457	3,857,084	2,926,634	683,049	10,665,504	205,536	120,640	79,204	234,495	639,875	102,610	86,958	29,784	39,665	95,733	111,379	466,129	11,771,508	1,771,667	194,446	1,966,113	13,737,621
Allowances	29	275	3,005	31,845	73,787	23,039	131,980	8,494	3,231	17,687	58,164	87,576	2,052	8,696	7,446	15,866	62,226	100,241	196,527	416,083	23,155	37,215	60,370	476,453
% Allowances	0.04%	0.13%	0.10%	0.83%	2.52%	3.37%	1.24%	4.13%	2.68%	22.33%	24.80%	13.69%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	42.16%	3.53%	1.31%	19.14%	3.07%	3.47%
Housing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,975,744	177,009	4,152,753	4,152,753
Allowances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	25,902	14,004	39,906	39,906
% Allowances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	0.65%	7.91%	0.96%	0.96%
Consumption	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,396,246	117,060	2,513,306	2,513,306
Allowances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	106,268	49,387	155,655	155,655
% Allowances	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4.43%	42.19%	6.19%	6.19%
Total loans	64,649	206,631	2,927,457	3,857,084	2,926,634	683,049	10,665,504	205,536	120,640	79,204	234,495	639,875	102,610	86,958	29,784	39,665	95,733	111,379	466,129	11,771,508	8,143,657	488,515	8,632,172	20,403,680
Allowances	29	275	3,005	31,845	73,787	23,039	131,980	8,494	3,231	17,687	58,164	87,576	2,052	8,696	7,446	15,866	62,226	100,241	196,527	416,083	155,325	100,606	255,931	672,014
% Allowances	0.04%	0.13%	0.10%	0.83%	2.52%	3.37%	1.24%	4.13%	2.68%	22.33%	24.80%	13.69%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	42.16%	3.53%	1.91%	20.59%	2.96%	3.29%
Financial Investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Note 32 - Risk Management, continued

b.2 Financial Risk

a.         Financial Risk Management Definition and Principles

While there is no single definition of financial risk, the Bank defines this risk as the possibility of an event having unexpected financial consequences for the institution.  Although this definition involves a strong adversity component, it also involves an important opportunity component.  Therefore, the purpose of financial risk management is not to eliminate this risk, but rather to limit its exposure to negative events in line with the risk appetite of the Bank’s shareholders and the regulations that govern the institution.  The main Financial Risks to which the Bank is exposed are: Market Risk, Liquidity Risk and Counterparty Risk.

I.1 Market Risk

Market risk is the exposure to economic gains or losses caused by movements in prices and market variables.  This risk stems from the activities of the trading and banking books. In the first case, it derives from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost.   The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

I.1.a) ·             Foreign Exchange Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions.  The main sources of foreign exchange risk are.

•             Positions in foreign currency (“FX”) within the trading book.

•             Currency mismatches between assets and liabilities in the banking book.

•             Cash flow mismatches in different currencies.

•             Structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso.  As a result, movements in exchange rates may generate volatility within the Bank’s income statement and equity.  This effect is known as “translation risk.”

I.1.b) Indexation Risk

Indexation risk is the exposure to changes in indexed units (e.g., “UF”, “UVR” or others) in domestic or foreign currency in which any instruments, contracts or other transactions recorded in the Statement of Financial Position may be denominated.

I.1.c) Interest Rate Risk

Interest rate risk is the exposure to movements in market interest rates.  Changes in market interest rates may affect both the price of instruments recorded at fair value and the financial margin and other gains from the banking book such as fees.  Moreover, fluctuations in interest rates also affect the Bank’s economic value.

Interest rate risk may be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value.

Note 32 - Risk Management, continued

I.1.d) Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks.  These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as exposure to changes in the price volatility of the underlying asset.

I.2) Funding Liquidity Risk

Funding Liquidity Risk is the exposure of the Bank and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy.  In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply.  In this sense, the intermediary role played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

•             the liquidation of positions, when it so decides, to occur without significant losses.

•             the commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.

•             the Bank to avoid fines or regulatory penalties for not complying with regulations.

I.3) Counterparty Risk

Counterparty Risk is the risk of loss arising from non-compliance by a given counterparty, for whatever reason, with the payment of all or part of its obligations to the Bank under contractually agreed-upon conditions.  This risk also includes a given counterparty’s inability to comply with obligations to settle derivative transactions, with a bilateral risk.

The Bank diversifies credit risk by placing concentration limits on different groups. Exposure to credit risk is evaluated using an individual analysis of the payment capacity of debtors and potential debtors to meet their obligations as and when agreed.

II) Financial Risk Management

The process of managing financial risks is an ongoing, interlinked process that begins by identifying the risks to which the institution is exposed. After that, the Bank calculates the potential impact of that exposure on its profit or loss and limits it to a desired level. This involves actively monitoring risk and studying how it evolves over time.  The risk management process may be subdivided into the following stages:

II.1) Identification of Financial Risks

The financial risk division has a highly technical team that is constantly monitoring the activities of the Bank and its subsidiaries to search for potential risks that have not been quantified and controlled.  The Bank’s treasury division serves as a first line of defense and plays an essential role in risk detection.   Itaú Corpbanca’s structure facilitates this role of identifying risks by preserving the division’s independence and ensuring active participation from management in creating/modifying products.  After a risk is identified, it is quantified to see the potential impact on value creation within the institution.

Note 32 - Risk Management, continued

II.2) Quantification and Control of Financial Risk Exposure

Once a risk has been identified, the financial risk division is responsible for mapping the risk using the appropriate quantification metrics.  The senior management and the board of directors are aware of the methods used to measure exposure and are responsible for setting the institution’s desired risk appetite levels (by business unit, associate, risk factor, area, etc.), always taking care to adhere to current regulations.  The limit setting process is the instrument used to establish the equity available to each activity.  Limit determination is, by design, a dynamic process that responds to the risk level considered acceptable by the senior management.

The Financial Risk Division requests and proposes a system of quantitative and qualitative limits and warning levels that affect liquidity and market risk; this request must be authorized by the ALCO and the Board of Directors.   Moreover, it regularly measures risk incurred, develops valuation tools and models, performs periodic stress testing, measures the degree of concentration with interbank counterparties, drafts policy and procedure handbooks and monitors authorized limits and warning levels, which are reviewed at least once per year.

The limit structure requires to carry out a process that includes the following steps:

•             Efficiently and comprehensively identify and outline the main types of financial risks incurred so that they are consistent with the running of the business and the defined strategy.

•             Quantify and communicate to business areas the risk levels and profile that senior management considers acceptable in order to avoid incurring undesired risks.

•             Give flexibility to business areas to efficiently and timely undertake financial risks based on changes in the market and business strategies, and always within the risk levels considered acceptable by the entity.

•             Enable business generators to undertake a prudent but sufficient risk level in order to achieve budgeted results.

•             Outline the range of products and underlying assets with which each treasury unit may operate, based on characteristics like the model, valuation systems and liquidity of the instruments involved, among other factors.

The metrics, by type of risk, used to quantify exposure or demonstrate that a risk has been materialized are detailed below:

II.2.a) Market Risk Metrics and Limits

Given the complexity and relevance of the portfolios managed by Itaú Corpbanca, diverse instruments have been chosen to control market risk based on the characteristics of the financial products in the Trading and Banking Books:  The following regulatory and internal metrics are used to monitor and control market risk:

Regulatory Risk Measurements for the Trading and Banking Books

The Bank measures the regulatory exposure using the standardized methodology provided by the Chilean Central Bank (Chapter III-B-2.2 “Standards on Measuring and Controlling Market Risks in Banking Companies” of the Compendium of Financial Standards) and supplemented by the SBIF (Chapter 12-21 “Standards on Measuring and Controlling Market Risks”), which is a risk measurement based on the standard methodology of the Basel Committee, which is designed to quantify exposure to market risks for the banking and trading books.

The market risk regulatory measurement in the Trading Book allows the Bank estimating its potential losses from fluctuations standardized by the regulator.  The regulatory limit is the result of adding this risk (also known as market risk exposure or “MRE”) to 10% of the credit risk weighted assets; in no case may this amount be greater than the Bank’s regulatory capital.

Note 32 - Risk Management, continued

The Bank, on an individual level, must continuously observe those limits and report to the SBIF on a weekly basis regarding its positions at risk and compliance with those limits (see regulatory report SBIF C41).  It must also monthly inform the SBIF on the consolidated positions at risk of subsidiaries and foreign subsidiaries (see regulatory report SBIF C43).

The following table shows in detail the market risk regulatory limit consumption specifically for the Trading Book as of March 31, 2018 and December 31, 2017.

Limit Consumption	03/31/03/2018	12/31/2017
Market risk exposure (MRE)	74.3%	71.3%

The regulatory risk measurement for the Banking Book (see regulatory report SBIF C40) is used to estimate the Bank’s potential losses from standardized adverse movements in interest and exchange rates.  It is important to specify that for regulatory reporting purposes, the trading book includes the interest rate risk of derivatives managed in the banking book.

The standardized regulatory report for the Banking Book (see regulatory report SBIF C40) is used to estimate the Bank’s potential economic losses from standardized adverse movements in interest rates defined by the SBIF.  Currently, limits for short-term exposure (“STE”) to interest rate and indexation risk in the Banking Book must not exceed 35% of annual operating income (last twelve month (LTM) moving period) and long-term limit consumption (“LTE”) must be less than 20% of the Bank’s regulatory capital.

The following table shows in detail the market risk regulatory limit consumption specifically for the Banking Book as of March 31, 2018 and December 31, 2017:

Limit Consumption	03/31/2018	12/31/2017
Short-term exposure to interest rate risk (STE)	52.9%	45.0%

Long-term exposure to interest rate risk (LTE)	38.9%	43.2%

Value at Risk (VaR)

•             Calculation of Historical VaR (non-parametric). This measurement provides the maximum potential economic loss at a certain confidence level and a given time horizon.  Historical VaR, as opposed to statistical or parametric VaR, is based on the observed distribution of past returns, does not need to make assumptions of probability distributions (frequently normal distribution) and, therefore, does not need a mean (assumed 0), standard deviation or correlations across returns (parameters).  The Bank uses a 99% confidence level and a time horizon of one day.

•             Calculation of volatility-adjusted Historical VaR (non-parametric). This measurement is based on the above and the profit and loss vector is adjusted according to whether it is facing a period of greater or less volatility.

The Board of Directors defines limits on the Historical VaR Value at Risk by using the volatility-adjusted historical VaR method which may be maintained, which is monitored on a daily basis.  The measurement is also subject to backtesting to verify that the effectively occurred daily losses do not exceed the VaR more than once every 100 days.  The result is daily monitored to confirm the validity of the assumptions, hypothesis and adequacy of the parameters and risk factors used in the VaR calculation.   The Bank, in turn, calculates VaR for sub/portfolios and risk factors, which allows it to quickly detect risk pockets. Since VaR does not consider stress scenarios, it is supplemented by stress testing. Specifically, the Bank uses metrics that take into account prospective, historical and standardized scenarios.

Note 32 - Risk Management, continued

Although the Value at Risk model is one of the models most frequently used by the local financial industry, like any model it has limitations that must be taken into consideration.

•             It does not take into account the expected loss in the event that the portfolio return is above the confidence level defined in the VaR; i.e., in the case of the bank, it does not reflect what happens in the remaining 1%.  This is mitigated by the stress measures detailed below.

•             It does not consider intra-day results, but only reflects the potential loss given to the current positions.

•             It does not take into account any potential changes in the dynamics of movements in market variables (i.e., potential changes in the variance and covariance matrix).

Sensitivity Measurements

Sensitivity measurements are based on estimated scenarios for positions in the trading and banking books.

Trading Book Positions by Risk Factor:

Trading book positions as of March 31, 2018 and December 31, 2017 are detailed as follows:

		Position
		03/31/2018	12/31/2017
Risk Factor	Products	MCh$	MCh$
CLP Rates	Derivatives	(368,261)	(738,006)
	Investments	178,528	263,964
CLF Rates	Derivatives	758,338	694,368
	Investments	33,679	171,330
COP Rates	Derivatives	(287,714)	(223,400)
	Investments	18,002	384,244
UVR Rates	Derivatives	—	—
	Investments	—	—
USD Rates		277,738	256,495
OM Rates		14,000	10
FX (exchange rate)		11,399	15,620
Inflation (CLF)		—	—
Optionality (GaMCha, Vega)		9	120

Trading book positions by risk factor correspond to the fair and equivalent nominal value (exchange rate or “FX,” inflation and optionality) of the portfolios which make up the Trading Book.  The trading book is made up of the financial assets (trading instruments and trading derivatives) and financial liabilities (trading derivatives). The currency position incorporates the amortized cost positions from the Statement of Financial Position, excluding the positions related to the foreign investment with their respective hedges.  It is worth highlighting that currency positions in the Trading Book have limits for each currency.

Note 32 - Risk Management, continued

Trading Book Positions by Risk Factor

FX and Inflation Positions in the Banking Book:

Foreign currency and inflation positions in the Banking Book (in MCh) as of March 31, 2018 and December 31, 2017 are detailed as follows:

Position	03/31/2018	12/31/2017
CLF	956,085	877,152
FX	(291,565)	(889,075)

Positions in currencies other than Chilean pesos (FX) and exposure to indexation is classified by book and by their effect in the Bank’s financial statements, reflecting the spot exposure to each risk factor.  It is worth highlighting the impact of structural exchange rate risk arising from the Bank’s positions in currencies other than the Chilean peso primarily related to the consolidation of investments in subsidiaries or affiliates and the results and hedges of such investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the currency depreciation impact thus optimizing the financial cost of hedges.  The general policy for managing this risk is to finance them in the investment currency provided that the market depth so allows and the cost is justified by the expected depreciation.  One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso.  As of March 31, 2018, a greater ongoing exposure was concentrated in Colombian pesos (approximately MUS$1,000).  The Bank hedges part of such positions on a permanent basis using currency derivatives.  The currency positions in the banking book have limits for each currency.

Structural Interest Rate Position in Banking Book (Interest Rate Gap):

Structural interest rate risk is measured using representation by risk factor of cash flows expressed at fair value, assigned at the repricing date and by currency.   This methodology facilitates the detection of concentrations of interest rate risk over different time frames.   All balance sheet and off balance sheet items are unbundled in cash flows and placed at the repricing / maturity point. For those accounts that do not have contractual maturities, an internal model is used to analyze and estimate the terms of duration and sensitivities thereof.

The following table shows the Banking Book items (products valued at amortized cost and available-for-sale instruments and derivatives valued at fair value) for the most important currencies in which the Bank does business as of March 31, 2018 and December 31, 2017.

The reflected exposures are the present values resulting from:

•             Modeling contractual cash flows based on behaviors that affect market risk exposure. Example: prepayment, renewal, etc.

•             Discounting cash flows from items accounted for on an accrual basis at a rate that represents the opportunity cost of the liability/asset.

•             Discounting cash flows from items accounted for at market value at the market rate.

Note 32 - Risk Management, continued

	03/31/2018
CLP Position	1M	1M-3M	3M-1A	1A-3A	More than 3A
ASSETS	4,615,195	971,333	1,480,867	1,364,135	722,907
Available	680,961	—	—	—	—
Repurchase agreements	5,997	—	—	—	—
Loans and receivables from Customers	2,177,952	968,341	1,423,373	1,040,081	483,430
Financial Assets available for sale	106,448	2,992	57,494	324,054	239,477
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	660,319	—	—	—	—
Other Assets	983,518	—	—	—	—
LIABILITIES	(7,519,559)	(1,299,116)	(2,473,431)	(1,164,331)	(215,733)
Current Accounts and Demand Deposits	(776,645)	(84,581)	(486,816)	(878,102)	—
Time Deposits and savings accounts	(2,836,231)	(1,183,395)	(1,968,245)	(169,466)	—
Debt instruments issued	—	(31,105)	(18,042)	(116,763)	(215,733)
Other Liabilities	(251,832)	—	—	—	—
Capital and Reserves	(3,297,871)	—	—	—	—
Resale Agreements	(356,980)	(35)	(328)	—	—
DERIVATIVES	12,046	329,272	1,035,542	(243,150)	(156,484)
Financial derivative contracts	(12,046)	329,272	1,035,542	(243,150)	(156,484)

	03/31/2018
CLF Position	1M	1M-3M	3M-1A	1A-3A	More than 3A
ASSETS	308,962	699,690	1,778,813	2,323,066	3,788,780
Available	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans and receivables from Customers	440,768	624,828	1,615,437	1,802,980	3,767,137
Financial Assets available for sale	3,222	74,862	163,376	520,086	21,643
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other Assets	(135,028)	—	—	—	—
LIABILITIES	(359,184)	(153,003)	(450,726)	(990,807)	(4,000,162)
Current Accounts and Demand Deposits	(15,554)	—	—	—	—
Time Deposits and savings accounts	(162,112)	(52,482)	(194,387)	(23,930)	(427,412)
Debt instruments issued	(12,669)	(91,070)	(224,221)	(922,199)	(3,567,602)
Other Liabilities	(168,849)	(9,451)	(32,118)	(44,678)	(5,148)
Capital and Reserves	—	—	—	—	—
Resale Agreements	—	—	—	—	—
DERIVATIVES	(440,450)	(525,436)	(1,305,361)	(157,192)	439,096
Financial derivative contracts	(440,450)	(525,436)	(1,305,361)	(157,192)	439,096

	03/31/2018
USD Position	1M	1M-3M	3M-1A	1A-3A	More than 3A
ASSETS	716,131	284,957	477,494	23,895	17,224
Available	474,507	—	—	—	—
Repurchase agreements	210,583	—	—	—	—
Loans and receivables from Customers	212,426	284,957	476,980	16,526	11,668
Financial Assets available for sale	—	—	514	7,369	5,556
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other Assets	(181,385)	—	—	—	—
LIABILITIES	(1,376,021)	(311,599)	(422,608)	(445,520)	—
Current Accounts and Demand Deposits	(544,588)	—	—	—	—
Time Deposits and savings accounts	(652,875)	(195,925)	(405,588)	—	—
Debt instruments issued	(8,764)	(115,674)	(17,020)	(445,520)	—
Other Liabilities	(133,850)	—	—	—	—
Capital and Reserves	(35,719)	—	—	—	—
Resale Agreements	(225)	—	—	—	—
DERIVATIVES	639,259	226,508	(5,135)	300,029	5,968
Financial derivative contracts	639,259	226,508	(5,135)	300,029	5,968

	03/31/2018
COP Position	1M	1M-3M	3M-1A	1A-3A	More than 3A
ASSETS	2,486,419	517,071	759,233	838,861	713,516
Available	242,323	—	—	—	—
Repurchase agreements	14,870	—	—	—	—
Loans and receivables from Customers	1,823,784	475,899	755,270	702,015	516,038
Financial Assets available for sale	19,324	14,186	3,963	136,846	197,478
Financial assets held to maturity	58,774	26,986	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other Assets	327,344	—	—	—	—
LIABILITIES	(3,525,822)	(604,098)	(874,964)	(553,299)	(366,521)
Current Accounts and Demand Deposits	(1,784,757)	—	—	—	—
Time Deposits and savings accounts	(499,948)	(564,529)	(780,479)	(456,962)	(150,229)
Debt instruments issued	(18,626)	(39,569)	(94,485)	(96,337)	(216,292)
Other Liabilities	(475,577)	—	—	—	—
Capital and Reserves	(746,914)	—	—	—	—
Resale Agreements	—	—	—	—	—
DERIVATIVES	466,115	(110,099)	(237,920)	169,976	(100,615)
Financial derivative contracts	466,115	(110,099)	(237,920)	169,976	(100,615)

Note 32 - Risk Management, continued

	12/31/2017
CLP Position	1M	1M-3M	3M-1A	1A-3A	More than 3A
ASSETS	4,256,811	892,701	1,688,269	1,315,539	665,015
Available	387,847	—	—	—	—
Repurchase agreements	5,956	—	—	—	—
Loans and receivables from Customers	2,162,363	859,897	1,614,115	1,080,663	427,787
Financial Assets available for sale	67,735	32,804	74,154	234,876	237,228
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	703,689	—	—	—	—
Other Assets	929,221	—	—	—	—
LIABILITIES	(6,418,945)	(1,147,278)	(3,162,828)	1,204,044	221,116
Current Accounts and Demand Deposits	(577,488)	(83,941)	(484,133)	901,810	114
Time Deposits and savings accounts	(2,229,619)	(989,646)	(2,633,395)	194,706	—
Debt instruments issued	(831)	(7,952)	(45,081)	107,528	221,002
Other Liabilities	(374,333)	(30,483)	—	—	—
Capital and Reserves	(3,207,101)	(30,483)	—	—	—
Resale Agreements	(29,573)	(4,773)	(219)	—	—
DERIVATIVES	819,878	456,293	268,834	(324,113)	(152,389)
Financial derivative contracts	819,878	456,293	268,834	(324,113)	(152,389)

	12/31/2017
CLF Position	1M	1M-3M	3M-1A	1A-3A	More than 3A
ASSETS	481,000	510,095	2,008,605	2,172,278	3,891,622
Available	—	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans and receivables from Customers	520,449	422,096	1,786,914	1,767,416	3,804,979
Financial Assets available for sale	22,633	87,999	221,691	404,862	86,643
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other Assets	(62,082)	—	—	—	—
LIABILITIES	(352,331)	(255,086)	(423,122)	(968,507)	(3,748,085)
Current Accounts and Demand Deposits	(15,778)	—	—	—	—
Time Deposits and savings accounts	(98,353)	(244,699)	(123,995)	(41,967)	(421,726)
Debt instruments issued	(48,724)	(10,387)	(262,792)	(878,854)	(3,319,434)
Other Liabilities	(189,476)	—	(36,335)	(47,686)	(6,925)
Capital and Reserves	—	—	—	—	—
Resale Agreements	—	—	—	—	—
DERIVATIVES	(1,209,472)	(508,032)	(817,140)	(226,061)	321,390
Financial derivative contracts	(1,209,472)	(508,032)	(817,140)	(226,061)	321,390

	12/31/2017
USD Position	1M	1M-3M	3M-1A	1A-3A	More than 3A
ASSETS	702,899	263,710	547,828	33,258	11,851
Available	392,669	—	—	—	—
Repurchase agreements	—	—	—	—	—
Loans and receivables from Customers	132,850	263,597	547,358	20,963	10,761
Financial Assets available for sale	173	79	439	12,283	1,078
Financial assets held to maturity	—	—	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other Assets	177,207	34	31	12	12
LIABILITIES	(1,861,588)	(318,197)	(539,389)	(450,818)	—
Current Accounts and Demand Deposits	(388,722)	—	—	—	—
Time Deposits and savings accounts	(837,274)	(202,181)	(526,101)	(2,215)	—
Debt instruments issued	(452,157)	(116,016)	(13,288)	(448,603)	—
Other Liabilities	(116,183)	—	—	—	—
Capital and Reserves	(66,994)	—	—	—	—
Resale Agreements	(258)	—	—	—	—
DERIVATIVES	879,996	(47,020)	70,834	361,999	6,409
Financial derivative contracts	879,996	(47,020)	70,834	361,999	6,409

	12/31/2017
COP Position	1M	1M-3M	3M-1A	1A-3A	More than 3A
ASSETS	1,995,876	579,940	774,647	1,014,376	593,649
Available	165,848	—	—	—	—
Repurchase agreements	21,263	—	—	—	—
Loans and receivables from Customers	1,237,941	522,042	633,470	619,269	531,424
Financial Assets available for sale	3,885	—	141,177	395,107	62,225
Financial assets held to maturity	25,145	57,898	—	—	—
PP&E and intangible assets	—	—	—	—	—
Other Assets	541,794	—	—	—	—
LIABILITIES	(3,184,891)	(628,485)	(686,080)	(484,123)	(303,755)
Current Accounts and Demand Deposits	(1,490,776)	—	—	—	—
Time Deposits and savings accounts	(350,584)	(578,115)	(635,840)	(376,758)	(140,162)
Debt instruments issued	—	(50,370)	(50,240)	(107,365)	(163,593)
Other Liabilities	(669,363)	—	—	—	—
Capital and Reserves	(674,168)	—	—	—	—
Resale Agreements	—	—	—	—	—
DERIVATIVES	(233,772)	62,977	(330,530)	374,478	(95,155)
Financial derivative contracts	(233,772)	62,977	(330,530)	374,478	(95,155)

Note 32 - Risk Management, continued

A summary of the previous exposures follows:

Position	03/31/2018	12/31/2017
CLP	(2,564,599)	(2,267,374)
CLF	956,085	877,152
COP-UVR	130,583	(550,847)
FX	(422,147)	(338,228)

Sensitivity Analysis for Financial Risks

The Bank uses stress tests as a sensitivity analysis tool in order to control financial risk.  This measurement is performed separately for each class of financial instruments.

Sensitivity is estimated using the DV01 indicator, which is a sensitivity measure of portfolio results considering the increase by 1 basis point (0.01%) of the zero coupon interest rate of the financial risk factor for different maturities in annualized terms.  Although the use of DV01 to estimate potential impacts on the economic, accounting and equity value is simple to understand and implement, it excludes both correlations between risk factors and second-order effects.

In order to comply with IFRS 7.40, the following table presents a reasonable estimate of a probable impact, fluctuations of interest rates, exchange rates and implicit volatilities (market factors) that would impact the Trading Book and the Banking Book.

The fluctuations of market factors correspond to reasonably probable scenarios chosen within a set of agreed scenarios based on opinions of economic specialists, financial risk and operators. To estimate the sensitivity, the sensitivity (DV01) and reasonably probable scenarios must be multiplied by the market factor.

Interest Rate Scenarios - Chile (basis points — 0.01%)

Scenarios for impact on financial trading instruments							Scenarios for impact on Available-for-Sale Assets(AFS)							Scenarios for impact on Accrual Book
Term	Chamber CLP	Government CLP	Chamber CLF	Government CLF	Curve USD	Curve FX	Term	Chamber CLP	Government CLP	Chamber CLF	Government CLF	Curve USD	Curve FX	Term	Chamber CLP	Chamber CLF	Curve USD
1D	33	70	154	271	(71)	(71)	1D	(33)	70	(154)	271	71	71	1D
3M	33	70	154	271	(71)	(71)	3M	(33)	70	(154)	271	71	71	1M	33	154	71
6M	33	70	154	271	(71)	(71)	6M	(33)	70	(154)	271	71	71	3M	33	154	71
9M	37	65	110	197	(59)	(59)	9M	(37)	65	(110)	197	59	59	6M	33	154	71
1Y	41	59	59	113	(46)	(46)	1Y	(41)	59	(59)	113	46	46	9M	37	110	59
2Y	43	46	59	99	(35)	(35)	2Y	(43)	46	(59)	99	35	35	1Y	41	59	46
3Y	46	45	54	88	(42)	(42)	3Y	(46)	45	(54)	88	42	42
4Y	48	43	48	78	(50)	(50)	4Y	(48)	43	(48)	78	50	50
5Y	50	41	42	67	(59)	(59)	5Y	(50)	41	(42)	67	59	59
7Y	50	44	45	70	(65)	(65)	7Y	(50)	44	(45)	70	65	65
10Y	50	49	50	73	(74)	(74)	10Y	(50)	49	(50)	73	74	74
20Y	50	49	55	57	(74)	(74)	20Y	(50)	49	(55)	57	74	74

Exchange Rate Scenarios - Chile

Parity	Scenario for Impact on P&L	Scenario for impact on AFS	Scenarios for impact on Accrual Book
USD-CLP	5.4%	-5.4%	-5.4%
USD-COP	14.8%	14.8%	14.8%

Note 32 - Risk Management, continued

Interest Rate Scenarios - Chile (basis points — 0.01%)

Scenarios for impact on financial trading instruments				Scenarios for impact on Available-for-Sale Assets(AFS)				Scenarios for impact on Accrual Book
Term	Government COP	Swap IBR	Curve USD	Term	Government COP	Swap IBR	Curve USD	Term	Curve FX	Swap IBR	Curve USD
1D	91	54	(22)	1D	91	54	(22)	1D		54	14
3M	91	63	(7)	3M	91	63	(7)	1M	71	97	17
6M	91	64	(6)	6M	91	64	(6)	3M	71	63	24
9M	91	65	(9)	9M	91	65	(9)	6M	71	64	22
1Y	91	67	(12)	1Y	91	67	(12)	9M	59	65	25
2Y	90	59	(14)	2Y	90	59	(14)	1Y	46	67	28
3Y	70	57	(21)	3Y	70	57	(21)
4Y	57	48	(28)	4Y	57	48	(28)
5Y	54	40	(35)	5Y	54	40	(35)
7Y	48	34	(43)	7Y	48	34	(43)
10Y	38	25	(55)	10Y	38	25	(55)
20Y	(13)	(7)	(96)	20Y	(13)	(7)	(96)

Exchange Rate Scenarios - Colombia

Parity	Scenario for Impact on P&L	Scenario for impact on AFS	Scenarios for impact on Accrual Book
USD-COP	-1.7%	-1.7%	-1.7%

The following table shows the impact on the P&L of the Bank derived from the reasonably probable movements or scenarios applied to our financial trading book as of March 31, 2016 and 2017:

	03/31/2018	12/31/2017
Scenario for Impact on P&L	MCh$	MCh$
CLP Risk Rate	(1,087)	(849)
Derivatives	(1,084)	(847)
Debt instruments issued	(3)	(2)
CLF Risk Rate	(3,660)	(7,839)
Derivatives	(3,660)	(7,839)
Debt instruments issued	—	—
COP Risk Rate	(4,796)	(14,895)
Derivatives	(243)	(9,909)
Debt instruments issued	(4,553)	(4,986)
UVR Risk Rate	(65)	—
Derivatives	—	—
Debt instruments issued	(65)	—
USD Risk Rate	(232)	(2,001)
Other Currencies Risk Rate	(30)	(50)
Total Risk Rate	(9,870)	(25,633)
Foreign Exchange Risk	(2,879)	(755)
Options Risk	63	66
Total Impact	(12,686)	(26,322)

Note 32 - Risk Management, continued

It is worth mentioning that the Option Risk includes the (Vega) and Gamma volatility risks

The following table presents the impact derived from the reasonably probable movements or scenarios applied to our Accrual [sic] banking Book as of March 31, 2018 and December 31, 2017.

	03/31/2018	12/31/2017
Potential Impact on Accrual Book	MCh$	MCh$
Impact for Base Interest Rate Shock	(5,483)	(9,432)

The impact on the banking book does not necessarily mean a profit/loss but it does mean a lower/greater net income from the generation of funds (net income from funds, which are the net interest resulting from the accrual portfolio) for the next 12 months.

In line with the effects on P&L of items accounted for at fair value and accrual, changes in market factors due to movements in interest rates and exchange rates that are reasonably possible also generate impacts on equity accounts due to the potential change in market value of the portfolio of instruments available for sale and in the portfolios of hedge cash flow and net investments, which are presented in the following table:

March 31, 2018

	Potential Impact on Equity as of 03/31/2018
	DV01 (+1 bps)	Impact for Changes in Interest Rate
Interest Rate	USD	MCh USD	MCh$
CLP	(334,261)	(28)	(17,148)
CLF	(139,563)	(47)	(28,223)
COP	(178,024)	(11)	(7,484)
UVR	—	—	—
USD	(46,899)	(2)	(1,287)
Others	—	—	—
Total Rate Risk	(698,746)	(88)	(54,143)

	Impact for Changes in Prices
Exchange Rate	MCh USD	MCh$
USD	(4)	(2,597)
COP	(14)	(8,585)
Total Foreign Exchange Risk	(18)	(11,182)
Total Impact	(107)	(65,325)

Note 32 - Risk Management, continued

December 31, 2017

	Potential Impact on Equity as of 12/31/2017
	DV01 (+1 bps)	Impact for Changes in Interest Rate
Interest Rate	USD	MCh USD	MCh$
CLP	(386,979)	(37)	(22,745)
CLF	(245,812)	(48)	(29,261)
COP	(225,321)	(17)	(10,766)
UVR	—	—	—
USD	(48,791)	(3)	(1,700)
Others	—	—	—
Total Impact on Rate	(906,903)	(105)	(64,473)

	Impact for Changes in Prices
Exchange Rate	MCh USD	MCh$
USD	(8)	(4,875)
COP	(9)	(5,621)
Total Impact on Exchange Rate	(17)	(10,497)
Total Impact	(122)	(74,969)

The Bank uses accounting hedges to efficiently manage accounting asymmetries present in financial risk exposure.

The use of accounting hedges is dependent on limits defined by the Board, definitions from the Assets and Liabilities Committee (ALCO) and the Hedging Policy.  The Treasury division is responsible for designing and implementing strategies and the Financial Risk Management division for measuring and monitoring the effectiveness of hedges, generating effectiveness indicators which are continuously monitored.

Note 32 - Risk Management, continued

II.2.b) Liquidity Risk Metrics and Limits

Liquidity risk measurements are focused mainly on quantifying whether the institution has sufficient resources to meet its intra-day and intra-day obligations under both normal and stressed conditions. They also include a framework of indicators to forecast the occurrence of liquidity stress scenarios and clarity as to the steps to follow once the risk has occurred.

The following are the normative and internal metrics used to monitor and control liquidity risk:

Regulatory Liquidity Risk Measurement

Adjusted liquidity gap: the chapter SBIF 12-20 establishes that, with the regulator’s prior authorization, cash outflows to retail counterparties may be assigned a different maturity than their contractual maturity based on their statistical behavior.  Adjusted mismatches (local consolidated) are restricted to a maximum of:

•             30-day mismatches in consolidated and foreign currency:  100% of Core Capital.

•             90-day mismatches in consolidated currency:  200% of Core Capital.

The Bank, on a local consolidated level, must continuously observe those limits and periodically report to the SBIF its positions at risk and compliance with those limits using the SBIF C46 regulatory report

Note 32 - Risk Management, continued

The use of the liquidity regulatory limit as of March 31, 2018 and December 31, 2017 is detailed as follows:

Regulatory Liquidity Indicator	03/31/2018	12/31/2017
30 days	15%	18%
30 days in foreign currency	8%	25%
90 days	18%	11%

Regulatory Measurement of Contractual Liquidity Gap

In accordance with SBIF Chapter 12-20, all on and off-balance sheet item are analyzed provided that they contribute cash flows at their contractual maturity point.

Balances of the Bank’s consolidated non-discounted contractual cash flows from financial assets and liabilities as of March 31, 2018 and December 31, 2017, are detailed as follows in MCh$:

	As of 03/31/2018
	Up to 1M	1M-3M	3M - 6M	6M - 1Y	1Y - 3Y	3Y - 5Y	More than 5Y	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	4,120,337	2,023,115	1,983,263	2,630,539	5,599,881	3,306,750	9,427,941	29,091,824
Cash	994,862	—	—	—	—	—	—	994,862
Financial instruments recorded at market value	1,096,794	3,569	240,750	33,238	1,084,389	64,416	343,274	2,866,430
Loans to other domestic banks without credit lines	168,130	—	—	—	92,879	—	—	261,009
CoMChercial loans without credit lines	1,643,456	1,757,028	1,416,143	1,481,454	2,625,798	1,842,107	4,598,745	15,364,730
CoMChercial credit lines and overdrafts	(321,474)	4,974	1,844	79,599	38	—	—	(235,019)
Consumer loans without credit lines	74,421	129,422	188,391	356,782	1,061,033	543,350	221,115	2,574,513
Consumer credit lines and overdrafts	29,388	20,309	2,524	401,010	4,117	—	—	457,347
Residential mortgage loans	37,344	79,126	99,251	199,316	781,103	769,582	4,138,472	6,104,194
Financial instruments recorded based on issuer’s flow	5,264	27,512	9,132	38,498	487	483	4,789	86,165
Other active transactions or coMChitments without credit lines	667,882	—	—	—	96	—	—	667,978
Derivative Contracts.	(275,729)	1,176	25,228	40,642	(50,059)	86,811	121,546	(50,386)
Liabilities	(8,588,223)	(2,258,198)	(2,332,065)	(2,773,727)	(3,033,658)	(1,118,954)	(5,482,056)	(25,586,882)
Current Accounts and Demand Deposits	(4,106,489)	—	—	—	—	—	—	(4,106,489)
Term savings accounts - unconditional withdrawal	(2,556)	—	—	—	—	—	—	(2,556)
Term savings accounts - deferred withdrawal	(26,815)	—	—	—	—	—	—	(26,815)
Obligations to Chilean Central Bank without credit lines	(504,963)	—	—	—	—	—	—	(504,963)
Deposits and time deposits	(2,375,430)	(1,978,051)	(1,842,253)	(2,105,130)	(1,017,722)	(122,122)	(813,705)	(10,254,413)
Foreign loans without credit lines	(567,683)	(224,909)	(292,934)	(506,667)	(442,985)	(94,740)	(173,962)	(2,303,878)
Letter of credit obligations	(2,676)	(546)	(3,102)	(6,095)	(20,608)	(15,645)	(22,833)	(71,504)
Bonds payable	(111,520)	(54,681)	(178,836)	(134,196)	(1,507,362)	(875,970)	(4,471,313)	(7,333,878)
Other obligations or payment coMChitments without credit lines	(890,092)	(11)	(14,941)	(21,640)	(44,981)	(10,478)	(243)	(982,385)
Net Band	(4,467,887)	(235,084)	(348,803)	(143,188)	2,566,223	2,187,796	3,945,885	3,504,942

	As of 12/31/2017
	Up to 1M	1M-3M	3M - 6M	6M - 1Y	1Y - 3Y	3Y - 5Y	More than 5Y	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	4,224,229	1,661,207	2,030,492	2,507,437	4,605,864	2,979,975	8,739,115	26,748,318
Cash	964,030	—	—	—	—	—	—	964,030
Financial instruments recorded at market value	1,031,730	1,214	230	15,516	15,448	6,634	13,339	1,084,111
Loans to other domestic banks without credit lines	23,723	—	—	—	93,955	—	—	117,678
CoMChercial loans without credit lines	1,746,846	1,401,225	1,663,302	1,489,772	2,656,850	1,677,277	4,455,127	15,090,400
CoMChercial credit lines and overdrafts	(325,031)	10,376	(3,633)	97,780	49	—	—	(220,459)
Consumer loans without credit lines	141,002	148,208	205,219	355,677	1,053,399	519,643	209,134	2,632,282
Consumer credit lines and overdrafts	36,763	21,558	(13,488)	425,016	4,092	—	—	473,941
Residential mortgage loans	34,318	65,946	96,918	194,677	769,201	719,814	4,046,511	5,927,384
Financial instruments recorded based on issuer’s flow	18,891	250	31,240	35,122	—	—	—	85,502
Other active transactions or coMChitments without credit lines	703,120	—	—	—	2,599	—	—	705,720
Derivative Contracts.	(151,164)	12,431	50,704	(106,123)	10,270	56,607	15,004	(112,271)
Liabilities	(8,239,221)	(2,164,508)	(2,393,760)	(3,255,779)	(2,859,784)	(1,094,156)	(5,255,700)	(25,262,908)
Current Accounts and Demand Deposits	(4,141,667)	—	—	—	—	—	—	(4,141,667)
Term savings accounts - unconditional withdrawal	(2,708)	—	—	—	—	—	—	(2,708)
Term savings accounts - deferred withdrawal	(25,702)	—	—	—	—	—	—	(25,702)
Obligations to Chilean Central Bank without credit lines	(397,707)	—	—	—	—	—	—	(397,707)
Deposits and time deposits	(1,910,317)	(1,938,606)	(2,106,012)	(2,356,981)	(905,369)	(125,129)	(789,883)	(10,132,297)
Foreign loans without credit lines	(460,289)	(147,694)	(224,952)	(646,167)	(362,455)	(95,084)	(240,690)	(2,177,330)
Letter of credit obligations	(3,120)	(582)	(3,191)	(6,257)	(21,623)	(16,323)	(24,732)	(75,828)
Bonds payable	(599,615)	(78,780)	(63,087)	(231,538)	(1,511,971)	(839,412)	(4,200,119)	(7,524,520)
Other obligations or payment coMChitments without credit lines	(698,096)	1,154	3,482	(14,836)	(58,367)	(18,209)	(276)	(785,148)
Net Band	(4,014,992)	(503,301)	(363,268)	(748,343)	1,746,079	1,885,819	3,483,415	1,485,410

Note 32 - Risk Management, continued

The preceding tables present non-discounted cash flows from the Bank’s assets and liabilities on the basis of maturity estimation models.  The Bank’s expected cash flows could vary as a consequence of changes in the variables used to estimate asset and liability maturities.

The grouping corresponds to regulatory categories that bring together financial items with similar characteristics from the perspective of liquidity risk.  These categories are modeled separately and reported in cash flows.

Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”)

In line with international risk management practices, the Bank uses the liquidity coverage ratio (“LCR”) and the net stable funding ratio (“NSFR”) to manage liquidity risk.

Note 32 - Risk Management, continued

The LCR aims to measure the sufficiency of high-quality assets to face a 30-day funding stress scenario.  At a minimum, the institution must survive until the thirtieth day of the stress scenario with funding from liquid assets in its portfolio because, as described in the standard, managers and/or supervisors would have been able to establish timely corrective measures.  The indicator also recognizes differentiated behavior for wholesale versus retail counterparties, which in the Bank’s case represent 63% and 37%, respectively, for the 30-day period.  Moreover, the NSFR focuses on maintaining sufficient stable funding to meet (long-term) stable funding needs.  The bank calculates LCR and NSFR using the methodologies defined by the local regulator and the Brazilian Central Bank (“BACEN”). Both regulators set a limit for LCR, while the Parent Company establishes a limit for NSFR.  The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the “Basel III Committee on Banking Supervision” (“BIS III”) which were adopted by the local Chilean regulator (SBIF) and the Brazilian Central Bank (BACEN).

Deposits / Loans

Structurally, the Bank’s liquidity may be quantified based on the level of assets and liabilities in its Balance Sheet. In particular, the following table shows the ratio of deposits / loans in Itaú Corpbanca’s Balance Sheet.  Deposits refer to the carrying amount of funds (demand and time deposits) that customers deposit in the bank, while loans are credit that the bank grants.  This is a measurement of the reciprocity between the Bank’s commercial activity and the funding stability.

	03/31/2018	12/31/2017
Year-End	71.3%	71.9%
Minimum	71.3%	70.2%
Maximum	72.7%	78.4%
Average	72.0%	72.3%

Note1: loans are reported net of provisions

Liquidity Warning Levels

Warning levels seek to provide evidence or signs of potential adverse liquidity events.  The most relevant warning levels include: counterparty and maturity concentration, currency concentration, product concentration, reserve management, evolution of funding rates and diversification of Liquid Assets.

Analysis of Pledged and Unpledged Assets

An analysis of the Bank’s pledged and uncommitted assets that will be available to generate additional funding as fixed-income instruments follows.  For such purpose, the pledged assets are:

•             Assets that have been committed or received as collateral.

•             Assets that an entity considers that it is restricted from using

Available assets and investments adjusted for the delivery or receipt of guarantees for March 31, 2018.

Note 32 - Risk Management, continued

		Amount	Delivered as collateral	Received as collateral	Available
	Associated	MCh$	MCh$	MCh$	MCh$
	Notes	(i)	(ii)	(iii)	(i+ii+iii)
03/31/2018	5,7,15	1,000,231	(531,464)	401,957	870,724
12/31/2017	5,7,15	999,044	(356,881)	172,881	815,044

II.2.c) Counterparty Risk

Exposure to derivative counterparty risk is measured by recognizing the different contracts executed with the institution’s customers, including contracts without mitigating clauses, contracts with netting, contracts with Credit Support Annex (“CSA”) and with clearing houses, which receive a differentiated treatment.   The following table details the transactions and the relevant netting thereof:

		03/31/2018			12/31/2017
		Assets before Netting	Liabilities before Netting	Net Assets	Assets before Netting	Liabilities before Netting	Net Assets
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives with netting agreement		193,437	(149,667)	43,770	127,293	(96,942)	30,351
Derivatives without netting agreement		979,925	(843,597)	136,328	1,121,482	(998,212)	123,270
Total Derivatives		1,173,362	(993,264)	180,098	1,248,775	(1,095,154)	153,621
Net guarantees delivered in compensation houses (*)		76,602	—	76,602	78,097	—	78,097
Net guarantees delivered in bilateral agreements (**)	15.19	118,371	(94,857)	23,514	88,520	(79,589)	8,931
Net Guarantees Delivered		194,973	(94,857)	100,116	166,617	(79,589)	87,028
Derivatives Net of Guarantees		1,078,505	(798,291)	280,214	1,415,392	(1,174,743)	240,649

(*) Clearing Houses: centralized counterparties that play the counterparty role for all participants.

(**) Bilateral agreements: contractual agreements between both parties for delivery of guarantees under certain conditions.

Market values of derivatives reported in the accounting do not reflect counterparty risk management using guarantees as they do not reveal the true exposures with the counterparties. The guarantees delivered (received) must be added (subtracted) from the market value in order to correctly reflect these exposures.

It is important to highlight that counterparty risk management is framed within the Bank’s corporate credit policies.

II.3) Monitoring and Governance of Financial Risks

The Board of Directors is the body in charge of the Bank’s management, and is mainly engaged in defining the institution’s strategic guidelines and supervising its risk management structure.

Risk management policies are established for the purpose of identifying and analyzing the risks faced by the Bank, setting adequate limits and controls and monitoring risks and compliance with limits.  Risk management policies and structures are reviewed regularly in order to reflect changes in the Bank’s activities. The Bank, through its standards and procedures, aims to develop an appropriate control environment in which all associates understand their roles and responsibilities.

The Audit Committee supervises the way in which the Bank monitors and manages risk and compliance with the risk management policies and procedures, and oversights if the risk management framework is appropriate for the risks faced by the Bank.   This committee is assisted by the Internal Audit in its oversight role.   Internal Audit performs reviews of risk management controls and procedures, whose results are reported to the Audit Committee.

In accordance with the Bank’s governance outlook, the Financial Risk Division is responsible for identifying, quantifying, analyzing, controlling and monitoring the Bank’s financial risk.  The Credit Risk Division is responsible for managing the credit risk for the Corporate Banking and Treasury divisions.  The Financial Risk Department is part of the Financial Planning and Control Division together with the Accounting, Management Control, Planning and Development, Capital Management and Investor Relations Divisions.  The main goal of this corporate division is to provide accurate, timely and high-quality information to support decision making by internal and external stakeholders.

Note 32 - Risk Management, continued

The Corporate Treasury Division is charged with managing financial risk in the Bank’s trading and banking books with regard to financial risks.   As far as the banking book is concerned, it consists of manages inflation, interest rate and liquidity risks in the Bank’s balance sheet in order to maximize returns in compliance with corporate policies and current laws and regulations.   The trading book refers to the portfolio of financial instruments acquired to obtain short-term gains from increases in fair value arising from changes in the values of underlying variables. This book manages the currency risk for the entire balance sheet.  Management of the Bank’s funding structure is an important component of managing liquidity and interest rate risks within the Banking Book or balance sheet.

The Financial Risk Division is independent from the business areas and is responsible for controlling and measuring the Bank’s financial risks (market and liquidity risks) as well as supplying, along with the Treasury Division, the ALCO with the metrics and limits for those risks which are established in the respective policies.

The Bank’s financial risk management efforts are framed within the Financial Risk Policy, which is comprised of the Liquidity Management Policy, the Market Risk Management Policy and the Valuation Policy.

Financial Risk Management Principles

•             Risk is monitored and controlled by parties independent from those managing the risks, thus correctly aligning incentives.

•             Management efforts should be flexible, within the framework permitted by current policies, rules and regulations.

•             Senior management establishes the guidelines for risk appetite,

•             and it is informed periodically on risk levels assumed, contingencies and instances when limits are exceeded.

Note 32 - Risk Management, continued

Financial Risk Management Committees

In order to guarantee the flexibility of management efforts and communication of risk levels to senior management, the following network of committees has been established:

•             Daily Meeting:  Is held daily to review financial conditions and the latest market movements.  This committee reviews the relevance of positions on a daily basis in order to detect in advance any scenarios that could negatively impact on returns and liquidity.  It also monitors the performance of strategies used for each of the portfolios.

•             Proprietary Trading and Market Making Commission: Holds weekly meetings to analyze strategies for managing investment portfolio or directional positions.  This committee reviews local and global economic conditions and projections in order to analyze the potential benefits and risks of the strategies executed and evaluate new strategies.

•             Asset and Liability Management (“ALM”) Commission:   Holds biweekly meetings to analyze management of structural interest rate and indexation risks in the Banking Book:

•             Liquidity and Market Commission:  Holds biweekly meetings to exclusively analyze management of funding liquidity risk.

•             Treasury Committee:  Holds monthly meeting to analyze matters related to treasury activity and establish agreements and strategies on related matters, always in line with current ALCO policies and guidelines:

•             Asset-Liability Committee (“ALCO”) Holds monthly meetings to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.

•             Board of Directors: The Board of Directors is informed each quarter of the market and funding liquidity risk levels assumed by presenting established risk indexes, limit consumption and results of stress tests.

b.3 Shareholders’ equity requirement

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios.  During the period ended March 31, 2018 and December 31 2017, the Bank has fully complied with all capital requirements.

The Bank maintains and actively manages core capital to cover the risks inherent to its business.  The Bank’s capital adequacy is monitored using, among other measures, indexes and rules established by the SBIF.

In accordance with the Chilean General Banking Law, the Bank must maintain a minimum ratio of regulatory capital to consolidated risk-weighted assets of 8%, net of required provisions, and a minimum ratio of core capital to total consolidated assets of 3%, net of required provisions.  However, after the merger, the SBIF determined that the Bank’s regulatory capital could not be less than 10% of its risk-weighted assets.  For this purpose, regulatory capital is determined based on capital and reserves or core capital, adjusted by:

•             adding subordinated bonds limited to 50% of core capital and,

•             subtracting the asset balance of goodwill and unconsolidated investments in companies.

•             adding non-controlling interest up to a maximum of 20% of core capital.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back each asset.   There are five risk categories (0%, 10%, 20%, 60% and 100%).   For example, cash, deposits in other banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means that, in accordance with current standards, no capital is required to back these assets. Fixed assets have 100% risk, which means that minimum capital equivalent to 8% of the value of these assets is required.

Note 32 - Risk Management, continued

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or “credit equivalent”).   For weighting purposes, “credit equivalent” also considers contingent loans not recorded in the Interim Consolidated Statement of Financial Position.

As instructed in Chapter 12-1 “Equity for Legal and Regulatory Purposes” of the SBIF RAN, beginning in January 2010, a regulatory change was implemented that made effective Chapter B-3 of the Compendium of Accounting Standards and its subsequent amendments, which changed the risk exposures of contingent loans, passing from 100% to the percentages indicated below:

Type of contingent loan	Exposure
a) Collateral and guarantees	100%
b) Confirmed Foreign Letters of Credit	20%
c) Issued documentary letters of credits	20%
d) Boletas de garantía (Performance or Bid Bonds)	50%
e) Unrestricted credit lines	35%
f) Other credit coMChitments
- higher education loans Law No. 20.027	15%
- Others	100%
g) Other contingent loans	100%

As of year-end, the ratio of assets to risk-weighted assets was as follows:

		Consolidated assets		Risk-weighted assets
		03/31/2018	12/31/2017	03/31/2018	12/31/2017
	Note	MCh$	MCh$	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and deposits in banks	5	994,862	964,030	—	—
Cash in the process of collection	5	628,724	157,017	134,743	30,679
Trading securities	6	23,513	415,061	9,486	64,799
Repurchase agreements and securities loans	7	177,991	28,524	150,561	7,277
Financial derivative contracts		1,421,448	1,461,326	1,039,281	1,094,481
Loans and receivables from banks	8	58,378	70,077	58,378	36,073
Loans and receivables from customers		19,958,694	19,767,434	17,993,993	17,850,495
Financial Assets available for sale	10	2,780,391	2,653,066	801,997	501,656
Financial Assets held-to-maturity	10	309,086	202,030	309,086	202,030
Investments in companies	11	10,642	10,412	10,642	10,412
Intangibles	12	1,622,336	1,605,234	441,437	435,991
Fixed Assets	13	125,266	130,579	125,266	130,579
Current taxes	14	243,405	238,452	24,341	23,845
Deferred taxes	14	169,723	161,109	16,972	16,111
Other assets	15	461,616	444,692	445,707	427,567
Off-balance sheet assets
Contingent Credits		2,115,732	2,199,660	1,269,439	1,319,796
Total		31,101,807	30,508,703	22,831,329	22,151,791

Figures are presented as required by local regulations. Risk weighted assets are calculated according to Chapter 12-1 “Equity for Legal and Regulatory Purposes” of the SBIF.

	Amount			Reason
	03/31/2018		12/31/2017	03/31/2018		12/31/2017
	MCh$		MCh$	%		%
Basic Capital	3,229,511	(a)	3,189,876	10.38	(c)	10.46
Effective Equity	3,275,077	(b)	3,249,572	14.34	(d)	14.67

(a)              Basic capital is defined as the net amount that should be shown in the Consolidated Financial Statements as “equity attributable to equity holders of the Bank” as indicated in the Compendium of Accounting Standards.

Note 32 - Risk Management, continued

(b)             Regulatory capital is equal to basic capital plus subordinated bonds, additional provisions, and non-controlling interest as indicated in the Compendium of Accounting Standards; however, if that amount is greater than 20% of basic capital, only the amount equivalent to that percentage will be added; goodwill is subtracted and if the sum of the assets corresponding to minority investments in subsidiaries other than banking support companies is greater than 5% of basic capital, the amount that the sum exceeds that percentage will also be subtracted

(c)              The consolidated basic capital ratio is equal to basic capital divided by total assets for capital purposes (includes off balance sheet items)

(d)             The consolidated solvency ratio is equal to the ratio of regulatory capital to weighted assets.

As of December 31, 2017, the Bank includes the following information within its management objectives, policies and processes:

•                  In accordance with the SBIF’s authorization for the business combination, it determined that the resulting bank (from April 1, 2016 onward) shall maintain a regulatory capital not less than 10% of its risk-weighted assets.

•                  The shareholder agreement established “Optimum Regulatory Capital” for Itaú Corpbanca Chile and Colombia, which must be, as of any date, (a) the greater of 120% of the minimum regulatory Capital Ratio required by the law applicable in the respective country; and the average minimum regulatory Capital Ratio of the three largest private banks multiplied by the risk-weighted assets (which include the risk-weighted assets of the Bank’s subsidiaries that are consolidated for the purpose of calculating the minimum regulatory capital ratio in each country) of the Chilean Bank or the Colombian Bank, as appropriate, as of the date one year after the last day of the most recent fiscal year, assuming that the risk-weighted assets grow during that year at a rate equal to the minimum growth rate28.

•                  The Bank, in consolidated terms (equity holders of the Bank), maintains a total equity of MCh$3,229,511 (MCh$ 3,189,876 in December 2017).

In the regulatory area, the Bank closed the 2018 period with a basic capital indicator for total assets of 10.38% (10.46% in December 2017), while the ratio of effective Equity to risk-weighted total assets (Basel Index) was 14.34% (14.67% in December 2017).

b.4 Operational Risk

a.         Definition

The Bank and its subsidiaries define operational risk as the possibility of losses resulting from failures, weaknesses or inadequacy of internal processes, staff, and systems or from external events. This definition includes legal risk but excludes strategic and reputation risk.  Operational risk is recognized as a manageable risk and, therefore, the Bank has designated an area within its corporate structure that is in charge of such task.

28 Minimum Growth Rate: Corresponds to the minimum growth rate of the total assets of Itaú Corpbanca Chile and Itaú Corpbanca Colombia required to maintain the market share, determined by the Management, which in no case may exceed the projected growth of the system of each country.

Note 32 - Risk Management, continued

b.         Structure

In line with its business strategy, Banco Itaú Corpbanca has assigned operational risk management to the Operational Risk Division, which acts according to an annual plan based on the strategic plan for the business and support areas and the parent company.  This plan includes its own activities and others agreed with the Parent Company to comply with the regulatory requirements. Time and available resources are distributed based on the organization’s goals and size. This division reports to the Corporate Risk Division, which in turn reports to the Bank’s Chief Executive Officer.

In the Bank’s corporate governance structure, managing operational risk is of strategic importance to its business processes.  Operational risk management is based on financial industry best practices, international standards (among them, the most important ones are the Basel standards) and local standards, especially Chapter 1-13 of the Recopilación de Normas (Compilation of Standards) of the SBIF on operational risk management.

Banco Itaú Corpbanca has adopted a three-defense line model as the primary means of implementing its Operational Risk management, Internal Control and Compliance structure, ensuring compliance with corporate guidelines.  It establishes that the business and support areas (first line of defense) are responsible for managing risks related to their processes.  To accomplish the foregoing, they must establish and maintain a risk management program that ensures effective controls. The risk management program calls for all relevant risk matters to be reported to higher levels and to the Operational Risk Committee.  According to Bank policy, this Operational Risk Management program is implemented at all personnel levels and for all types of products, activities, processes and systems.  Business and support units are responsible for playing an active and primary role in identifying, measuring, controlling and monitoring these risks as well as for understanding and managing their risks in compliance with the policies.

Our methodology consists of evaluating the risks and controls of a business from a broad viewpoint, and includes a plan to monitor the effectiveness of such controls and identify any potential weaknesses.  This viewpoint considers, among other factors, the volume and complexity of activities and the potential impact of the related operational losses and the control environment.  The stages and main activities of our methodology are as follows:

Identification of Risks:

•             Mapping processes

•             Identification of risks and controls associated with processes, products, and projects

•             Identifying internal and external rules and regulations

•             Recording operating losses.

Measuring and evaluating each identified risk:

•             Evaluating events.

•             Evaluating internal and external rules and regulations

•             Walk-throughs and tests

•             Classifying controls (SOX, as defined below)

•             Evaluating business impacts of contingencies using a business impact analysis (“BIA”)

•             Corporate and regulatory self-assessment

Note 32 - Risk Management, continued

Mitigation and control:

•             Defining risk response (walk-throughs, tests, action plans)

•             Mitigating and controlling crisis situations

•             Monitoring the internal control environment

•             Defining and implementing risk indicators

•             Monitoring indicators and controls

•             Assisting with implementation of actions plans to mitigate audit comments and risk events

Reporting:

•             Management reports to the Bank’s senior management and committees

•             Coordinating operational risk, IT security, continuity and crisis management committees

•             Management reports to parent company

c.          Goals

The main goals of the Bank and its subsidiaries in managing operational risk are to:

•             Identify, evaluate, report, manage and monitor operational risk of activities, products and processes carried out or sold by the Bank or its subsidiaries;

•             Build a strong culture of operational risk management and internal controls with clearly defined and properly segregated responsibilities among business and support functions, whether developed internally or outsourced to third parties;

•             Generate effective internal reports on matters related to operational risk management, with scaling;

•             Control the design and application of effective plans for facing contingencies that ensure business continuity and limit loss.

In terms of training and awareness, the Bank continues reinforcing a risk culture through classroom training sessions on operational risk, internal controls and external and internal fraud prevention; and carrying out the “more security” yearly program for all associates and providing orientation programs for new employees.

Lastly, it continues applying he Sarbanes-Oxley (“SOX”) methodologies for its main products and processes; the application of such methodology is annually certified by an external consultant.

Note 33 - Subsequent Events

Merger of Insurance Brokers

On April 1, 2018, the merger of Itaú Chile Corredora de Seguros Limitada with Corpbanca Corredores de Seguros S.A. by incorporating the former into the latter, which for all legal purposes is the legal successor.

Other Subsequent Events

No other subsequent events have occurred within the period from April 1 to April 26, 2018 (date of issue of these Interim Consolidated Financial Statements) which may significantly affect them.

Jonathan Covarrubias Hernández	Rogério Carvalho
Accounting Manager	General Manager (D)